SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2010

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

DFS    –  Capital Management Department

DFSI  – Investor Relations Division invest@eletrobras.com.br

www.eletrobras.com

Marketletter – September 2010	Analysis of the Result
ELETROBRAS’ PERFORMANCE DURING THE THIRD QUARTER OF 2010

Eletrobras registered in the 3rd quarter of 2010 a net income of R$ 799.8 million, equivalent to R$ 0.71 per share, 76.2% higher than the amount registered in the same period of  last year, when the Company reported a net income of R$ 453.8 million, equivalent to R$ 0.40 per share. For the first nine months of the year Eletrobras reported a net income of R$ 2,533.4 million, equivalent to R$ 2.24 per share, 265.0% higher than the same period of 2009 when the Company filed a net loss of R$ 1,535.7 million, equivalent to R$ 1.36 per share.

2010	2009

1. Eletrobras Financial Performance

The Consolidated Financial Statement of the Eletrobrás System showed the following evolution:

3rd Quarter – R$ milion			CONSOLIDATED	9 Months – R$ milion
2010	2009	Variation		2010	2009	Variation
8,470.1	7,784.7	8.8%	Operating Income	21,759.7	19,473.0	11.7%
6,910.4	6,011.2	15.0%	Operating Expenses	18,022.4	17,052.6	5.7%
1,559.7	1,773.4	-12.1%	Profit before the Financial Result	3,737.3	2,420.4	54.4%
(325.5)	(1,585.5)	79.5%	Financial Result	114.6	(4,475.3)	102.6%
799.8	453.8	76.2%	Net Income	2,533.4	(1,535.7)	265.0%
R$ 0.7	R$ 0.4	76.2%	Net Income per share	R$ 2.2	(R$ 1.4)	265.0%
18.4%	22.8%	-4.4 p.p.	Operating Margin (%)	17.2%	12.4%	4.7 p.p.
9.4%	0.1%	9.4 p.p.	Net Margin (%)	11.6%	-7.9%	19.5 p.p.

Operating Margin = Operating Income / Operating Revenue

Net Margin = Net Income / Operating Revenue

pp = percentage point

The Net Operating Revenues of Eletrobras presented, during the period January-September 2010, an increase of 49.6% in relation to the same period of 2009, from R$ 5,750.5 million in 2009 to R$ 8,602.6 million in 2010 . This evolution was caused by variation of 31.0% on the Operations of Electric Power, which registered the amount of R$ 4,774.9 million in 2009 and R$ 6,213.8 million in 2010, influenced by the recognition of the effect of  U.S. inflation, measured by Industrial Goods and Consumer Price indices, focused on the commercialization of the energy from Itaipu Binacional, as described in item 2 - below, and the Equity account in earnings of affiliated companies which increased 137.6% from R$ 1,005.6 million in the first nine months of 2009 to R$ 2,388.8 million for the same period of 2010, as shown in section 3, below.

In terms of the consolidated financial statement, the net operating revenues showed an increase of 11.7%, from R$ 19,473.0 million in 2009 to R$ 21,759.7 million in 2010, influenced mainly by the Electric Power Operations account which increased by 12,5% in the first nine months of 2010.  For the same period in 2009, it incresed from R$ 19,952.9 million to R$ 22,450.4 million in 2010.

The Operating Expenses for the period January-September 2010 showed an increase of 18.2% in the operations of the parent company, from R$ 6,077.0 million in 2009 to R$ 7,184.6 million in 2010, mainly due to line item Energy Purchased for Resale which increased by 12.9%, from R$ 5,368.5 million in 2009 to R$ 6,060.3 million in 2010. In terms of consolidated numbers, the Operating expenses during this period increased 5.7% from R$ 17,052.6 million in 2009 to R$ 18,022.4 million in 2010, with the main change being the line item Energy Purchased for Resale that increased by 13.9% from R$ 4,707.5 million in 2009 to R$ 5,630.2 million in 2010.

Marketletter – September 2010	Analysis of the Result

The consolidated EBITDA of Eletrobras presented in the January-September period had an increase of 31.5%, from R$ 4,225.8 million in 2009 to R$ 5,559.6 in 2010.

The financial results of Eletrobras, shown in section 4 below, presented in the financial statements of the parent company  an increase of 165.9% from a net expense of R$ 2,143.3 million in 2009 to a net income of R$ 1,411.6 million in the first nine months of 2010. During this period, the consolidated financial result showed a variation of 102.6% from a net expense of R$ 4,475.3 million in 2009 to a net income of R$ 114.6 million in 2010

2.  Eletric energy transacations

A – Energy sale – R$ thousands

	CONTROLADORA		CONSOLIDADO
	09/30/2010	09/30/2009	09/30/2010	09/30/2009
Supply	-	-	4,717,177	3,100,769
Gross Supply	-	-	7,561,742	8,205,796
Transmission	-	-	3,552,377	3,543,151
Electric Energy traded at CCEE – short-term energy	1,209,642	1,402,789	1,614,979	1,758,089
Relending of Itaipu Energy	4,662,190	5,032,643	4,662,190	5,032,643
Regulatory Asset – Itaipu Energy Trading	341,919	(1,687,545)	341,919	(1,687,545)
Other		-		-
	6,213,751	4,747,887	22,450,384	19,952,903

 B – Energy purchases for resale and use of electric grid– R$ thousands

	CONTROLADORA		CONSOLIDADO
	09/30/2010	09/30/2009	09/30/2010	09/30/2009
Supply	-	-	1,135,313	1,204,924
Gross Supply	-	-	274,363	463,422
Transmission	-	-	980,012	919,515
Electric Energy traded at CCEE – short-term energy	660,696	750,705	682,779	905,393
Relending of Itaipu Energy	5,392,662	4,613,157	3,258,383	2,129,160
Other	6,988	4,631	9,383	4,631
	6,060,346	5,368,493	6,340,233	5,627,045

In the Relending of Itaipu Energy line item an expense of $ 196.6 million is included in order to represent the effect of the Regulatory Assets

The result of the first 9 months of 2010 was impacted by the recognition of the effect of U.S. inflation, measured by the Industrial Goods and Consumer Price indices, which affect the commercialization of energy from Itaipu, in the form of Regulatory Assets, which positively impacted the semester’s result in R$ 145.3 million. In the third quarter of 2010 a positive effect of R$ 372.8 million was registered.

The balance of the Regulatory Asset deriving from trade energy of Itaipu Binacional during the period between January and September 2010, represented by the line item Right of Reimbursement, presented in the Non-Current Asset, is R$ 213.1 million, equivalent to U$ 1,247.3 million.

C – Volume of sold energy

Volume of energy sold by subsidiary in the first nine months of 2010

Marketletter – September 2010	Analysis of the Result

3. Eletrobrás Shareholding Participation

The results obtained by the companies invested by Eletrobrás had a positive impact on the Company result in the first nine months of 2010 of R$ 2,388.8 million, deriving from to the evaluation of shareholding investments. In the same period of 2009, Eletrobras shareholding participations registered a positive balance of R$ 1,005.6 million, as shown below.

	R$ thousand
	Parent Company		Consolidated
	09/30/2010	09/30/2009	09/30/2010	09/30/2009
Investments in controlled companies
Equity Method	1.993.094	350.281	-	-
Capital Income - ITAIPU	35.345	44.348	35.345	44.348
	2.028.439	394.629	35.345	44.348
Investments in Affiliates
Equity Method	223.876	453.077	227.950	457.373
Interest on Own Capital	66.790	67.460	66.790	67.460
	290.666	520.537	294.740	524.833
Other investments
Interest on Own Capital	13.974	13.588	13.974	13.588
Dividends	49.509	65.555	49.509	65.555
Investment remuneration in partnerships	6.222	11.293	43.229	88.254
	69.705	90.436	106.712	167.397
	2.388.810	1.005.602	436.797	736.578

4. Financial Result

The devaluation of the Real compared to the US$ dollar and the fact that Eletrobrás holds relevant part of its receivables (net of obligations) – R$ 8,666.4  million (US$ 5,115.3 million) – indexed to the foreign currency, mainly to the US$ dollar, produced a negative impact on the Company’s result in the first nine months of 2010 when a net loss of R$ 280.4  million  was registered, deriving from the currency variation. R$ 638.4 million were registered in the third quarter of 2010. In the first nine months of the previous year a loss of R$ 4,364.8 million was registered, of which R$ 1,256.5 million were registered in the third quarter of 2009.

Relating to the monetary variation deriving from the internal indices, a gain of R$ 451.8 million was verified in the first nine months of 2010 (R$ 110.6 million in the third semester), against a small gain of R$ 22.3 million in the same period of 2009 (R$ 21,4 million in the third quarter of 2009), as shown below:

	R$ thousands
	Parent company		Consolidated
	09/30/2010	09/30/2009	09/30/2010	09/30/2009
Financial Revenues (Expenses)
Revenues from interest, commission and fees	1.628.039	2.890.252	599.599	749.619
Debt Charges	(490.111)	(470.186)	(1.145.313)	(305.612)
Charges on Shareholders Remuneration	(928.044)	(1.115.748)	(978.908)	(2.120.063)
Revenue from Financial Applications	907.595	879.240	1.095.531	1.102.750
Arrears surcharge on electric energy	904	3.682	254.339	148.673
Other Revenues (expenses)	121.902	11.978	245.982	(325.103)
Sub Total	1.240.285	2.199.218	71.230	(749.736)
Net monetary and currency variation
Net monetary variation	451.771	22.302	265.039	55.944
Net currency variation	(280.421)	(4.364.802)	(221.633)	(3.781.499)
Sub Total	171.350	(4.342.500)	43.405	(3.725.555)
Total	1.411.635	(2.143.282)	114.636	(4.475.291)

The main indexes of the financing contracts and of the onlendings showed the following variations:

Marketletter – September 2010	Analysis of the Result
Dollar and IGPM Variation

                                             2010                                                                                          2009

5 –  Provisions

5.1 Operating Provisions

	R$ thousand
	PARENT COMPANY		CONSOLIDATED
	09/30/2010	09/30/2009	09/30/2010	09/30/2009
Contingencies	246,616	(68,900)	533,891	97,441
PCLD – Consumers and Resellers	-	-	96,303	283,874
PCLD - RTE	-	-	(22,374)	2,750
PCLD – Financings and loans	21,910	64,031	21,910	64,031
PCLD – ICMS credits	-	-	11,152	114,506
Losses in realization of AFAC	93,219	49,217	-	-
Unfunded liabilities in subsidiaries	-	15,303	-	-
Other	81,376	12,581	194,388	193,485
	443,121	72,232	835,270	756,087

AFAC - Advances for future capital increase

5.2 Provision for credits of questionable liquidation - PCLD

The controlled companies constitute and maintain provisions in accordance with ANEEL considering the analysis of the values which are stated in the overdue receivables line item and in part losses report, the amount is considered enough by the Company’s management to cover eventual loss enduring the performance of these assets. The balance on June 30, 2010 is R$  2,017,922 million (June 30, 2010 is R$  2,108,697 million), as follows:

	CONSOLIDATED R$ thousand
	09/30/2010	06/30/2010
RTE (Free Energy - Loss of Revenues and Part "A")	12,695	36,606
Consumers and Resellers
Companhia Energética do Amapá	871,017	820,382
Others	105,092	168,946
	976,109	989,828
Consumers of the Distribution Companies	735,558	788,764
CCEE - Short-Term Energy	293,560	293,560
	2,017,922	2,108,697

5.3 Provision for Contingencies

At the time of closing of the Financial Statements, the Company showed the following provisions for contingent liability, by nature:

Marketletter – September 2010	Analysis of the Result

	Parent company		Consolidated
	09/30/2010	06/30/2010	09/30/2010	06/30/2010
NON-CURRENT
Labor	6,130	6,130	1,029,542	1,090,382
Taxes	-	-	177,095	158,155
Civil	1,558,062	1,366,297	3,253,062	2,668,150
(-) Legal Fees	(523,512)	(506,821)	(1,570,122)	(1,226,708)
	1,040,680	865,606	2,889,577	2,689,981

6. Eletrobras Controled Companies results

EBITDA Evolution

The sum of  the EBITDAs of the Eletrobras’ System Companies, in the first nine months of 2010, summed R$ 4,982.74 millon, which represents an increase of 39,0% in comparison to the same period of 2009.

EBITDA	2010	2009	%
Furnas	1.215,64	1.004,05	21,1%
Chesf	2.076,37	1.399,45	48,4%
Eletronorte	1.079,96	689,28	56,7%
Eletrosul	271,02	318,48	-14,9%
CGTEE	63,55	-45,02	241,2%
Eletronuclear	515,69	414,78	24,3%
SubTotal	5.222,22	3.781,02	38,1%
Distribution cos.	-192,592	-161,47	-19,3%
Total	5.029,63	3.619,55	39,0%

The EBITDA is calculated by summing the taxes, financial result and depreciation and amortization to the period net income.

Furnas

The result of Furnas in September 2010 shows an increase of 82% in relation to the same period of 2009; from R$ 212 million in 2009 to R$ 385 million in the first months of 2010.

- The variation in gross operating revenue was positive in 5.3%, from R$ 4,925 million in 2009 to R$ 5,185 million in 2010. Also in the first half of 2010 a negative adjustment relating to the 2nd periodic tariff revision of the transmission activity was registered, with a reduction of R$ 100 million in revenues. Not considering this effect, the real growth of the gross operating revenues would have been 7.3%.

- The operating costs and expenses totaled, in September 2010, R$ 4,060 million, representing an increase of 3.2% in relation to the same period of 2009, when the amount of R$ 3,936 million was recorded.

- The EBITDA increased 21,1% from R$ 1,004 million in 2009 to R$ 1,216 million in 2010.

- In the nine months ended on 30.09.2010 the financial result was an expense of R$ 192 million, representing a decrease of 18.3% in relation to the same period of 2009 when an expense of R$ 235 million was registered. This variation is mainly influenced by the positive variation of national indicators (IGP-M, IGP-DI, among others), which significantly adjust the accounts receivable of the Company.

Chesf

The Company reported a net income of R$ 1,417.8 million, 120.9% higher than the same period of 2009 when an amount of R$ 641.9 million was registered, with emphasis on:

- Gross operating revenues in the amount of R$ 4,234.0 million showed an increase of 13.6% compared to the amount of R$ 3,727.7 million filed in the same period of 2009 , primarily reflecting an increase of 28.1 % in the amount of the supply to the distributors and trading companies that reached R$ 2,519.6 million, against R$ 1,967.4 million recorded in 2009, resulting from the effectiveness of new contracts resulting from auctions held in the Free Market - ACL and in the Regulated Market - ACR as well as  adjustments provided for in existing contracts. The direct supply to industries recorded the amount of R$ 569.3 million, down 1.2% compared to R$ 576.5 million recorded last year, motivated by the due date of the auction contracts of electricity in relation to new contracts. The amounts verified under the Energy Trading Chamber - CCEE, in the short term market, fell by 9.7%, from R$ 223.4 million in 2009 to R$ 201.8 million in 2010. The Transmission Revenue went down 2.1% from R$ 953.8 million in 2009 to R$ 934.2 million in 2010, reflection of the transmission tariff revision (2nd cycle), which was released in the results of the second quarter of 2010, despite the adjustment of existing contracts and the beginning of operation of new transmission lines.

Marketletter – September 2010	Analysis of the Result

- Operational Costs and expenses totaled R$ 1,984.9 million in 2010 with a reduction of 11.0% compared to R$ 2,229.8 million recorded in 2009 reflecting a reduction of 26.9% in the Staff line item (R$ 195.7 million) under the registration Plan of Scheduled Voluntary Dismissal - PDVP, which occurred in September 2009 and the  Workers' collective agreement - ACT 2010/2011.

- Services Revenue in the amount of R$ 1,604.6 million in 2010 presented an increase of 72.2% over the same period of 2009, which reached R$ 931.8 million, reflecting an EBITDA of R$ 2,076.2 billion in 2010, 48.4% higher than the value of R$ 1,399.47 filed in the same period of 2009.

- The financial income and expenses accrued during the period, show a positive result of R$ 70.7 million, versus the negative value of (R$ 179.8 million) in the same period in 2009. This improvement was mainly due to the reduction in financial charges resulting from the reduction of the balance of the debt, largely by conversion, at the end of 2009, of the loans and financing from Eletrobras in Advance for Future Capital Increase - AFAC.

Eletronorte

The net income of the first nine months of 2010 was R$ 290,6 million, 198.1% higher than the previous period, when Eletronorte reported a loss of $ 296.1 million. This result was  mainly due to the reduction of the financial result (64.24%) as well as reduced costs (17.26%).

- Compared with the same period in 2009, the Gross Operating Revenue of Sales and Services showed an average gain of 5.86%.

- In the costs relating to energy, operation and services rendered there was a decrease of (17.26%), due, mainly, to the reduction of energy purchased for resale (88.25%) and fuel for power production (68.52% ), in the isolated system, as reflections of the Law # 12,111, of 09/12/2009, which established the reimbursement, by CCC, of costs related to energy contracts and power sector charges and taxes.

- The company showed, for the period January-September 2010, an EBITDA of R$ 1,080.0 million, 56.7% higher than the R$ 689.3 million recorded in the same period of 2009.

 - As a result of reducing the debt balance, which was transformed into advance for future capital increase, and the rates of the financial charges applied on the amounts of the loans, there was a significant reduction in the deficit of the financial result (64.24%) compared with the same period of last year, especially under the Cost of financing line item (71.63%).

Eletronuclear

The Company recorded in the period from January to September 2010, a loss of R$ 44.1 million, while in the same period of 2009, the result was a profit of R$ 78.0 million.

- Operating income for the period January-September 2010 was negative, amounting to R$ 43.6 million, with a positive service result of R$ 352.2 million and a financial loss of R$ 395.5 million. In the same period of last year an operating profit of R$ 107.9 million, a service result of R$ 270.2 million and a financial loss of R$ 161.5 million were registered.

- Operating income grew in the period January-September 2010 in relation to the same period of 2009 due to the tariff increase as of December 5, 2009, as well as the lower supply of energy in 2009 due to the stoppage of Angra 1 Unit in order to replace the steam generators, during the first semester of that year.

- The supply of electricity from nuclear power plants Angra 1 and Angra 2, provided to Furnas, corresponds to an income in the period January-September 2010 of R$ 1,381.7 million, against R$ 1,158.2 million for the same period in 2009.

The values of the contractual rates of the  Eletronuclear energy practiced during the period were as follows:

• From January 1 to December 4, 2009: R$ 130.79 / MWh - ANEEL Resolution # 747 of December 2, 2008.

• From December 5, 2009 to 30 September 2010: R$ 135.63 / MWh - ANEEL Resolution #916 of 08 December 2009.

- In the Operating Costs, the item which recorded a large variation was the consumption of nuclear fuel, due to Angra 1 plant having undergone an “idle period” for the entire first half of 2009 for replacement of its steam generators.

- The Operating expenses increased due to the suspension of the transfer of central administrative expenditures for ongoing orders from January 2010, keeping the total expenditures in the result. In the first half of 2009, there were transferres to the investment (permanent asset).

- The EBITDA increased 24.3%, from R$ 414.8 million in 2009 to R$515.7 million in 2010.

- Financial Revenues and Expenses showed negative development mainly influenced by:

Reversal of monetary variation on loans and financing from  Eletrobras and other debt that was negative R$ (139.4) million, while in 2009  the value of R$ 21.4 million was registered. This  effect is explained by a positive change in the  IGPM index during the period of January-September 2010 against a decrease in the same period of 2009.

Decrease of R$ 12.8 million in exchange rates on borrowings from  Eletrobras, caused by the decrease of the  Euro rate against the Real during the period of January-September 2010, while in 2009  a decrease was seen in this exchange rate;

Increase in financial expenses of R$ 141.7 million due to the increase in liabilities for decommissioning as a function of the variation of the Dollar rate in relation to the Real in 2010 against 2009. This item is set against the positive effect on the financial result for 2010 in the amount of R$ 79.4 million, due to the present value adjustment in the liability for decommissioning.

Marketletter – September 2010	Analysis of the Result

Eletrosul

In the first nine months of 2010 was recorded a net income of R$ 139.6 million, 12.1% lower than the amount of R$ 158,8 registered in the same period in 2009, resulting primarily from the recognition in the result of the effects of the 2nd periodic tariff revision of the transmission activity of the Company, resulting in reduction of the Allowed Annual Revenue (RAP), which, due to the retroactive effect to July 2009, resulted in adjustments totaling R$ 60.6 million, and the reduction of 6.61% in the total value of the RAP. The net income of Eletrosul relating to the 3rd quarter of 2010 was R$ 42.3 million, 42.4% higher than the amount of R$ 29.7 million earned in the previous quarter.

- Due to the impact of the recognition of the tariff review in June 2010, mentioned above, the result / profit before financial effects, reflected in the service result of transmission of energy, decreased 22.7% reaching a value of R$ 170.9 million for the period January-September 2010 against R$ 221.1 million in the same period of 2009. In relation to the third quarter was verified a service result of R$ 63.1 million, which represent an increase of 192.1% compared to the amount of R$ 21.6 million recorded in the second quarter of 2010.

- As a result, the Company recorded in the first nine months of 2010, an EBITDA of R$ 271.0 million, 14.9% lower than the value of R$ 318.5 filed in the same period last year.

- Stand out even in the period, the following facts:

a) purging the effects of the recognition of the tariff revision, operating income had increased of R$ 67.2 million, equivalent to 11.3% in relation to the same period of 2009, basically due to the entry into operation of new enterprises, tariff adjustment by the IGPM variation and energy commercialization revenue, besides the incorporation of the RAP of the SC Energia since May 2010;

b) reflection of R$ 19.8 million of gain on equity, though the recognition in the Eletrosul Balance Sheet of the equity variations in the SPCs;

c) increase in financial income of the period, largely by the recognition of the adjustment of the credits renegotiated with the Federal Government (12.68%  interest per annum + IGPM) in the amount of R$ 108.1 million (R$ 48.9 million in same period of 2009). This increase is due to the positive variation of the IGPM verified in 2010 of 7.89% (negative 1.60% in the same period of 2009).

The balance of the Investment in the year totaled R$ 673.7 million, in the which R$ 368.9 million invested in fixed assets and R$ 304.8 million invested in the SPCs, especially the capital invested in the Porto Velho and ESBR Holdings.

CGTEE

The Company ended this period with a profit of R$ 25.2 million, 132.4% higher than the same period of 2009 when it reported a loss of R$ 78.0 million.

- Net operating revenue performance was R$ 239.2 million superior to 2009. This increase was effective from January 1, 2010, when by the billing of the contracts relating to the 1st New Energy Auction began, and there was a sale of energy from TPU Candiota III (Phase C).

- The Company obtained from ANEEL, through Document 135/2010-SEM/ANEEL the change of Status of this enterprise from “late” to untied”. Therefore, this quarter the company recovered the difference of the agreement rate regarding the application by CCEE of ANEEL Resolution 165/2005 of 19.9.2005, which limited the tariffs applied to PLD + 10% in the period January to July 2010. The amount of this recovery was R$ 181.0 million.

- Operating income was higher compared to the same period of last year, driven by an increase of the mentioned revenue and the reduction of most expenses except for Personnel, Costs of Network Use (+136%) and Electricity Purchased for Resale (+147%). The expenses that had the most significant reduction were Material (-39%) and Other Expenses (-64%).

- The growth in expenditure with Charges of Network Use and Energy Purchased for Resale has the beginning of the TPU Candiota III (Phase C) contract (01/01/2010) as its major cause. Henceforth, the connection agreements became effective and there was the need to purchase energy for the fulfillment of contracts.

- The Company ended the period with an EBITDA of R$ 63.6 million, 241.2% higher than the value of R$ (45.0) million in the same period of 2009.

- The financial result of CGTEE was positive in the amount of R$ 0.8 million, due to the revenue growth and the reduction of the financial charges on the debt obligations paid in 2009 relating to the loans contracted with Eletrobras.

- In relation to the same period of fiscal year of 2009, the company presents higher debt level due to the investments for implementation of works of the Candiota III (Phase C), overhauling of Stage B and other minor loans to comply with the Company’s obligations to purchase energy and finance ongoing  investments.

7. Financings and Loans

7.1  –  Financing Receivable

In September 30, 2010 the Company  held 783 contracts of loans and financing granted, totaling R$ 27,262,335 thousand (June 30, 2010 – R$ 28,355,087 thousand), as per table below:

Marketletter – September 2010	Analysis of the Result

Currency	US$ thousand (equivalents)	R$ thousand
U.S. Dollar	7,670,786	12,995,845
IGP-M	1,514,849	2,566,457
Real	6,585,299	11,156,814
Yen	246,065	416,890
EURO	74,566	126,329
Total	16,091,564	27,262,335

7.1.1  –  Parent Company

	PARENT COMPANY
	09/30/2010				06/30/2010
	CURRENT		PRINCIPAL		CURRENT		PRINCIPAL
	CHARGES			Non	CORRIENTES			Non
	Average Rate	Value	Current	Current	Average Rate	Current	Current	Current

Controlled co’s and controlled as a whole
FURNAS	7.08%	18,813	282,149	1,318,362	7.58%	4,154	398,271	1,019,103
CHESF	7.80%	-	47,443	131,332	8.75%	1,528	78,903	139,320
ELETROSUL	6.90%	4,026	37,408	709,709	7.46%	30,154	27,075	703,349
ELETRONORTE	7.51%	36,831	231,311	3,262,994	13.07%	10,134	229,337	3,239,413
ELETRONUCLEAR	12.20%	8,246	237,033	3,390,767	11.73%	7,018	165,427	3,229,547
CGTEE	3.36%	5,474	68,314	782,524	2.54%	1,576	68,993	790,160
Distribuição Alagoas	7.35%	894	47,489	120,777	6.61%	829	41,985	113,584
Distribuição Rondônia	6.74%	636	11,668	93,680	8.45%	593	7,727	94,683
Distribuição Piauí	7.06%	2,047	43,661	308,764	9.39%	1,963	33,429	306,745
Distribuição Acre	10.54%	383	36,904	15,532	7.39%	266	36,903	16,838
Amazonas Energia	7.22%	2,547	59,839	368,230	7.95%	2,333	39,611	368,251
ITAIPU	7.08%	-	896,523	10,839,752	7.08%	0	1,041,038	11,760,339
		79,897	1,999,742	21,342,423		60,549	2,168,699	21,781,331
OTHER

CEMIG	6.26%	3,523	91,096	307,850	6.26%	3,523	91,096	307,850
COPEL	8.39%	1,856	46,965	252,815	8.39%	1,856	46,965	252,815
CEEE	6.08%	675	7,632	96,051	6.08%	675	7,632	96,051
DUKE	0.00%	-	-	-	0.00%	-	-	-
AES ELETROPAULO	10.48%	422,837	108,777	2,827	10.48%	422,837	108,777	2,827
TRACTBEL	12.00%	-	18,661	-	12.00%	-	18,661	-
CELPE	6.00%	1,767	29,675	280,472	6.00%	1,767	29,675	280,472
CEMAR	4.22%	1,696	41,049	375,733	4.22%	1,696	41,049	375,733
CESP	9.37%	994	31,983	190,305	9.37%	994	31,983	190,305
OUTRAS	-	-	293,066	1,446,110	-	-	293,066	1,446,110
( - ) PCLD	-	(94,034)	(120,110)	-	-	(94,034)	(120,110)	-
		339,314	548,794	2,952,164		339,314	548,794	2,952,164

T O T A L		419,211	2,548,535	24,294,588		419,211	2,548,535	24,294,588

7.1.2 – Consolidated

	PARENT COMPANY
	09/30/2010			06/30/2010
	CURRENT		PRINCIPAL	CURRENT			PRINCIPAL
	CHARGES			Non	CHARGES			Non
	Average Rate	Value	Current	Current	Average Rate	Current	Current	Current

Controlled co’s and controlled as a whole
FURNAS	-				-	-	-	-
CHESF	-				-	-	-	-
ELETROSUL	-				-	-	-	-
ELETRONORTE	-				-	-	-	-
ELETRONUCLEAR	-				-	-	-	-
CGTEE	-				-	-	-	-
Distribuição Alagoas	-				-	-	-	-
Distribuição Rondônia	-				-	-	-	-
Distribuição Piauí	-				-	-	-	-
Distribuição Acre	-				-	-	-	-
Amazonas Energia	-				-	-	-	-
ITAIPU	-		448,262	5,419,876	-	-	520,519	5,880,170
		-	448,262	5,419,876		-	520,519	5,880,170
OTHER
CEMIG	6.22%	3,523	91,096	307,850	6.22%	1,951	70,119	324,988
COPEL	8.39%	1,856	46,965	252,815	8.39%	1,339	34,356	159,217
CEEE	8.01%	675	7,632	96,051	8.01%	403	2,521	49,735
DUKE	10.00%	-	-	-	10.00%	1,866	138,045	312,406
AES ELETROPAULO	10.48%	422,837	108,777	2,827	10.00%	-	-	-
TRACTBEL	12.00%	-	18,661	-	10.48%	292,992	109,151	2,642
CELPE	6.00%	1,767	29,675	280,472	12.00%	-	26,333	-
CEMAR	5.94%	1,696	41,049	375,733	6.00%	1,009	16,976	54,451
CESP	9.36%	994	31,983	190,305	5.94%	1,695	37,647	382,076
OUTRAS	-	8	304,042	1,475,900	9.36%	1,033	31,090	195,986
( - ) PCLD	-	(94,034)	(120,110)	-	-	99,577	410,775	1,832,161
		339,322	559,770	2,981,954	-	(89,162)	(113,982)	-
		339,322	1,008,031	8,401,830		312,703	763,031	3,313,662
T O T A L		337,024	1,010,330	8,401,831		312,703	1,283,550	9,193,832

Marketletter – September 2010	Analysis of the Result

The long term installment of loans and financing granted using sector as well as own resources, including onlendings, mature in variable installments as shown below:

7.2  –  Financing Payable

Eletrobras ended the first semester of  2010  with 13 contracts amongst loans, financings and bonds, totaling R$ 4,872,634 thousand (June 30 2010 - R$ 5,161,591 thousand), as shown below:

Currency	US$ thousand (equivalent)	R$ thousand
US$ Dollar	2,588,184	4,384,901
EURO	75,465	127,853
Yen	212,418	359,879
Total	2,876,067	4,872,634

7.2.1 –  Parent Company

	PARENT COMPANY
	09/30/2010				06/30/2010
	CURRENT		PRINCIPAL		CURRENT		PRINCIPAL
	CHARGES			Non	CHARGES			Non
	Average Rate	Value	Current	Current	Average Rate	Current	Current	Current

Foreign Currency
Financial Institutions
Inter-American Development Bank - IDB	5.32%	5,185	31,522	220,657	5.32%	2,796	33,519	234,632
Corporación Andina de Fomento - CAF	2.61%	4,406	26,065	1,133,811	2.87%	15,672	27,715	1,205,619
Kreditanstalt fur Wiederaufbau - KFW	3.86%	998	21,429	49,275	3.86%	76	20,933	46,649
AMFORP & BEPCO	6.25%	657	22,197	33,296	6.25%	(0)	20,959	31,767
Dresdner Bank	2.15%	3,403	44,560	311,916	2.15%	1,667	44,736	313,146
Eximbank	1.85%	3,345	58,673	640,497	1.85%	349	62,388	681,062
OTHER		3,152	7,965	9,537		207	1,820	11,237
		21,146	212,411	2,398,990		20,765	212,071	2,524,112
Bonds
Bonds due date 11/30/2015	7.75%	15,380	-	508,260	7.75%	4,122	-	540,450
Bonds due date 07/30/2019	6.87%	22,248	-	1,694,200	6.87%	58,571	-	1,801,500
		37,627	-	2,202,460		62,693	-	2,341,950
Other
National Treasury - ITAIPU						-	-	-
						-	-	-
		58,773	212,411	4,601,450		83,458	212,071	4,866,062
Local Currency
FDIC
Other						-		-
Total		58,773	212,411	4,601,450		83,458	212,071	4,866,062

Marketletter – September 2010	Analysis of the Result

7.2.2 –  Consolidated

	PARENT COMPANY
	09/30/2010				06/30/2010
	CURRENT		PRINCIPAL		CURRENT		PRINCIPAL
	CHARGES			Non	CHARGES			Non
	Average Rate	Value	Current	Current	Average Rate	Current	Current	Current

Foreign Currency
Financial Institutions
Inter-American Development Bank - IDB	5.32%	5,185	31,522	220,657	5.32%	2,796	33,519	234,632
Corporación Andina de Fomento - CAF	3.97%	4,406	26,065	1,133,811	3.97%	15,672	27,715	1,205,619
Kreditanstalt fur Wiederaufbau - KFW	3.87%	998	21,429	49,275	3.87%	76	20,933	46,649
AMFORP & BEPCO	6.25%	657	22,197	33,296	6.25%	(0)	20,959	31,767
Dresdner Bank	2.15%	3,403	44,560	311,916	2.15%	1,667	44,736	313,146
Eximbank	1.85%	3,345	58,673	640,497	1.85%	349	62,388	681,062
OTHER		3,322	9,577	20,440		593	3,469	22,737
		21,316	214,023	2,409,893		21,151	213,720	2,535,612
Bonds
Bonds due date 11/30/2015	7.75%	15,380	-	508,260	7.75%	4,122		540,450
Bonds due date 07/30/2019	6.87%	22,248	-	1,694,200	6.87%	58,571		1,801,500
		37,627	-	2,202,460		62,693	-	2,341,950
Other
National Treasury - ITAIPU		5,821	349,488	8,209,799		2,831	365,212	8,815,892
		5,821	349,488	8,209,799		2,831	365,212	8,815,892
		64,764	563,511	12,822,152		86,675	578,931	13,693,455
Local Currency
FDIC						-		-
Other		56,305	337,256	3,602,292		335,491	3,377,943	3,236,666
		56,305	337,256	3,602,292		335,491	3,377,943	3,236,666
TOTAL		121,069	900,767	16,424,444		914,422	17,071,398	17,042,657

Marketletter – September 2010	Analysis of the Result

a) The debts are guaranteed by the Government and/or by Eletrobrás

b) The total debt in foreign currency, including financial charges, correspond to  R$ 5,161,591 thousand, equivalent to US$ 2,865,163 thousand and the consolidated debt amounts to  R$ 14,359,062 thousand, equivalent to  US$ 7,970,614 thousand. The percentage breakdown by currency is presented as follows.

c) The loans and financing are subject to charges, whose average rate in the second quarter of 2010 was 4.58% pa.  The average rate the first quarter of 2010 was 4.69% p.a..

d) The long-term loans and financings stated in thousand of US$ dollars have the following maturities:

8.     Financial Results, for information purposes only, with and without Itaipu Binacional

Below, we present, for analysis, the summary of Balance Sheet and Consolidated Financial Results, excluding the effects of the pro rata consolidation of Itaipu Binacional. The information aims at making the Accounting Statements of Itaipu Binacional in the Consolidated Statements of the Eletrobrás System clear, taking into account its specificities.  It should be, in no circumstances, as being the Consolidated Accounting Statements of the Eletrobrás System.

CONSOLIDATED BALANCE SHEET
(for information purposes, only)
( R$ thousand )
	09/30/2010
	WITHOUT ITAIPU	WITH ITAIPU
Asset
Current
Consumers and Resellers	5,179,989	5,219,768
Financings and Loans	1,795,616	1,347,354
Others	23,206,866	23,673,764
	30,182,471	30,240,886
Non-Current
Long-Term Assets
Financings and Loans	13,821,707	8,401,831
Others	11,469,667	11,644,666
	25,291,374	20,046,497
Investments	8,131,615	8,046,905
Property, plant and equipment deferred and intangible	63,188,876	78,034,887
	71,320,491	86,081,792
Total of Asset	126,794,337	136,369,176

Liability and Shareholders' equity
Current
Financings and Loans	664,121	1,021,836
Suppliers	4,155,406	3,626,824
Others	10,401,493	10,709,696
	15,221,020	15,358,356
Non-Current
Financings and Loans	8,174,485	16,424,444
Others	24,190,968	25,378,513
	32,365,453	41,802,956
No control Shareholders’ Participation	242,646	242,646
Shareholders' equity	78,965,217	78,965,217
	79,207,863	79,207,863
Total of Liability and Shareholders' equity	126.794.335	136,369,175

Marketletter – September 2010	Analysis of the Result

STATEMENT OF INCOME
(for information purposes only)
( R$ thousand )
	09/30/2010
	WITHOUT ITAIPU	WITH ITAIPU
OPERATING REVENUE
Operations of electric energy	22,305,557	22,450,384
Deductions	(1,843,110)	(1,843,110)
Other	715,634	715,634
	21,178,081	21,322,908
OPERATING COSTS AND EXPENSES
Electricity purchased for resale	(7,494,500)	(5,360,221)
Depreciation and amortization	(1,822,359)	(1,822,359)
Deferred loss from Itaipu	-	(670,868)
Other	(9,274,261)	(10,202,081)
	(18,591,120)	(18,055,529)
OPERATING RESULT BEFORE FINANCAIL RESULT	2,586,961
FINANCIAL RESULT	797,415
RESULT OF PARTICIPATIONS	436,797
OTHER REVENUES AND EXPENSES	30,742	33,104
RESULT BEFORE SOCIAL CONTRIBUTION AND INCOME TAX	3,851,915	3,851,915
SOCIAL CONTRIBUTION AND INCOME TAX	(1,259,054)	(1,259,054)
RESULT BEFORE PARTICIPATIONS	2,592,861	2,592,861
Income Participation	-	-
Minority Participation	(59,459)	(59,459)
NET INCOME FOR THE PERIOD	2,533,402	2,533,402
NET INCOME PER SHARE	R$ 2.24	R$ 2.24

Marketletter – September 2010

Balance Sheet for the period ended on September 30

(R$ thousand)

	Parent Company		Consolidated
Assets	2010	2009	2010	2009
Current Assets
Cash and cash equivalents	11,155,940	10,764,725	14,001,284	13,152,006
Restricted cash	1,757,038	1,327,321	1,757,038	1,327,321
Consumers and resellers	1,866,425	1,887,552	5,219,768	4,735,797
Loans and financing	2,967,747	3,292,116	1,347,354	1,596,253
Fuel consumption account - CCC	1,258,991	1,124,460	1,258,991	1,124,460
Investment remuneration	800,105	811,630	215,273	214,682
Renegotiated credits	53,626	57,237	560,187	448,127
Fiscal assets deferred	602,284	601,253	1,305,546	1,228,448
Compensation rights	87,509	148,883	1,445,244	1,128,079
Sundry debts	613,510	533,834	950,011	929,730
Stored materials	2,337	2,163	833,434	876,528
Prepaid charges	-	-	50,676	98,706
Other	155,167	123,015	1,296,081	1,122,680
	21,320,679	20,674,189	30,240,886	27,982,817
Non-Current Assets
Loans and financing receivable	24,294,588	25,062,971	8,401,831	9,193,832
Renegotiated credits	54,075	74,244	1,505,780	1,490,535
Marketable securities	720,987	707,245	729,155	715,912
Nuclear fuel inventories	-	-	692,479	728,784
Fiscal assets deferred	2,806,085	2,483,934	4,975,174	4,608,278
Fuel consumption account - CCC	742,090	674,546	742,090	674,546
Compensation rights	2,113,096	1,317,870	2,113,096	1,317,870
Other	163,904	160,457	879,750	701,072
	30,894,825	30,481,267	20,039,355	19,430,829
Advances for shareholding participation	6,844,827	10,571,248	7,142	4,000
	37,739,652	41,052,515	20,046,497	19,434,829
Investments
Property, plant and equipment	50,603,087	45,551,199	8,046,905	7,582,813
Intangible	27,797	29,045	77,481,084	77,921,840
	50,466	50,929	553,803	544,631
Total Assets	88,421,002	86,683,688	106,128,289	105,484,112
	109,741,681	107,357,877	136,369,175	133,466,929

Marketletter – September 2010

	Parent Company		Consolidated
Liabilities and Stockholders’ Equity	2010	2009	2010	2009
Current Liabilities
Loans and financing	271,184	295,529	1,021,836	1,064,192
Compulsory loan	21,169	21,175	21,169	21,175
Suppliers	1,375,268	1,460,594	3,572,802	3,054,381
Anticipated energy sales	305,068	303,768	345,497	343,796
Taxes payable	306,432	76,809	1,500,604	1,028,688
Fuel consumption account - CCC	1,808,305	1,314,572	1,808,305	1,314,572
Shareholders’ remuneration	2,965,486	2,897,742	2,990,116	2,911,865
Federal treasury credits	88,527	84,462	88,527	84,462
Estimated obligations	13,007	1,509	860,050	922,510
Reimbursement obligations	1,685,765	1,544,685	1,685,765	1,544,685
Employee postemployment benefits	-	-	329,995	313,306
Fees as per regulations	-	-	557,639	572,465
Other	22,583	22,111	576,051	796,112
	8,862,794	8,022,956	15,358,356	13,972,210
Non-Current Liabilities
Loans and financing	4,601,450	4,866,062	16,424,444	17,071,397
Federal treasury credits	1,479,957	1,040,899	1,479,957	1,040,899
Global Reversal Reserve - RGR	7,952,288	7,886,639	7,952,288	7,886,639
Compulsory loan	139,972	137,697	139,972	137,697
Taxes payable	-	-	1,070,519	1,095,688
Shareholders remuneration	5,491,903	5,352,709	5,491,903	5,352,709
Decommissioning obligations	-	-	222,820	232,111
Anticipated energy sale	-	-	948,470	958,893
Fuel consumption account - CCC	742,090	674,546	742,090	674,546
Provision for contingencies	1,040,680	865,606	2,889,577	2,689,981
Employee postemployment benefits	101,472	101,472	1,543,193	1,662,708
Other	363,858	359,887	2,897,724	2,418,637
	21,913,670	21,285,517	41,802,956	41,221,906
Minority interest	-	-	242,646	223,409

Stockholders’ Equity
Capital Stock	26,156,567	26,156,567	26,156,567	26,156,567
Additional paid-in capital	26,048,342	26,048,342	26,048,342	26,048,342
Re-evaluation reserves	169,157	172,607	169,157	172,607
Appropriated retained earnings	19,010,546	19,010,546	19,010,546	19,010,546
Equity evaluation adjustment	(7,203)	5,643	(7,203)	5,643
Accrued income	2,543,672	1,740,469	2,543,672	1,740,469
	73,921,081	73,134,174	73,921,081	73,134,174
Advances for future capital increase	5,044,136	4,915,230	5,044,136	4,915,230
	78,965,217	78,049,404	78,965,217	78,049,404
Total Liabilities and Stockholders’ Equity	109,741,681	107,357,877	136,369,175	133,466,929

Marketletter – September 2010

Statement of Income for the period ended on September 30

(R$ thousand)

	Parent Company		Consolidated
Operating Revenues	2010	2009	2010	2009
Operations of electric energy	6,213,751	4,744,913	22,450,384	19,952,903
(-) Regulatory charges on revenues	-	-	(1,092,672)	(930,328)
(-) Taxes on revenues	-	-	(750,438)	(786,026)
Equity in earnings of affiliated companies	2,388,810	1,005,602	436,797	736,578
Other operating revenues	-	-	715,634	499,919
	8,602,561	5,750,515	21,759,705	19,473,046
Operating costs and expenses
Payroll and related charges/thrird-party services/material and supplies	324,207	265,614	5,164,876	4,695,579
Electricity purchased for resale	6,060,346	5,368,493	5,360,221	4,707,530
Fuel for electric power production	-	-	598,034	540,144
Taxes - PASEP and COFINS	133,086	129,487	1,297,842	1,171,288
Use of basic transmission network	-	-	980,012	919,515
Remuneration and reimbursement	-	-	815,117	931,230
Depreciation and amortization	5,454	4,489	1,822,359	1,805,404
Operating provisions	443,121	72,232	835,270	756,087
Deferred loss from Itaipu	-	-	670,868	861,508
Donations and contributions	131,190	139,206	176,947	178,648
Other	87,209	97,486	300,880	485,680
	7,184,613	6,077,007	18,022,426	17,052,613
Operating result before financing result	1,417,948	(326,492)	3,737,279	2,420,433
Financing result	1,411,635	(2,143,282)	114,637	(4,475,292)
Operating Result	2,829,583	(2,469,774)	3,851,916	(2,054,859)
Result before social contribution and minority participation	2,829,583	(2,469,774)	3,851,916	(2,054,859)
Income tax	(216,688)	686,693	(920,857)	387,930
Social Contribution	(79,492)	247,417	(338,197)	137,447
Income before Participations	2,533,403	(1,535,664)	2,592,862	(1,529,482)
Minority participation	-	-	(59,459)	(6,182)
Net income (loss) for the period	2,533,403	(1,535,664)	2,533,403	(1,535,664)
Net income (loss) per share	R$2.24	(R$1.36)	R$2.24	(R$1.36)

Marketletter – September 2010

Cash Flow for the period ended on September 30

(R$ thousand)

	Parent company		Consolidated
	2010	2009	2010	2009
Net income before income tax and social contribution	2,829,583	(2,469,773)	3,792,456	(2,054,860)
Adjustments to reconcile net income with cash generated by operations
Depreciation and amortization	5,454	4,488	1,815,827	1,805,404
Net monetary/exchange variations	400,573	3,553,114	1,441,869	(1,100,272)
Financial charges	(1,404,600)	(2,653,967)	(683,439)	202,482
Equity method result	(2,230,100)	(810,287)	(319,258)	(497,554)
Provision for uncovered liabilities	(53,660)	15,303	(53,660)	15,303
Provision for deferred taxes	-	530,381	(1,281)	435,598
Provision for credits of questionable liquidation	196,504	55,057	369,900	516,635
Provision for contingencies	246,616	68,900	1,101,391	306,391
Provision for complementary securities	-	-	73,121	61,946
Charges on RGR	244,969	230,766	300,826	398,652
Adjustment present value	-	-	(52,065)	23,545
Regulatory assets/liabilities	(145,289)	728,690	(68,349)	743,920
Minority participation result	-	-	(59,459)	(6,182)
Financial charges on stockholders equity	331,310	1,044,818	336,688	1,873,701
Result from Itaipu to compensate	-	-	670,868	616,636
Loss/Income sales of assets	-	-	18,521	26,225
Other	(17,519)	7,751	(188,848)	69,912
	403,841	2,775,012	4,702,653	5,492,340
(Increases) decreases in operating assets
Restricted cash	(415,319)	(381,833)	(415,319)	(381,833)
Consumers and resellers	(255,238)	23,883	(959,151)	(11,131)
Fuel consumption account - CCC	(883,432)	(149,216)	(883,433)	(595,751)
Deferred fiscal assets	(288,144)	419,924	(247,490)	470,130
Reimbursement rights	190,729	357,486	(499,032)	357,486
Debtors	(231,195)	(258,002)	(367,261)	(310,860)
Stored materials	(377)	16	25,851	(49,319)
Expenses paid in advance	-	-	37,500	(2,245)
Others	(13,224)	(981)	(759,159)	215,929
	(1,896,199)	11,277	(4,067,494)	(307,594)
Increases (decreases) in operating liabilities
Compulsory loan	8,228	(7,388)	8,228	(7,388)
Suppliers	(134,637)	(429,163)	155,089	55,014
Anticipated energy sale	280,960	244,122	282,097	245,574
Taxes and social contributions	-	(1,328,890)	356,504	(968,233)
Fuel consumption account - CCC	884,770	181,551	884,770	160,410
Estimated obligations	3,559	6,298	27,516	347,846
Reimbursement obligations	421,720	420,017	421,719	420,017
Regulatory charges	-	-	(38,830)	(90,805)
Others	(60,104)	17,946	(159,814)	(554,549)
	1,404,496	(895,508)	1,937,279	(392,114)
Resources from (applied in) operating activities	(87,862)	(578,992)	6,364,894	2,737,772
Payment of Financial Charges	(203,393)	(68,364)	(878,478)	(838,042)
Payment of Global Reversion Reserve (RGR) charges	(629,839)	(548,875)	(797,796)	(700,984)
Financial Charges receivable	1,297,163	542,569	615,319	569,396
Payment of Income Tax and Social Contributions	(79,874)	(296,208)	(562,063)	(629,310)
Judicial Deposits	-	22,720	(147,103)	(255,920)
	296,196	(927,151)	4,594,773	882,911
Financing Activities
Loans and financing obtained – long-term	29,585	2,155,594	613,484	2,509,049
Loans and financing paid	(128,426)	(234,361)	(780,271)	(725,501)
Shareholders remuneration - paid	(3,352,753)	(1,101,001)	(2,616,405)	(1,104,694)
Payment of refinancing of taxes and contributions (principal)	-	-	(69,131)	(74,847)
Compulsory loan and Global Reversion Reserve	688,878	685,487	688,878	685,487
Others	29,638	(195,751)	1,179,004	(330,971)
Resources from (applied in) financing activities	(2,733,077)	1,309,968	(984,441)	958,524
Investment Activities
Loans and financing - granted	(2,904,808)	(2,059,595)	(3,804,970)	(455,936)
Loans and financing - received	4,488,503	3,445,796	2,069,645	3,099,875
Received renegotiated energy credits	-	-	251,414	486,775
Acquisition of property, plant and equipment	(907)	(1,255)	(3,262,199)	(3,303,695)
Acquisition of intangible assets	-	-	(49,075)	(160,872)
Acquisition/capital increase in corporate participations	(1,412,474)	(367,518)	(1,244,884)	(644,770)
Received remuneration on investments in corporate partnerships	918,949	905,761	875,776	800,889
Others	7,842	(28)	157,150	11,288
Resources from (applied in) investment activities	1,097,106	1,923,161	(5,007,142)	(166,445)
Increase (reduction) in cash and cash equivalent	(1,339,776)	2,305,978	(1,396,809)	1,674,990
Cash and cash equivalent – beginning of period	12,495,719	9,370,041	15,398,093	12,832,000
Cash and cash equivalent – end of period	11,155,943	11,676,019	14,001,284	14,506,990
	(1,339,776)	2,305,978	(1,396,809)	1,674,990

Marketletter – September 2010

Structure of  Eletrobras

Capital structure

 As at September 30, 2010  the capital of Eletrobras had the following composition:

Shareholders	Common		PREF. "A"		PREF. "B"		TOTAL
TOTAL	905,023,527%		146,920%		227,186,643%		1,132,357,090%
Federal Gov.	470,656,241	52.00%			712	0.00%	470,656,953	41.56%
Bndespar	190,757,950	21.08%			18,691,102	8.23%	209,449,052	18.50%
FND	45,621,589	5.04%					45,621,589	4.03%
FGHAB	1,000,000	0.11%					1,000,000	0.09%
FGI					8,750,000	3.85%	8,750,000	0.77%
FGO					1,108,500	0.49%	1,108,500	0.10%
Others	196,987,747	21.77%	146,920	100.00%	198,636,329	87.43%	395,770,996	34.95%
Under CBLC Custody	195,810,053	21.64%	84,862	57.76%	169,735,324	74.71%	365,630,239	32.29%
Residents	64,150,951	7.09%	84,861	57.76%	53,229,532	23.43%	117,465,344	10.37%
Non-residents	65,253,347	7.21%	1	0.00%	83,845,637	36.91%	149,098,985	13.17%
ADR Prog,	66,405,755	7.34%			32,660,155	14.38%	99,065,910	8.75%
Others	1,177,694	0.13%	62,058	42.24%	28,901,005	12.72%	30,140,757	2.66%
Residents	1,149,965	0.13%	62,031	42.22%	28,897,003	12.72%	30,108,999	2.66%
Non-residents	27,729	0.00%	27	0.02%	4,002	0.00%	31,758	0.00%

Marketletter – September 2010

Eletrobras Market Capitalization

*calculated based on ex-dividend quotations

Eletrobras Shareholders

The amount of shareholders increased 6.0% between September 30 2009 and September 30 2010. There was an increase of 34.3% of the common shareholders and a dencrease of 5.8% of preferred shareholders.

Between September 30, 2009 and September 30, 2010, there was a decrease of 10.1% of non-resident shareholders. Concerning the resident shareholders, between September 30, 2009 and September 30, 2010 there was an increase in share participation of 6.6%.

Marketletter – September 2010

Share performance analysis

Shares

Eletrobras Preferred Shares - ELET6

During the third quarter of 2010 Eletrobras’ preferred shares (ELET6) had a devaluation of 9.9% closing at R$ 25.40. The maximum price achieved by those shares was R$ 28.67 on July 1st. The lowest price registered was R$ 24.66 on September 9. In the first nine months of 2010 accumulated a devaluation of 14.8%. The quotations related are values ex-dividend.

Eletrobras ON - ELET3

During the third quarter of 2010 Eletrobras’ common shares (ELET3) had a devaluation of 9.6% closing at R$ 21.56. The maximum price achieved by those shares was R$ 23.90 on July 1st. The lowest price registered was R$ 20.99 on September 10. In the first nine months of 2010 accumulated a devaluation of 15.7%. The quotations related are values ex-dividend.

Shares Trading Performance at the BM&FBOVESPA

Marketletter – September 2010

Index Number 12/31/2009 = 100 and ex-dividend quotations.

Financial Trading Volume (Daily Average) at the BM&FBOVESPA

Values in R$ thousand.

ADR Programs

EBR-B – Eletrobras Preferred Shares

During the third quarter of 2010 Eletrobras’ ADRs preferred shares had a devaluation of 5.5% closing at U$ 14.96. The maximum price achieved by those shares was U$ 15.91 on July 1st. The lowest price registered was U$ 14.40 on September 9. The ADRs outstanding at the end of the quarter was 32.660.115.

EBR - Eletrobras Common Shares

During the third quarter of 2010 Eletrobras’ ADRs common shares had a devaluation of 3.8% closing at U$ 12.85. The maximum price achieved by those shares was U$ 13.40 on July 9. The lowest price registered was U$ 12.16 on July 20. The ADRs outstanding at the end of the quarter was 66.405.755.

Marketletter – September 2010

 Trading Volume (Daily Average) at the NYSE

Values in thousands of shares.

Latibex (Program for trading of shares of Latin-American Companies at the Madrid Stock Exchange)

XELTO

During the third quarter of 2010 Eletrobras’ Latibex common shares had a devaluation of 16.2% closing at € 9.33. The maximum price achieved by those shares was € 10.77 on July 1st. The lowest price registered was € 9.01 on September 29.

XELTB

During the third quarter of 2010 Eletrobras’ Latibex preferred shares had a devaluation of 17.8% closing at € 10.95. The maximum price achieved by those shares was € 12.77 on July 1st. The lowest price registered was € 10.78 on September 27.

Trading Volume (Daily Average) at the Madrid Stock Exchange

Values in number of shares.

Marketletter – September 2010

Exchange rate performance in 2010

Index Number 12/31/2009 = 100.

Number of employees – 09/30/10

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
502	170	13		224	157	1,066

Complementary work force – 09/30/10

Other
211

Marketletter – September 2010	Generation and Transmission Companies

The table below represents the result of the generation and transmission subsidiary companies for the ninth months of 2010:

                                                                                                                                                                   R$ million

Company	Net Operating Revenue		Result of Service		Income/ Loss for the period		EBITDA		EBITDA Margin

	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Furnas	4,791.65	4,498.93	731.54	562.87	385.40	212.05	1.215.64	1,004.05	25.37%	22.32%
Chesf	3,589.53	3,161.61	1,604.63	931.84	1,417.75	641.90	2,076.37	1,399.45	57.85%	44.26%
Eletronorte	2,739.26	2,618.49	642.28	256.18	290.64	-296.13	1,079.96	689.28	39.43%	26.32%
Eletronuclear	1,295.97	1,086.78	352.22	270.16	-44.12	78.01	515.69	414.78	39.79%	38.17%
Eletrosul	543.68	536.56	170.95	221.06	139.58	158.76	271.02	318.48	49.85%	59.36%
CGTEE	379.59	140.43	35.23	-77.29	25.25	-78.05	63.55	-45.02	16.74%	-32.06%

	Current Ratio		Total Liquidity Ratio (1)		Total Debt Ratio (2)		Debt Equity Ratio		Net Profit Margin (3)		Return on Equity		Ebitda / Share
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Furnas	0.989	0.884	0.482	0.585	0.327	0.315	0.486	0.459	0.080	0.047	0.028	0.015	0.018701	0.015446
Chesf	1.944	1.269	0.994	0.392	0.137	0.283	0.159	0.395	0.395	0.203	0.083	0.048	49.781204	33.551930
Eletronorte	1.468	0.845	0.325	0.163	0.434	0.653	0.933	2.222	0.106	(0.113)	0.028	(0.050)	15.500334	9.893075
Eletronuclear	1.438	1.973	0.394	0.407	0.519	0.481	1.079	0.925	0.060	(0.041)	0.018	(0.010)	0.041845	0.033657
Eletrosul	0.734	1.257	0.473	0.729	0.449	0.378	0.814	0.607	0.257	0.296	0.046	0.055	6.345901	7.457192
CGTEE	0.960	0.454	0.329	0.114	0.648	0.771	1.837	3.364	0.067	(0.556)	0.039	(0.287)	0.056392	(0.039945)

(1) (Current Assets + Long-term assets) / (Current liabilities + Non-current liabilities)

(2) (Current liabilities + Non-current liabilities) / Total assets

(3) Net income / Net operational revenues

Marketletter – September 2010

Balance Sheet for the period ended on September 30

(In US$)

Assets	2010	2009
Current Assets
Cash and banks	531,497,899.29	511,108,923.20
Accounts receivable –rendering of services	743,631,250.53	777,542,696.86
Obligations and loans receivable	729,358.81	739,738.59
Debtors	928,442.23	1,644,190.42
Stored materials	6,998,136.45	6,551,531.34
Advancement to personnel	6,082,221.14	8,609,854.30
Advancement to suppliers	4,633,527.68	6,745,050.09
Disposal of assets in course	145,786.93	195,925.82
Collaterals and linked deposits	180,590.78	902,084.64
	1,294,827,213.84	1,314,039,995.26

Non-Current Assets
Accounts receivable – rendering of services	39,509,734.52	51,649,356.71
Obligations and loans receivable	161,274,037.69	140,045,827.99
Collaterals and linked deposits	5,802,718.36	5,387,202.37
	206,586,490.57	197,082,387.07
Results Account
Results to compensate from previous periods	828,818,258.90	1,425,153,144.23
Result for the period	(746,105,925.96)	(817,124,343.28)
	82,712,332.94	608,028,800.95
Property, plant and equipment	17,427,038,574.79	17,391,828,092.09
Intangible	15,937,674.49	11,425,971.96
Total Assets	19,027,102,286.63	19,522,405,247.33

Marketletter – September 2010

Liabilities and Stockholders’ Equity	2010	2009
Current Liabilities
Loans and Financing	944,582,245.01	873,468,578.31
Payable charges in course	6,871,872.06	11,715,506.16
Remuneration and reimbursement	386,812,490.83	419,539,257.40
Suppliers	30,026,022.75	24,933,605.31
Pay roll and social obligation	55,529,533.52	50,556,701.15
Estimated obligations	192,771,370.98	119,588,721.99
Other obligations	3,932,047.76	3,542,766.54
	1,620,525,582.91	1,503,345,136.86

Non-Current Liabilities
Loans and financing	16,137,215,066.31	17,229,840,551.78
Remuneration and reimbursement	-	-
Estimated obligations	1,169,361,637.41	689,219,558.69
	17,306,576,703.72	17,919,060,110.47

Stockholders’ Equity and Capital
Social Capital
Eletrobras	50,000,000.00	50,000,000.00
Ande	50,000,000.00	50,000,000.00
	100,000,000.00	100,000,000.00
Total Liabilities and Stockholders’ Equity	19,027,102,286.63	19,522,405,247.33

Marketletter – September 2010

Statement of Income for the period ended on September 30

US$

Operating Revenues	2010	2009
Power supply
Centrais Elétricas Brasileiras S.A. – Eletrobras	2,318,091,966.60	2,338,761,000.00
Administracion Nacional de Electricidad - ANDE	150,167,033.40	129,498,000.00
	2,468,259,000.00	2,468,259,000.00
Remuneration on power assignment
Centrais Elétricas Brasileiras S.A. – Eletrobras	73,912,921.64	71,617,336.42
	73,912,921.64	71,617,336.42
Reimbursement of energy in addition to guaranteed energy
Centrais Elétricas Brasileiras S.A. – Eletrobras	16,182,221.25	68,085,500.56
Administración Nacional de Electricidad - ANDE	12,143,571.86	13,288,509.03
	28,325,793.11	81,374,009.59
Total operating revenues	2,570,497,714.75	2,621,250,346.01
Operating Expenses
Remunerations and reimbursements
Assured energy
Capital income	33,324,573.90	32,295,863.10
Royalties	280,025,592.30	271,144,778.28
Reimbursement of charges – administration and supervision	21,540,430.05	20,857,290.60
Remuneration for power granted	73,912,921.64	71,617,336.42
	408,803,517.89	395,915,268.40
Nonassured energy
Reimbursement of charges	26,010,724.44	64,791,921.78
Royalties	2,000,825.15	4,983,994.00
Remuneration	314,243.52	11,598,093.81
	28,325,793.11	81,374,009.59
	437,129,311.00	477,289,277.99
Other expenses
Personnel	307,123,878.75	241,805,517.73
Personnel provisions	134,581,317.71	28,934,329.38
Materials	7,127,149.57	6,208,237.78
Third party services	43,133,721.39	38,431,207.07
Other operating expenses	19,249,552.58	18,336,547.64
Provision of contengencies	66,513,815.10	105,466,566.92
	577,729,435.10	439,182,406.52
Social-enviromental expenses
Enviromental expenses	8,225,821.59	2,534,830.57
Expenses with regional integration	4,951,696.45	2,922,039.65
Social responsibility programs	23,863,601.93	11,024,748.51
	37,041,119.97	16,481,618.73
	614,770,555.07	455,664,025.25
Total of operating expenses	1,051,899,866.07	932,953,303.24
Result of Service	1,518,597,848.68	1,688,297,042.77
Other revenues / expenses
Sundry Revenues	4,030,519.79	6,459,742.23
Sundry Expenses	(1,430,076.19)	(2,974,815.32)
	2,600,443.60	3,484,926.91
Financial Revenues
Income from financial applications	52,426,178.04	3,014,637.46
Arrears on energy bills	2,212.14	15,740.94
Other financial revenues	4,173,427.24	5,428,280.18
	56,601,817.42	8,458,658.58
Financial Expenses
Debt charges	872,434,538.36	924,670,112.02
Monetary variations	(40,740,399.26)	(41,553,827.07)
Other financial expenses	44.64	0.03
	831,694,183.74	883,116,284.98
Financial Result	(775,092,366.32)	(874,657,626.40)
Net income for the period	746,105,925.96	817,124,343.28

Marketletter – September 2010

Cash Flow for the period ended on September 30

(US$)

Operating Activities	2010	2009
Net income for the period	746,105,925.96	817,124,343.28
Adjustments
Disposal of Assets - sales	1,131,733.38	2,058,834.93
Demobilization of installations and real estate	-	-
Monetary Variation on Financing and loans	3,006,526.00	12,969,565.10
Monetary Variation on Estimated Obligations	(20,445,968.32)	49,287,564.04
Liabilities provision
Financial Charges not to be Capitalized	872,434,538.36	924,670,112.02
Estimated Obligations	185,919,940.00	114,946,249.35
Adjusted Income	1,788,152,695.38	1,921,056,668.72
Variations in Assets and Liabilities
Accounts Receivable variation – Rendering of Services	19,749,867.35	(11,579,048.38)
Stored Material variation	(219,332.96)	(287,785.37)
Other Credits variation	(24,282,274.25)	11,966,329.95
Remuneration and reimbursement variation	(21,777,565.14)	(24,930,841.40)
Suppliers and other variations	(31,826,223.89)	(20,583,452.38)
Payment-roll variation	15,366,380.32	18,279,092.45
Payment of the Estimated Obligation	(20,926,287.92)	(12,375,203.15)
	(63,915,436.49)	(39,510,908.28)
Net Operating Cash Flow	1,724,237,258.89	1,881,545,760.44
Investment Activities
Property, plant and equipment	(28,245,434.02)	(16,501,658.99)
Balance of the Investment Activities	(28,245,434.02)	(16,501,658.99)
Financing Activities
Loans and financing obtained	6,215,755.90	4,494,946.22
Amortization of the Loans and Financing	(815,632,791.76)	(612,681,321.07)
Payment of interest on Loans and Financing	(869,401,598.54)	(917,830,764.66)
Balance of the Financing Activities	(1,678,818,634.40)	(1,526,017,139.51)
Total of Cash Effects	17,173,190.47	339,026,961.94
Cash and cash equivalent – beginning of period	514,324,708.82	172,081,961.26
Cash and cash equivalent – end of period	531,497,899.29	511,108,923.20
Total of Cash Effects	17,173,190.47	339,026,961.94

Marketletter – September 2010

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy - MW	Energy generated - MWh
			3rd qrt/10	9 months/10
Itaipu Binacional	14,000	8,577	22,639,705	61,848,450

Energy sold

Buyer	3rd qrt/10		9 months/10
	US$ million	MWh	US$ million	MWh
ANDE	43.9	1,832,622	150.2	5,394,082
ELETROBRAS	778.9	20,630,247	2,318.1	55,996,617
Total	822.8	22,462,869	2,468.3	61,390,699

Losses in generation

3rd qrt/10	9 months/10
0.78	0.74

Average tariff – US$ / KW

3rd qrt/10	9 months/10
22.60	22.60

Main Investments - US$ milhões

Project	3rd qrt/10	9 months/10
Permanent Assets	0.4	3.6
Other	10.7	23.5
Total	11.1	27.1

Loans and Financing – US$ million

Creditor	Balance on 09/30/10	Due	Currency
Eletrobras	6,927.3	2014 / 2023	US$
Federal Gov’t	9,740.0	2023	US$
Bco. Brasil-Rescheduled Debt	371.2	2013 / 2023	US$
FIBRA	50.2	2023	R$
Total	17,088.7

Contract obligations on 09/30/10 – US$ thousand

Short-term

Due: 2010	247,253
Due: 2011	704,201
Total	951,454

Long-term

Loans and Financing	2011	2012	2013	2014	2015	2016 to 2023
	256,161	1,026,906	1,093,172	1,161,814	1,234,286	11,364,876

Number of employees – 09/30/10

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
979	189	588	213	1,064	312	3,345

Department	Own staff	Others	Total
Field	1,008	0	1,008
Administrative	2,337	19	2,356
Total	3,345	19	3,364

Complementary work force – 09/30/10

Contracted	Other
134	19

Marketletter – September 2010

Balance Sheet for the period ended on September 30

(R$ thousand)

Assets	2010	2009
Current Assets
Cash and banks	4,459	11,435
Financial applications	438,530	194,240
Consumers, concessionaires and affiliates	789,409	711,659
Loans and financing granted	4,196	71,681
Financed energy credits	147,931	145,608
Stored materials	19,198	123,488
Dividends to receive	2,541	335
Tax credits	130,204	3,511
Income tax and social contribution to recover	140,165	185,858
Expenses paid in advance	6,880	15,373
Collaterals and linked deposits	38,099	37,450
Debtors	107,824	75,902
Actuarial assets	-	187,753
Others	13,906	39,383
	1,843,342	1,803,676

Non-Current Assets
Consumers, concessionaires and affiliates	-	329
Loans and financing granted	10,124	14,308
Financed energy credits	601,647	653,884
Tax credits	414,529	338,749
Income tax and social contribution to recover	-	663
Collaterals and linked deposits	221,532	200,798
Stored materials	89,850	-
Debtors	30,369	30,315
Expenses paid in advance	356	7,129
Actuarial assets	-	607,667
Others	55,379	69,856
	1,423,786	1,923,698

Investments	1,399,605	1,113,054
Property, plant and equipment	15,784,083	15,183,962
Intangible	278,655	245,599
	18,886,129	18,466,313
Total Assets	20,729,471	20,269,989

Marketletter – September 2010

Liabilities and Stockholders’ Equity	2010	2009
Current Liabilities
Suppliers	491,690	530,684
Charges on loans and financing	46,006	58,339
Loans and financing	338,696	242,498
Other funding obtained from third parties	-	112,320
Complementary pension fund	213,385	187,753
Taxes and social contributions	424,633	386,109
Personnal obligations	129,110	98,376
Research and development	6,340	6,265
Shareholders remuneration	-	268,782
Income participation	-	345
Creditors	97,675	17,342
Others	115,988	131,220
	1,863,523	2,040,033

Non-Current Liabilities
Loans and financing	3,019,162	2,211,609
Complementary pension fund	546,924	607,667
Research and development	142,612	57,677
Taxes and social contributions	654,028	1,002,393
Provisions for risks with fiscal, labor and civil litigation	548,058	457,021
Creditors	9,600	-
Others	1	1
	4,920,385	4,336,368

Stockholders’ Equity
Capital	6,000,000	6,000,000
Capital Reserves	5,690,383	5,690,383
Asset evaluation adjustment	7,772	-
Income Reserves	1,830,852	1,960,006
Result for the period	385,402	212,045
Resources for capital increase	31,154	31,154
	13,945,563	13,893,588
Total Liabilities and Stockholders’ Equity	20,729,471	20,269,989

Marketletter – September 2010

Statement of Income for the period ended on September 30 by Activities
(R$ thousand)

	2010
	Generation	Transmission	Commercialization	Total
Operating Revenue
Supply of electric energy	-	-	143,709	143,709
Gross supply of electric energy	2,489,621	-	960,494	3,450,115
Short-term energy	-	-	45,633	45,633
Use of electric grid	-	1,518,042	-	1,518,042
Other revenues	11,521	15,649	194	27,364
	2,501,142	1,533,691	1,150,030	5,184,863
Deductions to Operating Revenue
Taxes and contributions on revenue	(177,258)	(40,404)	21,537	(196,125)
Global Reversion Reserve	(66,647)	(37,738)	(33,158)	(137,543)
Research and development	(22,301)	(14,311)	(11,309)	(47,921)
Other consumer charges	-	(11,628)	-	(11,628)
	(266,206)	(104,081)	(22,930)	(393,217)
Net operating revenues	2,234,936	1,429,610	1,127,100	4,791,646
Operating Expenses
Personnel	(281,602)	(488,706)	(19,008)	(789,316)
Material	(10,286)	(37,402)	(191)	(47,879)
Third party services	(160,524)	(253,668)	(9,215)	(423,407)
Fuel and water for production of electric energy	(6,682)	-	-	(6,682)
Financial compensation for the use of hydro resources	(134,283)	-	-	(134,283)
Electric Energy purchased for resale	-	-	(1,673,944)	(1,673,944)
Charge on the use of Electric grid	(330,553)	-	-	(330,553)
Provision for credits of questionable liquidation	(15,968)	(13,797)	(4,058)	(33,823)
Provision for credits of questionable liquidation - reversion	2,854	4,465	18,809	26,128
Provisions for risks with fiscal, labor and civil litigation	(23,872)	(45,514)	(1,350)	(70,736)
Supervision tax for electric energy services	(7,295)	(7,293)	(39)	(14,627)
Depreciation and amortization	(180,466)	(254,406)	(237)	(435,109)
Other expenses	(57,420)	(65,850)	(2,609)	(125,879)
	(1,206,097)	(1,162,171)	(1,691,842)	(4,060,110)
Service Result	1,028,839	267,439	(564,742)	731,536
Other Revenue / Expenses	67,734	(1,145)	(2)	66,587
Result on the Equity Method	(17,594)	-	-	(17,594)
Financing Revenue (expense)
Income from financial applications	7,436	12,844	510	20,790
Charges on loans and financing	(44,602)	(74,483)	(3,048)	(122,133)
Debt charges - FRG	(26,889)	(41,926)	(1,990)	(70,805)
Special installment – PAES (Lei 10,684/2006)	-	-	(23,295)	(23,295)
Monetary variation and arrears – energy sold	(799)	2,747	176	2,124
Right to generator reimbursement – monetary updating	-	-	1,208	1,208
Monetary variation and arrears – energy purchased	-	-	-	-
Currency and monetary variation – financing and loans	(10,735)	(30,051)	(598)	(41,384)
Monetary variation on refinancing of credits and loans granted	16,910	30,169	1,286	48,365
Other monetary variation - asset	4,206	5,317	2,069	11,592
Other monetary variation - liabilities	(5,460)	(5,036)	(2,294)	(12,790)
Actuarial adjustment	-	-	-	-
Interest on credits and loans renegotiable	20,586	36,098	1,503	58,187
Other financing revenue	4,802	4,514	181	9,497
Other financing expenses	(54,203)	(18,043)	(954)	(73,200)
	(88,748)	(77,850)	(25,246)	(191,844)
Result before social contribution and income tax	990,231	188,444	(589,990)	588,685
Social Contribution	(74,122)	(28,382)	48,689	(53,815)
Income tax	(205,893)	(78,871)	135,296	(149,468)
Net Result for the period	710,216	81,191	(406,005)	385,402

Marketletter – September 2010

	2009
	Generation	Transmission	Commercialization	Total
Operating Revenue
Supply of electric energy	-	-	171,967	171,967
Gross supply of electric energy	2,273,512	-	899,026	3,172,538
Short-term energy	-	-	-	-
Use of electric grid	-	1,557,345	-	1,557,345
Other revenues	13,629	10,022	33	23,684
	2,287,141	1,567,367	1,071,026	4,925,534
Deductions to Operating Revenue
Taxes and contributions on revenue	(202,660)	(42,535)	40,215	(204,980)
Global Reversion Reserve	(63,923)	(40,523)	(31,031)	(135,477)
Research and development	(33,374)	(24,718)	(17,990)	(76,082)
Other consumer charges	-	(10,070)	-	(10,070)
	(299,957)	(117,846)	(8,806)	(426,609)
Net operating revenues	1,987,184	1,449,521	1,062,220	4,498,925
Operating Expenses
Personnel	(217,759)	(408,856)	(13,167)	(639,782)
Material	(14,006)	(20,793)	(176)	(34,975)
Third party services	(141,886)	(208,106)	(7,080)	(357,072)
Fuel and water for production of electric energy	(436)	-	-	(436)
Financial compensation for the use of hydro resources	(124,176)	-	-	(124,176)
Electric Energy purchased for resale	-	-	(1,761,888)	(1,761,888)
Charge on the use of Electric grid	(324,672)	-	-	(324,672)
Provision for credits of questionable liquidation	(70,698)	(18,528)	(7,026)	(96,252)
Provision for credits of questionable liquidation - reversion	29,163	59,204	1,863	90,230
Provisions for risks with fiscal, labor and civil litigation	(44,592)	(59,171)	(29,300)	(133,063)
Supervision tax for electric energy services	(4,780)	(6,395)	(36)	(11,211)
Depreciation and amortization	(172,305)	(268,807)	(272)	(441,384)
Other expenses	(46,313)	(50,869)	(4,194)	(101,376)
	(1,132,460)	(982,321)	(1,821,276)	(3,936,057)
Service Result	854,724	467,200	(759,056)	562,868
Other Revenue / Expenses	(37,298)	28	12	(37,258)
Result on the Equity Method	37,053	-	-	37,053
Financing Revenue (expense)
Income from financial applications	10,799	18,253	606	29,658
Charges on loans and financing	(41,065)	(77,655)	(2,857)	(121,577)
Debt charges - FRG	(13,278)	(22,464)	(760)	(36,502)
Special installment – PAES (Lei 10,684/2006)	-	-	(102,038)	(102,038)
Monetary variation and arrears – energy sold	-	(533)	2,482	1,949
Right to generator reimbursement – monetary updating	-	-	1,356	1,356
Monetary variation and arrears – energy purchased	-	-	68	68
Currency and monetary variation – financing and loans	-	103,377	(12,926)	90,451
Monetary variation on refinancing of credits and loans granted	(536)	(949)	(19,043)	(20,528)
Other monetary variation - asset	(1,362)	(1,448)	(57)	(2,867)
Other monetary variation - liabilities	(3,801)	(4,572)	(1,832)	(10,205)
Actuarial adjustment	(45,468)	(87,762)	(2,396)	(135,626)
Interest on credits and loans renegotiable	2,984	12,752	53,918	69,654
Other financing revenue	12,210	17,881	620	30,711
Other financing expenses	(13,583)	(15,404)	(808)	(29,795)
	(93,100)	(58,524)	(83,667)	(235,291)
Result before social contribution and income tax	761,379	408,704	(842,711)	327,372
Social Contribution	(68,823)	(41,025)	79,019	(30,829)
Income tax	(190,049)	(113,952)	219,503	(84,498)
Net Result for the period	502,507	253,727	(544,189)	212,045

Marketletter – September 2010

Cash Flow for the period ended on September 30

(R$ thousand)

	2010	2009
Operating Activities
Net income for the period	588,685	327,372
Expenses (revenues) not affecting net working capital

Depreciation and amortization

	435,109	441,384
Monetary and currency variation	30,388	(60,863)
Income from financial investment	(20,789)	(29,658)
Financing charges	138,763	360,199

Equity Method

	17,594	(37,053)
Provision for credit of questionable liquidation	33,823	96,252
Reversion of provision	(26,128)	(90,230)
Provision for fiscal, labor and civil law suits	70,736	133,063

Provision for complementary pension fund

	67,859	58,657
Actuarial evaluation adjustment	-	135,626
Write-off of fixed assets	(237)	-
Investment losses	43,482	-
RGR - charges	15,758	135,477
	1,395,043	1,470,226
Variation in operating assets / liabilities	26,888	84,476
Payment of financial charges	(190,781)	(198,305)
Payment of RGR charges	(126,098)	(123,317)
Financial charges receivable	12,422	26,708
Payment of income tax and social contribution	(161,586)	(135,695)
Collaterals and linked deposits	(73,874)	(14,929)
Payment of income participation	(77,431)	(52,233)
	(617,348)	(497,771)
Net cash of operational activities	804,583	1,056,931
Financing Activities
Loans and financing obtained	486,885	156,348
Loans and financing payable - principal	(53,755)	(119,133)
Payment of refinanced taxes and social contribution - principal	(52,949)	(50,251)
Funding payment	(73,106)	(212,512)
Complementary security fund payment – debt (FRG)	(145,813)	(132,861)
	161,262	(358,409)
Investment Activities
Loans and financing - granted	-	(3,474)
Loans and financing granted - receivable	54,724	84,312
Renegotiated energy credits-received	123,994	376,325
Acquisition of property, plant and equipment	(848,710)	(1,012,543)
Acquisition of intangible assets	(26,902)	(34,947)
Acquisition of equity participation investment	(291,126)	(126,516)
Investment receivables	13,361	11,548
	(974,659)	(705,295)
Total of cash effects	(8,814)	(6,773)
Cash and cash equivalent – beginning of period	13,273	18,208
Cash and cash equivalent – end of period	4,459	11,435
	(8,814)	(6,773)

Marketletter – September 2010

R$ million

EBITDA		EBITDA Margin
9 months/10	9 months/09	9 months/10	9 months/09
1,215.64	1,004.05	25.37%	22.32%

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy – MW average	Energy generated MWh		Beginning of operation	End of concession
			3rd qrt/10	9 months/10
Hydroelectric
Integral Participation
Furnas	1,216	598	1,593,647	4,557,176	1963	16.05.2010
Luis Carlos Barreto (Estreito)	1,050	495	1,112,243	3,299,283	1969	07/07/2015
Mascarenhas de Moraes	476	295	783,528	2,265,123	1973*	31/10/2023
Porto Colômbia	320	185	467,418	1,534,852	1973	16/03/2017
Marimbondo	1,440	726	1,626,909	6,054,271	1975	07/03/2017
Itumbiara	2,082	1,015	2,445,951	6,445,283	1980	26/02/2020
Funil	216	121	273,139	1,026,868	1969*	07/07/2015
Corumbá I	375	209	279,560	1,233,790	1997	29/11/2014
Shared participation
Partnership
Serra da Mesa (48,46%)	1,275	671	851,888	2,020,804	1998	07/05/2011
Manso (70%)	212	92	115,024	378,671	2000	09/02/2035
• SPC
Peixe Angical (40%)	452	271	~~-~~	~~-~~	2006	06/11/2036
Baguari (15%) **	140	80.2	~~-~~	~~-~~	2009	14/08/2041
Retiro Baixo (49%) ***	82	38.5	~~-~~	~~-~~	2010	14/08/2041
Serra do Facão (49,5%) ****	212.58	182.4	~~-~~	~~-~~	2010	06/11/2036
Thermal
Integral Participation
Santa Cruz	932	496			1967	07/07/2015
Roberto Silveira (Campos)	30	21			1977*	Extension granted*****
São Gonçalo (fora de operação)	-	-				Extension denied*****

Note: Energy generated (MWh) – includes 100% of energy from the plants with integral participation and only the Eletrobras Furnas percentage in the case of shared participation: HEU Serra da Mesa (48.46%) and Manso (70%),  In the case of HEU Peixe Angical and Retiro Baixo, even though Eletrobras Furnas owns 40, 15, 49 and 49,5% of the installation, the energy generated belongs soley to the SPC Enerpeixe S.A., Baguari Geração de Energia S.A., Retiro Baixo Energética S.A. and Serra do Facão Energia S.A..

*    Date of incorporation to Furnas

**   Turbines 1, 2, 3 and 4  started operating on 09/09/09, 11/11/2009, 03.02.2010 and 05.16.2010, respectively, with an installed capacity of 35 MW each,

***  First turbine started operation on March 03, 2010 and the second on M ay 13, 2010, with an installed capacity of 41 MW each.

**** Turbines 1 and 2  started operating on 07.13.2010 and 08.07.2010, respectively, with an installed capacity of 106.29 MW each.

***** Decision of Ministry of Mines and Energy (MME) yet to be published in the Diário Oficial da União.

Electric energy purchased for resale

Eletrobras System

	3rd qrt/10	9 months/10
MWh	3,436,151	11,071,712
R$ million	454.04	1,377.66

Other (*)

	3rd qrt/10	9 months/10
MWh	967,877	2,483,875
R$ million	118.26	292.27

Total

	3rd qrt/10	9 months/10
MWh	4,404,028	13,555,587
R$ million	572.30	1,669.93

*   Includes the purchase of energy from SPE Serra do Facão Energia, as of July of 2010 until December of 2011.

Energy sold

Sales Model	3rd qrt/10		9 months/10
	R$ million	MWh	R$ million	MWh
Through auction	1,137.29	13,038,223	3,304.79	38,685,325
Through free market agreements or bilateral contracts	108.05	1,213,822	273.23	3,059,283
Total	1,245.34	14,252,045	3,578.02	41,744,608

Marketletter – September 2010

Fuel for production of electric energy

		3rd qrt/10		9 months/10
Type	Unit	Quantity	R$ million	Quantity	R$ million
Special Diesel Oil	Liter	0	0	0	0
B1 Oil	Ton	0	0	3,027	6,682,122
Common Diesel Oil	liter	0	0	0	0
Gás	m3	0	0	0	0
Total		0	0	3,027	6,682,122

Losses in generation - %

3rd qrt/10	9 months/10
3	3

Losses in transmission - %

3rd qrt/10	9 months/10
3	3

Note: The losses of the interlinked system are calculated by the National System Operator.  The value of the loss between generation and the gravitational center as well as the load and the center of gravity used by the Electric Energy is 3%

Extension of transmission lines (km) – 09/30/10

Concession Area	Extension (km)	Tension	Operation	End of concession
Foz do Iguaçu - Ivaiporã 1	322.0	765	07.08.89	07.07.2015
Foz do Iguaçu - Ivaiporã 2	323.0	765	23.12.86	07.07.2015
Foz do Iguaçu - Ivaiporã 3	331.0	765	21.03.99	07.07.2015
Itaberá - Ivaiporã 1	265.0	765	01.08.89	07.07.2015
Itaberá - Ivaiporã 2	264.0	765	14.10.82	07.07.2015
Itaberá - Ivaiporã 3	272.0	765	19.05.00	07.07.2015
Itaberá - Tijuco Preto 1	305.0	765	31.07.89	07.07.2015
Itaberá - Tijuco Preto 2	304.0	765	14.10.82	07.07.2015
Itaberá - Tijuco Preto 3	312.0	765	01.05.01	07.07.2015
Subtotal - 765 kV	2,698.0
Foz do Iguaçu - Ibiúna Bipolo 1	792.0	600	01.03.85	07.07.2015
Foz do Iguaçu - Ibiúna Bipolo 2	820.0	600	15.08.87	07.07.2015
Subtotal - 600 kV	1,612.0
Adrianópolis - Cachoeira Paulista 1	171.0	500	13.02.74	07.07.2015
Adrianópolis - Resende	115.0	500	12.12.79	07.07.2015
Cachoeira Paulista - Resende	56.0	500	12.12.79	07.07.2015
Adrianópolis - Cachoeira Paulista 3	177.5	500	20.05.04	07.07.2015
Adrianópolis - Grajaú	55.0	500	15.12.77	07.07.2015
Adrianópolis - São José	33.0	500	18.08.91	07.07.2015
Angra - Cachoeira Paulista	103.0	500	04.06.77	07.07.2015
Angra - Grajaú	155.0	500	21.12.98	07.07.2015
Angra - São José	133.0	500	21.12.98	07.07.2015
Araraquara - Campinas	171.0	500	16.07.76	07.07.2015
Araraquara - Poços de Caldas	176.0	500	16.04.76	07.07.2015
Cachoeira Paulista - Campinas	223.0	500	21.09.77	07.07.2015
Cachoeira Paulista - Itajubá	53.0	500	21.07.02	07.07.2015
Cachoeira Paulista - Taubaté	83.0	500	24.06.83	07.07.2015
Cachoeira Paulista - Tijuco Preto	181.0	500	17.11.88	07.07.2015
Campinas - Ibiúna	112.0	500	10.03.03	07.07.2015
Gurupi - Miracema	255.0	500	02.03.99	07.07.2015
Itumbiara - São Simão	166.0	500	13.01.79	07.07.2015
Marimbondo - Água Vermelha	172.0	500	05.08.79	07.07.2015
Marimbondo - Araraquara 1	195.0	500	16.04.76	07.07.2015
Marimbondo - Araraquara 2	194.0	500	14.08.76	07.07.2015
Poços de Caldas - Itajubá	139.0	500	21.07.02	07.07.2015
Serra da Mesa - Gurupi	256.0	500	02.03.99	07.07.2015
Serra da Mesa - Samambaia 1	249.0	500	09.03.98	07.07.2015
Serra da Mesa - Samambaia 2	248.5	500	23.01.99	07.07.2015
Tijuco Preto - Taubaté	13.0	500	29.03.84	07.07.2015
Ibiúna - Bateias Circuito 1	332.0	500	22.03.03	08.05.2031
Ibiúna - Bateias Circuito 2	332.0	500	22.03.03	08.05.2031
Subtotal - 500 kV	4,549.0
Adrianópolis - Itutinga 1	199.0	345	10.03.68	07.07.2015
Adrianópolis - Itutinga 2	199.0	345	24.08.70	07.07.2015
Adrianópolis - Jacarepaguá 1	38.0	345	10.03.68	07.07.2015
Adrianópolis - Jacarepaguá 2	38.0	345	24.08.70	07.07.2015
Adrianópolis - Macaé 1	177.0	345	18.11.01	07.07.2015
Adrianópolis - Macaé 2	177.0	345	16.09.02	07.07.2015

Marketletter – September 2010

Bandeirantes - Samambaia 1	157.0	345	01.02.99	07.07.2015
Bandeirantes - Samambaia 2	155.0	345	08.02.99	07.07.2015
Campinas - Guarulhos	88.0	345	20.02.03	07.07.2015
Campinas - Poços de Caldas	126.0	345	03.10.72	07.07.2015
Campos - Macaé 1	89.0	345	18.11.01	07.07.2015
Campos - Macaé 2	89.0	345	16.09.02	07.07.2015
Campos - Macaé 3	90.0	345	02.06.10	03.03.2035
Campos - Viana	199.0	345	19.12.05	07.07.2015
Viana - Vitória	26.0	345	19.12.05	07.07.2015
Campos - Vitória	224.0	345	28.10.77	07.07.2015
Corumbá - Brasília Sul	254.0	345	02.03.97	07.07.2015
Corumbá - Itumbiara	79.0	345	02.03.97	07.07.2015
Furnas - Itutinga 1	198.0	345	10.03.68	07.07.2015
Furnas - Itutinga 2	199.0	345	15.12.69	07.07.2015
Furnas - Mascarenhas de Moraes	104.0	345	15.05.68	07.07.2015
Furnas - Estreito	112.0	345	28.02.70	07.07.2015
L.C.Barreto - Estreito 2	24.0	345	28.02.70	07.07.2015
Furnas - Pimenta	66.0	345	15.03.67	07.07.2015
Furnas - Poços de Caldas 1	131.0	345	03.09.63	07.07.2015
Furnas - Poços de Caldas 2	131.0	345	13.04.65	07.07.2015
Guarulhos - Ibiúna 1	75.0	345	28.06.90	07.07.2015
Guarulhos - Ibiúna 2	75.0	345	04.07.90	07.07.2015
Guarulhos - Nordeste	30.0	345	15.03.64	07.07.2015
Guarulhos - Poços de Caldas 1	182.0	345	03.09.63	07.07.2015
Guarulhos - Poços de Caldas 2	184.0	345	11.11.66	07.07.2015
Ibiúna - Tijuco Preto 1	97.0	345	18.11.83	07.07.2015
Ibiúna - Tijuco Preto 2	97.0	345	13.07.84	07.07.2015
Itumbiara - Bandeirantes 1	180.0	345	16.07.73	07.07.2015
Itumbiara - Bandeirantes 2	180.0	345	28.07.77	07.07.2015
Itumbiara - Porto Colômbia	201.0	345	16.06.73	07.07.2015
Mascarenhas - Estreito	13.0	345	15.03.69	07.07.2015
L.C.Barreto - Estreito 1	24.0	345	15.03.69	07.07.2015
L.C.Barreto - Poços de Caldas 1	198.0	345	02.11.69	07.07.2015
L.C.Barreto - Poços de Caldas 2	197.0	345	13.09.70	07.07.2015
L.C.Barreto - Volta Grande	112.0	345	16.06.73	07.07.2015
Marimbondo - Porto Colômbia	77.0	345	25.10.75	07.07.2015
Mogi - Nordeste	20.0	345	15.03.64	07.07.2015
Mogi - Poços de Caldas	204.0	345	15.02.71	07.07.2015
Ouro Preto - Vitória	383.0	345	25.03.05	07.07.2015
Pimenta - Barreiro	198.0	345	15.03.67	07.07.2015
Porto Colômbia - Volta Grande	45.0	345	16.06.73	07.07.2015
Samambaia - Brasília Sul 1	12.5	345	01.02.99	07.07.2015
Samambaia - Brasília Sul 2	15.0	345	08.02.99	07.07.2015
Subtotal - 345 kV	6,168.5
Barro Alto - Niquelândia	87.0	230	13.10.99	07.07.2015
Brasília Geral - Brasília Sul 2	13.0	230	09.09.07	07.07.2015
Brasília Sul - Pirineus	107.0	230	09.09.07	07.07.2015
Pirineus - Xavantes	40.0	230	26.11.06	07.07.2015
Brasília Geral - Brasília Sul 1	13.0	230	28.10.72	07.07.2015
Brasília Sul - Barro Alto	132.0	230	07.03.82	07.07.2015
Itumbiara - Cachoeira Dourada	44.0	230	19.10.73	07.07.2015
Itumbiara - Rio Verde 1 (1st trecho)	208.0	230	12.01.86	07.07.2015
Itumbiara - Rio Verde 2	202.0	230	29.04.92	07.07.2015
Rio Verde - Barra do Peixe 2	240.0	230	28.02.94	07.07.2015
Rio Verde - Rondonópolis	257.0	230	04.11.82	07.07.2015
Rio Verde - Barra do Peixe 1	240.0	230	01.11.87	07.07.2015
Rio Verde - Cachoeira Dourada 1	175.0	230	20.12.86	07.07.2015
Serra da Mesa - Niquelândia	105.0	230	13.10.99	07.07.2015
Xavantes - Bandeirantes 2	20.0	230	04.09.73	07.07.2015
Manso - Nobres	66.0	230	01.05.98	07.07.2015
Subtotal - 230 kV	1,949.0
Adrianópolis - Cepel 1	1.5	138	27.04.81	07.07.2015
Adrianópolis - Cepel 2	1.5	138	05.04.81	07.07.2015
Adrianópolis - Magé 1	48.0	138	24.04.73	07.07.2015
Adrianópolis - Magé 2	48.0	138	06.01.73	07.07.2015
Alcântara - Adrianópolis 1	19.5	138	18.07.76	07.07.2015
Alcântara - Adrianópolis 2	20.0	138	17.12.98	07.07.2015
Alcântara - Adrianópolis 3	20.0	138	29.12.98	07.07.2015
Alcântara - Imbariê - Adrianópolis	19.5	138	03.05.75	07.07.2015
Angra - Angra (Ampla)	34.0	138	14.04.71	07.07.2015
Angra - Jacuacanga	34.0	138	30.10.77	07.07.2015
Angra - Santa Cruz	96.0	138	04.10.77	07.07.2015
Cachoeira Paulista - Volta Redonda 2	105.0	138	11.06.87	07.07.2015
Campos - Cachoeiro do Itapemirim 1	106.0	138	15.02.73	07.07.2015

Marketletter – September 2010

Campos - Cachoeiro do Itapemirim 2	106.0	138	13.02.73	07.07.2015
Campos - Rocha Leão	110.0	138	10.02.73	07.07.2015
Campos - Iriri	97.0	138	08.08.73	07.07.2015
Iriri - Rocha Leão	13.0	138	08.08.73	07.07.2015
Cachoeira Paulista - Volta Redonda 1	105.0	138	06.11.86	07.07.2015
Jacarepaguá - Ari Franco	10.0	138	15.12.67	07.07.2015
Jacarepaguá - Cosmos	24.0	138	15.12.67	07.07.2015
Jacarepaguá - Mato Alto	16.0	138	24.09.73	07.07.2015
Jacarepaguá - Palmares	28.0	138	24.11.72	07.07.2015
Jacarepaguá - ZIN	33.0	138	24.11.72	07.07.2015
Jacuacanga - Brisamar	44.0	138	30.10.77	07.07.2015
Muriqui - Angra (Ampla)	36.0	138	14.04.71	07.07.2015
Muriqui - Brisamar	20.0	138	14.04.71	07.07.2015
Palmares - Mato Alto	13.0	138	24.09.73	07.07.2015
Rio Verde - Ramal P. Emas - Couto Magalhães	254.0	138	01.01.77	07.07.2015
Rio Verde - Cachoeira Dourada 2	174.0	138	17.08,77	07.07.2015
Rocha Leão - Magé 1	108.0	138	24.01.73	07.07.2015
Rocha Leão - Magé 2	108.0	138	06.01.73	07.07.2015
Santa Cruz - ZIN - Ari Franco	31.0	138	15.12.67	07.07.2015
Santa Cruz - TKCSA	2.5	138	15.12.67	07.07.2015
TKCSA - ZIN - Cosmos	14.5	138	15.12.67	07.07.2015
Santa Cruz - Brisamar 1	20.0	138	30.10.77	07.07.2015
Santa Cruz - Brisamar 2	13.0	138	14.04.71	07.07.2015
Santa Cruz - Jacarepaguá	38.0	138	17.10.72	07.07.2015
Santa Cruz - Palmares 1	14.0	138	24.11.72	07.07.2015
Santa Cruz - Palmares 2	14.0	138	24.09.73	07.07.2015
Santa Cruz - ZIN	5.0	138	24.11.72	07.07.2015
São José - Imbariê 1	18.0	138	19.12.98	07.07.2015
São José - Imbariê 2	18.0	138	20.12.98	07.07.2015
São José - Magé 1	46.0	138	17.06.01	07.07.2015
São José - Magé 2	46.0	138	17.06.01	07.07.2015
UTE Campos - Campos 1	1.0	138	16.07.77	07.07.2015
UTE Campos - Campos 2	1.0	138	24.07.87	07.07.2015
Manso - Nobres	70.0	138	01.04.98	07.07.2015
Subtotal - 138 kV	2,204.0
Eletrodo de Terra - Foz do Iguaçu 1	16.0	25	01.04.85	07.07.2015
Eletrodo de Terra - Foz do Iguaçu 2	15.0	25	15.08.87	07.07.2015
Eletrodo de Terra - Ibiúna 1	67.0	25	01.04.85	07.07.2015
Eletrodo de Terra - Ibiúna 2	67.0	25	15.08.87	07.07.2015
Subtotal - 25 kV	165.0
Total	19,345.5

Average tariff – R$/MWh

3rd qrt/10	9 months/10
87.38	85.71

Main investments - R$ million

Project	3rd qrt/10		9 months/10
Transmission	Budgeted*	Accomplished	Budgeted	Accomplished
Transmission System Bom Despacho – Ouro Preto	(7.5)	0.6	6.2	1.0
Transmission System Itaipu – SP – Reforços Torres	1.4	0.0	1.4	0.0
Installation of Transmission Line Macaé (RJ) - Campos (RJ)	1.3	1.6	7.8	4.9
Installation of Transmission Line Tijuco Preto-Itapeti-Nordeste	(2.0)	1.7	11.2	3.9
Installation of Transmission System Mascarenhas - Linhares	6.3	0.0	6.3	0.0
Reinforcement of Transmission System RJ and ES	9.8	11.2	41.3	23.1
Reinforcement of Transmission System SP and MG	45.7	11.5	108.0	28.1
Reinforcement of Transmission System GO - MT - DF	10.2	8.5	31.4	14.0
Transmission System maintenance	30.8	15.9	76.0	31.0
Subtotal	96.0	51.0	289.6	106.0
Generation
Installation of Combined Cycle TPU Santa Cruz (RJ)	3.4	0.0	3.4	0.0
Installation of HPU Batalha (Paulista)	174.7	95.8	271.4	204.3
Installation of HPU Simplício and SHU Anta	299.5	209.1	510.2	363.4
Modernization of HPU Furnas (MG)	3.7	3.1	16.9	9.0
Modernization of HPU Mascarenhas de Moraes (MG) – Fase 2	0.0	0.0	0.0	0.0
Modernization of HPU Luiz Carlos Barreto (MG)	10.3	7.3	33.1	22.6
Modernization HPU Funil	0.1	0.0	0.1	0.0
Modernization HPU Porto Colômbia	0.1	0.0	0.1	0.0
Generation System maintenance	8.1	1.4	16.6	5.3
Subtotal	499.9	316.7	851.8	604.6
Other
Maintenance of real estate	2.6	0.7	9.6	1.5

Marketletter – September 2010

Maintenance of real estate, vehicles, machinery and equipment	6.1	1.2	18.9	4.2
Maintenance of info technology assets	18.7	12.0	42.6	29.4
Environmental preservation and conservation of generation and transmission undertakings	2.3	1.6	8.7	3.4
Subtotal	29.7	15.5	79.8	38.5
Total	625.6	383.2	1221.2	749.1

* As of thrid quarter of 2010, budget revision occurred which resulted in the rearrangement and supplementation of sums throughout the programs.

New investments – Generation

Enterprise	State/ Location	Total of the investment (R$ million)	Instal Capacity (MW)	Assured Energy (MW average)	Operation	Beginning of construction	End of concession
UHE Batalha* implantation	MG/GO	619.1 Basis: Dec/05	52.5	48.8	Estimated for turbine 1 - 05/2011 turbine 2 - 06/2011	06.2008	08.14.2041
UHE Simplício implantation / PCH Anta **	RJ/MG	2,199.14 Basis: Dec/08	333.7	191.3	Estimated for Simplício: turbine 1 - 12/2010 Machine 2 - 02/2011 turbine 3 - 04/2011 Anta: turbine 1 - 05/2011 turbine 2 - 06/2011	03.2007	08.14.2041

*The enterprise includes UHE Batalha and associated transmission, namely: SE UHE Batalha, Batalha TL - Paracatu 1 (Cemig) and SE Paracatu 1 (Cemig), Total Investment related to enterprise’s business plan

**The enterprise includes the UHE Simplício, PCH Anta and associated transmission, namely: SE UHE Simplício – C, SE PCH Anta – C, SE Rocha Leão (Ampla) – C, LT Anta – Simplício and LT Simplício – Rocha Leão (Ampla), Total of investment under examination for presentation and approval by the Board of Directors of Furnas.

New investments – Transmission

Enterprise	State/ Location	Total of the investment (R$ million)	Extension (km)	Operation	End of concession
TL 345 kV Macaé – Campos III *	RJ	52.68 Basis: Nov/04	90	06.02.2010	03.03.2035
TL 345 kV Tijuco Preto – Itapeti and TL 345 kV Itapeti– Nordeste **	SP	75.5 Basis: Jul/05	50	Estimated for 07.2011 and 10 monthss after obtention of license	04.26.2036
TL 500 kV Bom Despacho 3 – Ouro Preto 2 ***	MG	96.3 Basis: Nov/08	180	Estimated for 11/2011	01.27.2039
TL 230 kV Mascarenhas – Linhares e SE Linhares ****	ES	67.2 Basis: Nov/09	99	Estimated for 07/2012	07.12.2040

 *   The enterprise includes the TL Macaé – Campos III and SE Macaé – 1A and Campos – 13A, Total Investment related to enterprise’s present business plan

**    The enterprise includes the TL Tijuco Preto – Itapeti III and IV and Itapeti – Nordeste and SE Itapeti – C, Nordeste – C and Tijuco Preto – 16A, Total Investment related to enterpriseis present business plan

***  Includes, besides the 500 kV transmission line (Bom Despacho3-Ouro Petro 2) the following substations – Bom Despacho 3 (Cemig and Ouro Preto 2 (Cemig)-3A  Due to the creation of a Biological Reserve at Serra da Moeda after the Aneel auction, the Municipal Representatives had to issue a “not affected” document.  Therefore, the licensing dates were altered.,

****  Enterprise relating to Lot E of Aneel Auction 005 dated Nov, 27, 2010.  Concession contract not yet signed.

Loans and Financing – R$ million

Marketletter – September 2010

Local Currency

Creditor	09/30/10	Due	Obs.
Eletrobras - ECF 1713	53.77	30.03. 2018	(1)
Eletrobras - ECF 2506	109.90	30.12. 2018
Eletrobras - ECF 2309	2.03	30.12. 2010
Eletrobras - ECF 2717	13.58	30.12.2015
Eletrobras - ECF 2695	2.90	30.10.2014
Eletrobras - ECF 2776	316.98	30.06.2030	(2)
Eletrobras - ECF 2801	608.65	30.11.2029	(1)
Eletrobras - ECF 2822	190.44	10.12.2010	(3)
Fundação Real Grandeza	391.55	29.12. 2012
Fundação Real Grandeza - Plano	252.26	01.12. 2015
Banco do Brasil S.A. - CCB 01/02/03/04	27.75	14.10. 2011
Banco do Brasil S.A. - CCB 05/06/08	32.85	04.11. 2011
Banco UBS Pactual S.A. - CCB 07/09	16.59	04.11. 2011
Banco UBS Pactual S.A. - CCB 10/11/13	27.48	05.12. 2011
Banco do Brasil S.A. - CCB 12	12.65	05.12. 2011
FURNAS II - FIDC	0.00	31.05. 2010
Banco do Brasil S.A. - Contrato 093	113.37	25.10. 2012
Caixa Econômica Federal	195.77	25.07. 2012
Banco do Brasil S.A. - Contrato 099	86.25	15.10. 2012
Banco da Amazônia S.A.	204.66	15.02. 2013
BNDES – Simplício	929.54	15.07. 2026	(4)
BNDES – Baguari	58.60	15.07. 2026	(5)
BNDES - Batalha	100.05	15.12. 2025	(6)

Obs.:

(1)     Part of contract ECF1713 and contracts ECF 2624, ECF 2676 and ECF 2752 were renegotiated, resulting in ECF 2801.  The historical values of the first quarter of 2010 and second quarter of 2010 were relocated to ECF 2801.  With the relocation of values to ECF 2801, the installment which was renegotiated, from the balance of the previous quarters of ECF 1713 was also removed.

(2)     Contract renegotiated for 20 more years, in June 2010.

(3)     Disbursement of R$ 187.64 million in August 2010.

(4)     Contract in the disbursement stage.  In August there was a disbursement of R$ 100 million.

(5)     Disbursement of R$ 59.02 million in July 2010.

(6)     Disbursement of R$ 100 million in September 2010.

Foreign Currency

Creditor	09/30/10	Due	Currency
Eletrobras - ECR 258/98	48.14	04.04.2018	US$
Eletrobras - ECR 261/98	245.84	04.04.2018	Yen

Contract obligations on 09/30/10 – R$ million

Loans and Financing	2010	2011	2012	2013	2014	2015	After 2015
	3,852	3,574	2,944	2,188	2,024	1,848	1,794

Energy Purchase Contracts			2010	2011	2012	2013	2014	2015	After 2015
	3rd qrt/10	GWh	4,225	4,225	4,027	4,027	3,264	8	8
		R$ million	559	559	530	530	443	1	1
	9 months/10	GWh	12,149	12,345	11,995	11,951	10,434	24	24
		R$ million	1,602	1,631	1,579	1,573	1,400	3	3

Note: Includes energy purchased from Eletrobras Eletronuclear and HEU of Serra da Mesa, which expire in 2014, and HEU Manso expires in 2035.  It also considers the purchase of energy from SPE Serra do Facão Energia (Sefac), from July 2010 to December 2011.

           The energy purchases from Cien and TU Mário Covas were not considered because these agents are not complying with delivery obligations stated in the contracts.

Partnership

Marketletter – September 2010

Generation

SPC / Consortium	Generation Enterprises	Eletrobras Furnas Participation	Investiment R$MM	Other Shareholders	Installed Capacity MW	Assured Energy MW average	Energy generated MWh	Beginning of Operation	Beginning of construction	End of concession
SPE Enerpeixe S.A.	UHE Peixe Angical e LT Associada	40	1,909.4	Energias do Brasil - 60	452	271.0	-	27.06.2006	03.2002	06.11.2036
SPE Baguari Geração de Energia S.A.	UHE Baguari	*	535.3	Neoenergia - 51	140	80.2	-	09.09.2009	04.2007	14.08.2041
SPE Retiro Baixo Energética S.A.	UHE Retiro Baixo	49	389.0	Orteng - 25.5 Logos - 15.5 Arcadis - 10	82	38.5	-	03.03.2010	03.2007	14.08.2041
SPE Foz de Chapecó Energia S.A.	UHE Foz de Chapecó	40	2,642.7 Base: Dec/08	CPFL - 51 CEEE - 9	855	432.0	-	14.10.2010	03.2007	06.11.2036
SPE Serra do Facão Energia S.A.	UHE Serra do Facão	49,5	944,4 Base: Oct/05	Alcoa - 35 DME - 10 Camargo Correa - 5.5	212.58	182.4	-	13.07.2010	02.2007	06.11.2036
SPE Santo Antônio Energia S.A.	UHE Santo Antônio	39	13,795.5 Base: Dec/08	Fundo de Invest. e Part. Amazônia Energia - 20 Odebrecht Invest. Infra-Estrutura -17.6 Andrade Gutierrez Part. -12.4 Cemig Geração e Transmissão - 10 Norberto Odebrecht - 1	3,150.4	2,218	-	12.15.2011	09.2008	06.13.2043
SPE Inambari Geração de Energia S.A.	UHE Inambari (Peru)	19.6	37.0 Base: Oct/08 **	Construtora OAS - 51 Eletrobras - 29.4	2,000	-	-
SPE Brasventos Eolo Geradora de Energia S.A. ***	UEE Rei dos Ventos 1	24.5	229.4 Base: Dec/09	Eletronorte - 24.5 Bioenergy - 10 J. Malucelli - 10 Eolo - 31	48.6
SPE Rei dos Ventos 3 Geradora de Energia S.A. ***	UEE Rei dos Ventos 3	24.5	233.7 Base: Dec/09	Eletronorte - 24.5 Bioenergy - 10 J.Malucelli - 10 Eolo - 31	48.6
SPE Brasventos Miassaba 3 Geradora de Energia S.A. ***	UEE Miassaba 3	24.5	245.07 Base: Dec/09	Eletronorte - 24.5 Bioenergy - 10 J.Malucelli - 10 Miassaba - 31	50.4

Note:Energy generated (MWh) – only includes the Eletrobras Furnas percentage of UHE Baguari (15%),  In the case of UHE Peixe Angical, even though the company owns only 40% of the installation, the energy belongs totally to SPC Enerpeixe SA.

For the projects in operation: investment value based on the balance sheet position of the SPE on September 30, 2010 (Property, plant and equipment net plus accrued depreciation).

For projects under construction: investment value estimated in the SPE.

* FURNAS owns 30.6% of Baguari Energia S,A SPE (partner: Cemig – 69.4%), which has a 49% participation in the SPE Baguari Geração de Energia S,A, enterprise,

** Value relating to the development of feasibility studies of the undertaking

***Wind mills won at the 2nd auction of reserve energy – LER 003/2010, SPE being constituted.

Marketletter – September 2010

Transmission

SPC / Consortium	Transmission Enterprises (*)	Eletrobras Furnas Participation	Investiment R$MM	Status	Other Shareholders (%)
Companhia Transleste de Transmissão S.A.	TL Montes Claros - Irapé 345 kV - 139 km	24	127.3	Operating	Transminas - 41 Cemig - 25 Orteng - 10
Companhia Transudeste de Transmissão S.A.	TL Itutinga - Juiz de Fora 345 kV - 144 km	25	86.2	Operating	Transminas - 41 Cemig - 24 Orteng -10
Companhia Transirapé de Transmissão S.A.	TL Irapé - Araçuaí 230 kV - 61 km	24.5	71.9	Operating	Transminas - 41 Cemig - 24.5 Orteng - 10
Companhia de Transmissão Centroeste de Minas S.A.	TL Furnas - Pimenta 2 345 kV - 62,7 km	49	44.6	Operating	Cemig - 51
Interligação Elétrica Madeira S.A. (IE Madeira)	TL Porto Velho - Araraquara 2 600 kV - 2.375 km	24.5	1,734.3 Basis: Nov/08	forecast: LO Feb/2012	CTEEP - 51 CHESF – 24.5
Interligação Elétrica Madeira S.A. (IE Madeira)	Estação Retificadora CA/CC, 500/±600 kV, and Estação Inversora CC/CA, ±600/500 kV	24.5	1,240.8 Basis: Nov/08	forecast: LO Apr/2013	CTEEP - 51 CHESF – 24.5
Transenergia Renovável S.A.	Connection of Biodiesel Units abd Small Hydroelectric Plants (PCH) ao SIN (3 TL and 3 SE 230 kV / 10 TL and 5 SE 138 kV)	49	279.1 Basis: Nov/08	forecast: LO Oct/2010	Delta – 25.5 Fuad Rassi -25.5
Transenergia São Paulo S.A.	SE Itatiba, 500 kV	49	73.2 Basis: Apr/09	forecast: LO Sept/2011	J. Malucelli – 51.0
Transenergia Goiás S.A.	TL 230 kV Serra da Mesa - Niquelândia e Niquelândia - Barro Alto	49	70.3 Basis: Apr/09	forecast: LO Jul/2011	J. Malucelli - 25.5 Delta - 25.5
Consórcio Goiás Transmissão *	TL 500 kV Rio Verde Norte - Trindade (193 km); 230 kV Xavantes - Trindade - Carajás (66 km); SE Trindade (500/230 kV - 400 MVA)	49	356.7 Basis: Nov/09	forecast: LO Jul/2012	J. Malucelli - 31 Engevix - 20
Consórcio MGE Transmissão **	TL 500 kV Mesquita - Viana 2 (248 km); 345 kV Viana - Viana 2 (10 km); SE Viana 2 (500/345 kV - 900 MVA)	49	251.3 Basis: Nov/09	forecast: LO Jul/2012	J. Malucelli - 20 Engevix - 31

Note:  For the projects in operation: investment value based on the balance sheet position of the SPE on September 30, 2010 (Property, plant and equipment net plus accrued depreciation),

         For projects under construction: investment value estimated at the SPE,

ICG – transmission installation of generation for shared connection purposes,

IEG – installation of exclusive interest and individual characteristics of generation

         When under construction, the length in km is mentioned in the Aneel concession contract.  When in operation, the length is adjusted to the actual extension in km

*       This project refers to portion A of 005 Aneel Auction, de 27/11/2010. The concession contract Aneel 002, was signed on July 12, 2010

**      This project refers to portion G of 005 Aneel Auction, de 27/11/2010. The concession contract Aneel 008, was signed on July 12,2010

Number of employees – 09/30/10

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
1,003	974	247	39	820	1,679	4,762

Department	Number of employees
Administrative	1,311
Operational	3,451

Marketletter – September 2010

Complementary work force – 09/30/10

Contracted	Other
1,633	12

Marketletter – September 2010

Balance Sheet for the period ended on September 30

(R$ thousand)

Assets	2010	2009 (reclassified)
Current Assets
Cash and banks	3,519	3,263
Open-market applications	772,853	680,513
	776,372	683,776

Consumers and concessionaires	1,212,644	707,794
(-)Provision for credits of questionable liquidation	(89,042)	(61,972)
Taxes and contributions to recover	116,889	148,145
Advances to employees	23,703	18,944
Stored materials	83,404	76,785
Tax credits – social contribution deferred	31,596	7,231
Tax credits – income tax deferred	89,133	21,452
Services in course	148,495	127,017
Collaterals and linked deposits	12,003	3
Others	69,479	46,936
	2,474,676	1,776,111
Non-Current Assets
Consumers and concessionaires	9,365	43,622
(-)Provision for credits of questionable liquidation	-	(5,231)
Tax credits – social contribution deferred	36,156	49,986
Tax credits – income tax deferred	120,045	159,828
Property and right for sale	11,416	11,559
Collaterals and linked deposits	24,403	21,367
Others	24,199	20,564
	225,584	301,695
Investments	629,425	407,892
Property, plant and equipment	16,444,930	16,207,523
Intangible	28,619	29,182
	17,328,558	16,946,292
Total Assets	19,803,234	18,722,403

Marketletter – September 2010

Liabilities	2010	2009 (reclassified)
Current Liabilities
Suppliers	214,583	172,613
Payment-roll	8,615	7,884
Taxes and social contribution	339,587	279,735
Loans and financing	54,112	445,017
Debt charges	2,909	2,950
Estimated obligations	141,424	118,139
Private security fund	43,369	204,884
Early retirement plan	262,016	18,362
Consumer charges to collect	45,547	50,649
Regulatory liabilities	67,368	2,181
Research & Development	45,976	40,592
Financial compensation for the use of hydro resources	28,875	35,519
Others	18,503	21,209
	1,272,884	1,399,734

Non-Current Liabilities
Taxes and social contribution	9,453	49,232
Loans and financing	654,617	3,003,825
Private security fund	3,461	-
Life insurance	81,922	-
Consumer charges to collect	26,030	22,387
Regulatory liabilities	-	256,782
Research & Development	142,576	127,409
Provisions for contingencies	521,131	430,130
Others	5,174	7,667
	1,444,364	3,897,432

Stockholders’ Equity
Social Capital	4,539,557	4,539,557
Capital reserves	4,916,199	4,916,199
Asset evaluation	(1,274)	10,186
Income reserves	3,195,703	3,022,998
Accrued income	1,417,751	641,901
	14,067,936	13,130,841
Resources for capital increase	3,018,050	294,396
	17,085,986	13,425,237
Total Liabilities	19,803,234	18,722,403

Marketletter – September 2010

Statement of Income for the period ended on September 30,  by activity

(R$ thousand)

		2010		2009
	Generation	Transmission	Total	reclassified
Operating Revenue
Supply of electric energy	569,268	-	569,268	576,547
Gross supply of electric energy	2,519,560	-	2,519,560	1,967,433
Availability of transmission system	-	934,223	934,223	953,824
Short-term electric energy (CCEE)	201,844	-	201,844	223,350
Other operating revenues	2,540	6,567	9,107	6,595
	3,293,212	940,790	4,234,002	3,727,749
Deductions to Operating Revenue
Global Reversion Reserve	(66,532)	(24,611)	(91,143)	(86,817)
ICMS tax on electric energy sale	(63,122)	-	(63,122)	(66,505)
Service tax - ISS	(131)	(324)	(455)	(308)
Research and Development	(28,285)	(7,948)	(36,233)	(31,785)
Fuel consumption account - CCC	-	(69,072)	(69,072)	(50,934)
Energetic development account - CDE	-	(14,727)	(14,727)	(12,397)
PROINFA	-	(39,449)	(39,449)	(31,510)
PIS/PASEP	(52,617)	(6,288)	(58,905)	(50,987)
COFINS	(242,396)	(28,972)	(271,368)	(234,899)
	(453,083)	(191,391)	(644,474)	(566,142)
Net Operating Revenue	2,840,129	749,399	3,589,528	3,161,607
Cost of electric energy service
Cost with electric energy
Electric energy purchased for resale	(24,061)	-	(24,061)	-
Charges on the use of electric grid	(579,056)	-	(579,056)	(555,317)
Cost with operation
Personnel	(53,610)	(135,722)	(189,332)	(167,974)
Material	(1,796)	(3,880)	(5,676)	(5,477)
Fuel for production of electric energy	(2,003)	-	(2,003)	(6,976)
Third party services	(10,964)	(24,850)	(35,814)	(31,395)
Financial compensation for the use of hydro resources	(138,928)	-	(138,928)	(153,575)
Depreciation and amortization	(260,113)	(159,420)	(419,533)	(415,875)
Inspection fee	(2,208)	(6,424)	(8,632)	(22,823)
Reversion of porvision for Pension Fund payments on profit participation	639	1,550	2,189	1,708
Others	33,699	(2,061)	31,638	33,392
	(1,038,401)	(330,807)	(1,369,208)	(1,324,312)
Cost of service rendered to third parties	(3,330)	-	(3,330)	(11)
Gross operating income	1,798,398	418,592	2,216,990	1,837,284
Operating expenses
Sales expenses
Provision for credits of questionable liquidation	(8,743)	(1,951)	(10,694)	(61,972)
Provision for credits of questionable liquidation - reversion	6,312	-	6,312	499
Consumers and concessionaires - losses	(11,650)	(874)	(12,524)	(95,601)
Free energy – losses	(4,701)	-	(4,701)	391
Other	(96)	(239)	(335)	200
Administrative and general expenses
Personnel	(88,908)	(252,346)	(341,254)	(558,288)
Material	(2,076)	(5,178)	(7,254)	(9,338)
Third party services	(28,126)	(45,366)	(73,492)	(61,033)
Depreciation and amortization	(33,839)	(18,226)	(52,065)	(49,998)
Provision for contingencies	(20,763)	(50,905)	(71,668)	(30,220)
Other	(14,034)	(30,656)	(44,690)	(40,085)
	(206,624)	(405,741)	(612,365)	(905,445)
Result of Service	1,591,774	12,851	1,604,625	931,839
Financial Revenue (Expense)
Income from financial applications	40,136	10,630	50,766	61,097
Monetary variation and arrears –energy sold	87,537	3,797	91,334	22,672
Other monetary variation – asset	310	777	1,087	570
Other financial revenues	28,611	13,680	42,291	32,649
PIS/Pasep/Cofins	(4)	(1)	(5)	(5)
Debt charges	(22,229)	(31,042)	(53,271)	(328,534)
Monetary variation on loans and financing	(738)	(318)	(1,056)	50,880
Other monetary variations – liability	(5,258)	(13,304)	(18,562)	16,386
Other financial expenses	(34,000)	(7,889)	(41,889)	(35,540)
	94,365	(23,670)	70,695	(179,825)
Other revenues (expenses)
Revenues	(2)	168	166	5,764
Expenses	(12)	(3)	(15)	(4,025)
	(14)	165	151	1,739
Operational Result	1,686,125	(10,654)	1,675,471	753,753
Social contribution	(150,701)	856	(149,845)	(66,703)
Income tax	(414,627)	10,426	(404,201)	(182,227)
Fiscal incentives	298,194	(1,868)	296,326	137,078
Income before participations	1,418,991	(1,240)	1,417,751	641,901
Income participation	-	-	-	-
Net income for the period	1,418,991	(1,240)	1,417,751	641,901
Net income per share (R$)	34.02	(0.03)	33.99	15.39

Marketletter – September 2010

Cash Flow for the period ended on September 30

(R$ thousand)

Operating Activities	2010	2009 (Reclassified)
Net income for the period	1,675,471	753,753
Expenses (revenues) not affecting cash
Depreciation and amortization	471,598	465,873
Net monetary and currency variations	6,892	(67,306)
Income tax and social contribution	(1,669)	(94,107)
Shareholding participation	(16,776)	(18,005)
Free energy	(37,735)	(1,773)
Provision for contingencies	71,668	30,220
Provision for credits of questionable liquidation	14,024	61,972
Correction of judicial deposits	(8,623)	-
Transmission regulatory liability	67,368	(302)
Monetary correction of agrarian bond	(1,827)	-
Financing charges	53,271	328,534
Early retirement plan	(12,102)	275,144
ICMS tax - deferred	(3,173)	-
Other	(14)	(20)
	2,278,373	1,733,983
Financial charges paid to shareholders and related parties	(14,338)	(277,021)
Financial charges paid to financial institutions and other parties	(35,058)	(33,792)
Payment of taxes and social contributions payment	(232,715)	(114,167)
Income participacion payment	(72,145)	(61,143)
Collaterals and linked deposits	(2,546)	(31,056)
Variation in current asset and liabilities
Consumers, concessionaires and permit holders	(375,805)	103,855
Stored materials	(8,079)	(2,393)
Taxes and contributions to recover	(52,047)	102,470
Advances to employees	(6,965)	7,134
Sale of Project biomass assets	-	(4,676)
Collaterals and linked deposits	(4,856)	7,822
Tax credits	25,157	3,342
Services in course	(3,447)	(22,080)
Suppliers	(93,505)	(25,633)
Estimated obligations	45,531	39,190
Consumer charges to collect	(1,334)	(552)
Research & Development	13,797	(7,951)
Financial compensation for utilization of hydro resources	(8,696)	2,407
Provision for contingencies	49,519	15,532
Other operating assets and liabilities	(14,866)	(1,918)
	(792,398)	(300,630)
Total of operating activities	1,485,975	1,433,353
Investment Activities
Application in property, plant and equipment and intangible assets	(592,720)	(457,623)
Permanent shareholding participations	(182,741)	(128,737)
Goods and rights for future use	-	(600)
Property, plant and equipment and intangible discharges	8,264	12,712
Other	(114)	-
	(767,311)	(574,248)
Financing Activities
Loans and financing obtained in the long-term	141,945	52,425
Payable charges on loans and financing	(91,119)	(326,469)
Shareholders remuneration	(607,867)	(565,178)
Private security fund	(181,409)	(211,098)
Others	-	(110)
	(738,450)	(1,050,430)
Total of cash effects	(19,786)	(191,325)
Cash and cash equivalent – beginning of period	796,158	875,101
Cash and cash equivalent – end of period	776,372	683,776
Cash variation	(19,786)	(191,325)

Marketletter – September 2010

R$ million

EBITDA		EBITDA Margin
9 months/10	9 months/09	9 months/10	9 months/09
2,076.37	1,399.45	57.85%	44.26%

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy MW	Energy generated MWh		Beginning of operation	End of concession
			3rd qrt/10	9 months/10
Funil	30.00	15.50	18,101.61	43,220.16	Mar/62	7/7/2015
Pedra	20.01	7.20	3,168.67	11,127.34	Apr/78	7/7/2015
Araras	4.00	2.00	0.01	0.02	Feb/67	7/7/2015
Curemas	3.52	2.00	2,564.73	7,123.21	Jun/57	11/25/2024
Complexo de Paulo Afonso e Moxotó	4,279.60	2,225,00	3,567,482.35	11,017,452.79	Jan/55	10/2/2015
Sobradinho	1,050.30	531.00	858,879.07	2,865,203.56	Apr/79	2/9/2022
Luiz Gonzaga	1,479.60	959.00	1,638,603.30	5,003,227.68	Feb/88	10/3/2015
Boa Esperança (Castelo Branco)	237.30	143.00	266,815.55	975,743.71	Jan/70	10/10/2015
Xingó	3,162.00	2,139.00	3,912,790.38	12,166,663.31	Apr/94	10/2/2015
Piloto	2.00	-	0.00	0.00	Feb/49	7/7/2015
Camaçari	346.80	229.80	74.18	4,685.13	Feb/79	8/10/2007

Energy sold for resale

	3rd qrt/10	9 months/10
R$ million	0.16	24.06

Energy sold

Sale	3rd qrt/10		9 months/10
	R$ million	MWh	R$ million	MWh
Industrial supply	197.61	1,97,708.11	569.27	5,996,608.05
Energy gross supply	893.67	9,901,402.62	2,519.56	33,477,891.36
Total	1,091.28	11,876,110.73	3,088.83	39,474,499.41

Energy settled through CCEE

	3rd qrt/10	9 months/10
MWh	1,849,132.82	3,332,150.31
R$ million	186.67	201.84

Fuel for production of electric energy

		3rd qrt/10		9 months/10
Type	Metric unit	Quantity	R$ million	Quantity	R$ million
Natural gas	m³	127,916	0.15	1,871,392	1.87
Diesel oil	L	-	-	73,677	0.13

Losses in generation - %

3rd qrt/10	9 months/10
2.47	2.64

Extension of transmission lines (km) – 09/30/10

Concession Area	Extension (km)	Tension	Operation	End of Concession
ANGELIM II-RECIFE II	169.00	500	Aug/77	7/7/2015
ANGELIM II-RECIFE II	170.70	500	Mar/80	7/7/2015
JARDIM II-CAMAÇARI II	249.40	500	May/00	7/7/2015
GONZAGA-ANGELIM II	248.40	500	Feb/77	7/7/2015
GONZAGA-MILAGRES	231.20	500	Apr/87	7/7/2015
GONZAGA-OLINDINA	248.60	500	May/76	7/7/2015
LUIZ GONZAGA-SOBRADINHO	290.60	500	Oct/79	7/7/2015
MESSIAS-RECIFE II	175.90	500	Dec/98	7/7/2015
MILAGRES-QUIXADA	268.70	500	Jan/88	7/7/2015
OLINDINA-CAMACARI II	147.20	500	Oct/76	7/7/2015
OLINDINA-CAMACARI II	146.90	500	Sept/78	7/7/2015
P.AFONSO IV-ANGEL.II	221.50	500	Jul/79	7/7/2015
P.AFONSO IV-OLINDINA	212.80	500	Jun/78	7/7/2015
P.AFONSO IV-L. GONZAGA	37.40	500	Oct/79	7/7/2015
P.AFONSO IV-XINGO	53.80	500	Feb/93	7/7/2015

Marketletter – September 2010

PRES.DUTRA-TERESINA II	207.80	500	May/00	7/7/2015
PRES.DUTRA-TERESINA II	208.00	500	Apr/03	7/7/2015
QUIXADA-FORTALEZAII	137.80	500	Aug/96	7/7/2015
SOBRAL III-FORTALEZAII	210.80	500	May/00	7/7/2015
S.J.PIAUI-B.ESPERANCA	233.80	500	Dec/80	7/7/2015
SOBRADINHO-S.J.PIAUI	211.00	500	Oct/80	7/7/2015
SOBRADINHO-LUIZ GONZAGA	316.00	500	Jun/88	7/7/2015
TERESINA II-SOBRAL III	334.00	500	May/00	7/7/2015
ULUIZ GONZAGA-L.GONZAGA,	0.60	500	May/79	7/7/2015
ULUIZ GONZAGA-L.GONZAGA,	0.60	500	May/79	7/7/2015
ULUIZ GONZAGA-L.GONZAGA,	0.60	500	May/79	7/7/2015
U.SOBRADINHO-SOBRADINHO,	0.30	500	Oct/79	7/7/2015
U.SOBRADINHO-SOBRADINHO,	0.30	500	Oct/79	7/7/2015
U.SOBRADINHO-SOBRADINHO,	0.40	500	Oct/79	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	Dec/79	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	May/80	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	Oct/80	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	Jul/81	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	Dec/81	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	May/83	7/7/2015
USINA XINGO - XINGO	0.90	500	Oct/95	7/7/2015
USINA XINGO - XINGO	0.90	500	Oct/95	7/7/2015
USINA XINGO - XINGO	0.90	500	Oct/95	7/7/2015
USINA.XINGO.- XINGO	0.90	500	Oct/95	7/7/2015
USINA XINGO - XINGO	0.80	500	Mar/94	7/7/2015
USINA XINGO - XINGO	0.80	500	Nov/94	7/7/2015
XINGO-JARDIM	159.70	500	May/00	7/7/2015
XINGO-MESSIAS	218.90	500	feb/93	7/7/2015
Sub-total - 500 kV	5,121.50
ANGELIM-MESSIAS	78.80	230	Apr/77	7/7/2015
ANGELIM-MESSIAS	78.80	230	Oct/76	7/7/2015
ANGELIM-MESSIAS	79.10	230	Aug/86	7/7/2015
ANGELIM-RIBEIRAO	115.60	230	Jan/53	7/7/2015
ANGELIM-RECIFE II	171.70	230	Jan/67	7/7/2015
ANGELIM-RECIFE II	171.70	230	Jan/61	7/7/2015
ANGELIM-TACAIMBO,	64.00	230	Mar/63	7/7/2015
ANGELIM-TACAIMBO	64.00	230	Mar/73	7/7/2015
ANGELIM-TACAIMBO	65.70	230	Jun/98	7/7/2015
B.ESPERANCA-TERESINA	198.00	230	Mar/70	7/7/2015
B.ESPERANCA-TERESINA	198.00	230	Dec/81	7/7/2015
BONGI-ACONORTE	6.00	230	Aug/76	7/7/2015
B.J.DA LAPA-BARREIRAS	233.50	230	Dec/90	7/7/2015
BANABUIU-FORTALEZA	177.20	230	Oct/65	7/7/2015
BANABUIU-FORTALEZA	176.00	230	Jul/78	7/7/2015
BANABUIU-FORTALEZA	176.00	230	Aug/78	7/7/2015
BANABUIU-MOSSORO II	177.20	230	Jul/03	7/7/2015
BANABUIU-RUSSAS II	110.40	230	May/71	7/7/2015
BOM NOME-MILAGRES	83.70	230	Sept/61	7/7/2015
BOM NOME-MILAGRES	84.10	230	Dec/74	7/7/2015
BOM NOME-MILAGRES	83.80	230	Sept/79	7/7/2015
CAUIPE-SOBRAL	177.50	230	Nov/73	7/7/2015
CICERO DANTAS-CATU	200.70	230	Mar/68	7/7/2015
CICERO DANTAS-CATU	201.20	230	Apr/72	7/7/2015
C.GRANDE-GOIANINHA	99.20	230	feb/70	7/7/2015
C.GRANDE-NATAL II	188.10	230	Oct/99	7/7/2015
C.GRANDE-NATAL II	188.10	230	Oct/02	7/7/2015
C.GRANDE II-S.CRUZ II	113.40	230	May/79	7/7/2015
C.GRANDE II-PARAISO	118.50	230	Oct/78	7/7/2015
CAMACARI-C.METAIS	3.20	230	feb/82	7/7/2015
CAMACARI-CQR	7.20	230	May/92	7/7/2015
CAMACARI-COTEGIPE	22.90	230	Jun/70	7/7/2015
CAMACARI-COTEGIPE	23.50	230	Oct/76	7/7/2015
CAMACARI-GOV.MANGAB.	83.70	230	Sept/82	7/7/2015
CAMACARI-GOV.MANGAB	83.70	230	Sept/82	7/7/2015
CAMACARI-JACARACANGA	19.20	230	Jul/77	7/7/2015
CAMACARI-JACARACANGA	19.20	230	Mar/77	7/7/2015
CAMACARI-MATATU	47.00	230	Aug/53	7/7/2015
CAMACARI-PITUACU	39.20	230	Oct/84	7/7/2015
CAMACARI-PITUACU	39.20	230	Jan/02	7/7/2015
COTEGIPE-JACARACANGA	15.20	230	Dec/71	7/7/2015
COTEGIPE-MATATU	30.00	230	May/77	7/7/2015
CATU-CAMACARI	25.00	230	Jun/70	7/7/2015
CATU-CAMACARI	25.00	230	Aug/53	7/7/2015
CATU-GOV.MANGABEIRA	77.20	230	Aug/67	7/7/2015
CATU-ITABAIANINHA	144.60	230	Aug/53	7/7/2015

Marketletter – September 2010

FUNIL-ITAPEBI	197.80	230	Jul/90	7/7/2015
FUNIL-ITAPEBI	197.80	230	Jul/90	7/7/2015
FORTALEZA-CAUIPE	58.80	230	Nov/73	7/7/2015
FORTALEZAII-D.GOUVEIA	7.10	230	Jun/89	7/7/2015
FORTALEZAII-D.GOUVEIA	7.10	230	Jun/89	7/7/2015
FORTALEZA-FORTALEZA II	0.30	230	feb/00	7/7/2015
FORTALEZA-FORTALEZA II	0.30	230	Apr/00	7/7/2015
FORTALEZA-FORTALEZA II	0.30	230	Oct/05	7/7/2015
FORTALEZA II-CAUÍPE	57.40	230	Nov/03	7/7/2015
FORTALEZA II-CAUÍPE	57.40	230	Nov/03	7/7/2015
FORTALEZA II-PICI	27.70	230	May/05	7/7/2015
FORTALEZA II-PICI	27.70	230	May/05	7/7/2015
GOIANINHA-MUSSURE	50.60	230	Oct/77	7/7/2015
GOIANINHA-MUSSURE	50.60	230	Oct/77	7/7/2015
GOV.MANGABEIRA-SAPEAÇU	24.60	230	Dec/68	7/7/2015
GOV.MANGABEIRA-SAPEAÇU	24.60	230	feb/84	7/7/2015
GOV.MANGABEIRA-SAPEAÇU	24.60	230	feb/84	7/7/2015
ICO - ICO U1	1.50	230	Mar/97	7/7/2015
ITAPEBI-EUNAPOLIS	47.00	230	Jul/90	7/7/2015
ITAPEBI-EUNAPOLIS	47.00	230	Jul/90	7/7/2015
IRECE-B.JESUS DA LAPA	285.70	230	Sept/81	7/7/2015
ITABAIANINHA-ITABAIANA	77.00	230	Aug/53	7/7/2015
ITABAIANA-JARDIM	44.00	230	Aug/79	7/7/2015
ITABAIANA-JARDIM	44.00	230	Aug/79	7/7/2015
JACAR.-ALUNORDESTE	1.80	230	May/83	7/7/2015
JACARACANGA-DOW	7.90	230	Jul/77	7/7/2015
JACARACANGA-DOW	7.80	230	Mar/77	7/7/2015
JARDIM-FAFEN	12.50	230	Aug/81	7/7/2015
JAGUARARI-JAGUARARI	9.70	230	Jan/80	7/7/2015
JAGUARARI-JAGUARARI	9.70	230	Apr/81	7/7/2015
JUAZEIROII-S.BONFIMII	148.50	230	Jan/80	7/7/2015
JUAZEIROII-S.BONFIMII	148.50	230	Apr/81	7/7/2015
LIBRA-LIBRA	1.50	230	Dec/91	7/7/2015
MILAGRES-BANABUIU	225.90	230	feb/65	7/7/2015
MILAGRES-BANABUIU	225.10	230	Dec/77	7/7/2015
MILAGRES-BANABUIU	225.10	230	Dec/77	7/7/2015
MILAGRES-COREMAS	119.40	230	Nov/86	7/7/2015
MILAGRES-COREMAS	120.00	230	Jul/06	4/3/2035
MILAGRES-TAUÁ	207.00	230	Nov/06	4/3/2035
MIRUEIRA-PAU FERRO	22.60	230	Oct/99	7/7/2015
MIRUEIRA-GOIANINHA	50.30	230	Dec/89	7/7/2015
MESSIAS-MACEIO	26.50	230	Nov/02	7/7/2015
MESSIAS-MACEIO	26.50	230	Dec/02	7/7/2015
MOSSORO-ACU	71.30	230	Jul/87	7/7/2015
MESSIAS-RIO LARGO	11.90	230	Aug/86	7/7/2015
MESSIAS-RIO LARGO	11.60	230	Oct/76	7/7/2015
MESSIAS-RIO LARGO	11.60	230	Apr/77	7/7/2015
OLINDINA-OLINDINA	0.20	230	May/80	7/7/2015
OLINDINA-OLINDINA	0.20	230	May/80	7/7/2015
P.AFONSO-ANGELIM	221.30	230	Jan/53	7/7/2015
P.AFONSO-ANGELIM	220.20	230	Jan/67	7/7/2015
P.AFONSO-ANGELIM	220.20	230	Jan/61	7/7/2015
P.AFONSO-ANGELIM	221.00	230	Dec/73	7/7/2015
P.AFONSO-BOM NOME	170.10	230	Oct/61	7/7/2015
P.AFONSO-BOM NOME	170.70	230	Dec/74	7/7/2015
P.AFONSO-BOM NOME	170.80	230	Nov/78	7/7/2015
P.AFONSO-C.DANTAS	134.20	230	Mar/68	7/7/2015
P.AFONSO-C.DANTAS	133.80	230	Jun/72	7/7/2015
P.AFONSO-ITABAIANA	162.50	230	Apr/87	7/7/2015
P.AFONSO-ITABAIANA	162.50	230	Sept/85	7/7/2015
P.AFONSO IV-P.AFONSO	1.10	230	Oct/79	7/7/2015
P.AFONSO IV-P.AFONSO	1.40	230	feb/81	7/7/2015
PAU FERRO-C.GRANDE	126.00	230	Mar/03	7/7/2015
PAU FERRO-C.GRANDE	126.00	230	Oct/99	7/7/2015
PIRIPIRI-SOBRAL	167.40	230	Aug/73	7/7/2015
PARAISO - NATAL II	97.90	230	Apr/79	7/7/2015
PITUACU-NARANDIBA	3.60	230	Nov/83	7/7/2015
PITUACU-PITUACU	0.40	230	Aug/83	7/7/2015
RECIFE II-JOAIRAM	7.60	230	Jan/53	7/7/2015
RECIFE II-JOAIRAM	7.31	230	Jan/67	7/7/2015
RECIFE II-JOAIRAM	7.31	230	Jan/61	7/7/2015
JOAIRAM-BONGI	6.26	230	Jan/53	7/7/2015
JOAIRAM-BONGI	6.37	230	Jan/67	7/7/2015
JOAIRAM-BONGI	6.37	230	Jan/61	7/7/2015
RECIFE II-GOIANINHA	71.30	230	feb/72	7/7/2015

Marketletter – September 2010

RECIFE II-GOIANINHA	71.40	230	feb/72	7/7/2015
RECIFE II-MIRUEIRA	31.00	230	Jun/80	7/7/2015
RECIFE II-MIRUEIRA	31.40	230	Jun/80	7/7/2015
RECIFE II-MIRUEIRA	31.40	230	Jun/86	7/7/2015
RECIFE II-PAU FERRO	32.00	230	Sept/04	7/7/2015
RECIFE II-PAU FERRO	32.00	230	Sept/04	7/7/2015
RECIFE II-PIRAPAMA II	27.60	230	Jun/80	7/7/2015
RECIFE II-PIRAPAMA II	27.60	230	Jun/80	7/7/2015
RIBEIRAO-RECIFE II	56.70	230	Sept/94	7/7/2015
RIO LARGO-PENEDO	122.70	230	Jan/98	7/7/2015
RIO LARGO-TRIKEM	23.20	230	Jun/76	7/7/2015
RUSSAS II-MOSSORO II	75.00	230	Apr/81	7/7/2015
SOBRAL III-SOBRAL II	13.90	230	Jul/05	7/7/2015
SOBRAL III-SOBRAL II	13.90	230	Jul/05	7/7/2015
S.MENDES-PICOS	99.60	230	Mar/86	7/7/2015
S.J.PIAUI-E.MARTINS	172.90	230	feb/98	7/7/2015
S.J.PIAUI-S.MENDES	68.20	230	Jul/85	7/7/2015
SR. DO BONFIM-IRECE	214.00	230	Sept/81	7/7/2015
S.CRUZ II-NATAL II	101.30	230	May/79	7/7/2015
SAPEAÇU-FUNIL	193.80	230	Dec/68	7/7/2015
SAPEAÇU-FUNIL	192.10	230	feb/84	7/7/2015
SAPEAÇU-S.ANTO.JESUS	31.00	230	Apr/97	7/7/2015
S.ANTO.JESUS-FUNIL	161.90	230	Apr/97	7/7/2015
TACAIMBO-C.GRANDE II,	124.70	230	Jun/85	7/7/2015
TACAIMBO-C.GRANDE II	124.70	230	Jun/85	7/7/2015
TERESINA I-TERESINAII	25.00	230	Sept/02	7/7/2015
TERESINA I-TERESINAII	25.00	230	Sept/02	7/7/2015
TERESINA-PIRIPIRI	154.70	230	Nov/71	7/7/2015
U.APO.SALES-P.AFONSO	5.80	230	Oct/77	7/7/2015
U.APO.SALES-P.AFONSO	5.70	230	Mar/77	7/7/2015
U.B.ESPER.-B.ESPER.	2.80	230	Dec/80	7/7/2015
SOBRADINHO-JUAZEIROII	42.50	230	Jan/80	7/7/2015
SOBRADINHO-JUAZEIROII	42.50	230	Apr/81	7/7/2015
USINA II-P.AFONSO	0.60	230	Oct/61	7/7/2015
USINA II-P.AFONSO	0.70	230	Dec/64	7/7/2015
USINA II-P.AFONSO	0.60	230	May/67	7/7/2015
USINA II-P.AFONSO	0.70	230	May/67	7/7/2015
USINA II-P.AFONSO	0.70	230	Dec/67	7/7/2015
USINA III-P.AFONSO	0.60	230	Oct/71	7/7/2015
USINA III-P.AFONSO	0.60	230	Apr/72	7/7/2015
USINA III-P.AFONSO	0.60	230	Apr/74	7/7/2015
USINA III-P.AFONSO	0.60	230	Aug/74	7/7/2015
USINA I-P.AFONSO	0.60	230	Jan/55	7/7/2015
USINA I-P.AFONSO	0.60	230	Jan/55	7/7/2015
Sub-total - 230 kV	12,792.52
C.GRANDE II-S.CRUZ II	117.30	138	Apr/63	7/7/2015
C.GRANDE II-S.CRUZ II	117.30	138	Jan/68	7/7/2015
C.NOVOS-S.DO MATOS	38.80	138	Dec/67	7/7/2015
SANTANA DO MATOS-ACU	49.50	138	Dec/67	7/7/2015
S.CRUZ II-C.NOVOS II	55.00	138	Oct/65	7/7/2015
USINA II-ZEBU	6.00	138	Dec/64	7/7/2015
Sub-total - 138 kV	383.90
ABAIXADORA-MULUNGU	6.50	69	May/75	7/7/2015
ABAIXADORA-MOXOTO	5.30	69	feb/70	7/7/2015
ABAIXADORA-ZEBU	5.40	69	Oct/72	7/7/2015
C.GRANDE I-BELA VISTA	9.20	69	Sept/93	7/7/2015
C.GRANDE II-BELA VISTA	7.20	69	Oct/89	7/7/2015
C.GRANDE II-C.GRANDE I	9.30	69	May/64	7/7/2015
CAMACARI-CAMACARI	1.40	69	Jun/60	7/7/2015
COTEGIPE-CATU	48.70	69	Jun/60	7/7/2015
COTEGIPE-CATU	48.70	69	Jun/60	7/7/2015
JABOATAO-RECIFE.II	3.10	69	Jan/65	7/7/2015
M.REDUZIDO-M.REDUZIDO	0.50	69	Apr/73	7/7/2015
MATATU-PITUACU	7.40	69	Jun/60	7/7/2015
MATATU-PITUACU	7.30	69	Jun/60	7/7/2015
PIRAPAMA II-RECIFE II	21.00	69	Jan/65	7/7/2015
PITUACU-COTEGIPE	22.10	69	Jun/60	7/7/2015
PITUACU-COTEGIPE	21.90	69	Jun/60	7/7/2015
S.CRUZ II-NATAL II	89.30	69	Jan/64	7/7/2015
USINA DE PEDRA-JEQUIE	20.50	69	Nov/78	7/7/2015
VILA ZEBU-ITAPARICA	27.00	69	Jul/77	7/7/2015
ZEBU-MOXOTO	7.20	69	Apr/83	7/7/2015
ZEBU-XINGO	56.50	69	Aug/81	7/7/2015
Sub-total 69 kV	425.50
Total	18,723.42

Marketletter – September 2010

Average tariff – R$/MWh

3rd qrt/10	9 months/10
84.87	76.38

Main investments - R$ million

Project	3rd qrt/10	9 months/10
Transmission	115.92	395.72
Extension of the Northeast Transmission System	44.29	155.42
Reinforcement and improvement of the transmission system	48.48	135.96
Maintenance of transmission system	11.22	66.30
SUAPE II / SUAPE III - enterprise	11.93	38.04
Generation	58.63	146.04
Maintenance of generation system	25.39	58.34
Resettlement of Itaparica	33.24	87.70
Infra-structure	15.21	50.96
Real Estate	3.80	9.09
Maintenance of equipment/vehicles/furniture	4.91	15.15
Maintenance of info assets.	6.50	26.72
Total	189.76	592.72

New investments

Transmission

Project	State	Total Investment R$ million	Extension of the lines - Km	Beginning of Operation	End of concession
TL 230 kV Eunápolis/Teixeira de Freitas II C1	BA	58.7	152	02/28/2013	10/16/2038
TL 230 kV Funil/Itapebi C3	BA	49.3	198	30/11/2011	04/20/2037
TL 230 kV Ibicoara/Brumado C1	BA	82.0	95	11/25/2010	06/14/2037
TL 230 kV Jardim/Penedo C1	SE/AL	30.5	110	09/25/2011	03/17/2038
TL 230 kV Milagres/Coremas C2	CE/PB	20.9	120	09/25/2009	03/04/2035
TL 230 kV Paraíso/Açu II C2	RN	Included in the 230Kv Picos / Tauá C1 Transmission Line	135	09/30/2010	06/14/2037
TL 230 kV Picos/Tauá II C1	PI/CE	97.8	183,2	03/30/2011	06/14/2037
SE Suape II 500/230 kV e SE Suape III 230/69 kV, with sectionning ofTL 500 kV Messias/Recife II C1 e 230 kV Pirapama/Termopernambuco C1/C2	PE	175.2	45 km CS 500 Kv/10,8 km CD 230 kV	09/13/2011	28/01/2039
TL 230 kV Eunápolis/Teixeira de Freitas II C2	BA	36.6	152	02/28/2013	08/03/2039
TL 230 kV Pau Ferro – Santa Rita II	PE/PB/AL/RN	148.28	116,3	05/03/2012	08/03/2039
TL 230 kV Paulo Afonso III – Zebu
SE 230/69 kV – 300 MVA – Santa Rita II
SE 230/69 kV – 200 MVA – Zebu
SE 230/69 kV – 300 MVA – Natal III
LT 500 KV associada à SE Camaçari IV SE 500/230KV - 2400 MVA - Camaçari IV	BA	80.84	2	05/12/2012	07/12/2040

Generation

Project	State	Total Investment R$ million	Installed Capacity MW	Assured energy MW	Beginning of Operation	End of concession
Parque Eólico Casa Nova (*)	Bahia	800	180 MW	61.4	jan/2013	jan/2046

Marketletter – September 2010

(*) Purpose of the Second Auction of Alternative Sources, held on August 26, 2010. Concession granting scheduled for January 14, 2011.

Loans and Financing – R$ million

Creditor	Balance on 09/30/10	Date due	Currency
ELETROBRAS
ECF-1761/98	14.03	02/28/2011	R$
ECF-1762/98	14.60	12/30/2010	R$
ECF-2561-B/2009	147.47	09/30/2018	R$
ECF-2684/2008	0.59	05/30/2015	R$
ECF-2685/2008	0.36	05/30/2016	R$
ECF-2619/2007	1.17	02/28/2017	R$
ECF-2648/2007	0.88	12/30/2018	R$
Financial institutions
Banco do Brasil - 343.400.336	14.22	02/16/2012	R$
Banco do Brasil - 343.400.338	147.38	02/16/2012	R$
Banco do Brasil - 343.400.342	14.87	02/26/2012	R$
Banco do Brasil - 343.400.348	15.98	03/26/2012	R$
Banco do Brasil - 343.400.353	16.31	04/26/2012	R$
Banco do Brasil - 343.400.359	16.18	05/26/2012	R$
Banco do Brasil - 343.400.363	16.09	06/26/2012	R$
Banco do Brasil - 343.400.367	11.80	07/26/2012	R$
Banco do Nordeste – Machinery/Equipment/Benefits	272.24	06/30/2020	R$
Banco do Nordeste - Finame (PSI-BK)	7.47	02/15/2020	R$
TOTAL	711.64

Contract obligations on 09/30/10 – R$ million

Loans and Financing	2010	2011	2012	2013	2014	2015	After 2015
Generation	2.93	0.25	250.48	0.54	0.54	0.46	0.57
Transmission	27.59	39.25	49.46	49.62	49.62	49.62	190.71
Total	30.52	39.50	299.94	50.16	50.16	50.08	191.28

Partnership

Generation

SPC/ Consortium	Object	Installed Capacity	Guaranteed Energy	Participation %	Enterprise Value R$ million	Partnership		Beginning operation	Beginning construction	End concession
						Partners	%
Energética Águas da Pedra S.A.	HEP Dardanelos	261 MW	154.9	24.5	760.8	Neoenergia	51.00	2011	2007	2042
						Eletronorte	24.50
ESBR Participações S.A.	HEP Jirau	3,300 MW	1,975.40	20	10,000.00	Suez Energy Ltda	50.10	2013	2008	2043
						Camargo Correa	9.90
						Eletrosul	20.00
Norte Energia S.A.	HEP Belo Monte	11,233.1MW	4,571.00	15	19,000.00	Eletrobras	15.00	2014	2010	2044
						Eletronorte	19.98
						Construtora Queiroz Galvão	2.51
						Contern Construções	1.25
						Petros	10.00
						Cetenco Engenharia	1.25
						Galvão Engenharia	1.25
						J. Malucelli Construtora	1.00
						Mendes Junior Trading	1.25
						Serveng - Civilsan	1.25
						J. Malucelli Energia	0.25
						Gaia Energia	9.00
						Caixa FI Cevix	5.00
						Sinobras	1.00
						Funcef	2.50
						Construtora OAS	2.51
						Bolzano Participações	10.00

Marketletter – September 2010

Transmission

SPC/ Consortium	Object	TL Extension	Participation %	Enterprise Value R$ million	Partnership		In operation
					Partners	%	Yes	No
STN – Sistema de Transmissão Nordeste S.A.	LT (Teresina / Sobral/ Fortaleza), 500 kV	546 km	49	516.2	Alusa	51	X
Integração Transmissora de Energia S.A. - INTESA	LT (Colinas / Miracema/ Jurupi / Peixe 2 / Serra da Mesa 2), 500 kV	695 km	12	500	Fundo de Investimentos em Participações Brasil Energia – FIP	48	X
					Engevix	3
					Eletronorte	37
Manaus Transmissora de Energia S.A.	LT – Oriximiná / Itacoatiara, CD, 500 kV	375 km	19.5	1,289.49	Eletrobras Eletronorte	30		X
	LT- Itacoatiara / Cariri CD, 500 kV,	212 km			Abengoa Concessões Brasil Holding S.A.	50.5
	SE-Itacoatiara 500/138 kV e SE -Cariri 500/230 kV
Interligação Elétrica do Madeira S.A.	LT - Coletora Porto Velho (RO) - Araraquara 2 (SP), Nº 01, em CC, +/- 600kV	2,375 km	24.5	2,975.90	Eletrobras Furnas	24.5		X
	Estação Retificadora Nº 02 CA/CC, 500KV/ +/- 600KV - 3,150MW				CTEEP	51
	Estação Inversora Nº 02 CC/CA, +/- 600KV/500KV - 2,950MW
TDG Transmissora Delmiro Gouveia SA	LT - São Luiz II / São Luiz III (MA), 230 kv	96 Km	49	244.79	ATP Engenharia Ltda	51		X
	SE - Pecém II (CE), 500 kv
	SE - Aquiraz II (CE), 230 kv

Construction

SPC/ Consortium	Object	Participation %	Partnership	In operation
			Partners	%	Yes	No
Manaus Construtora Ltda	Construction and maintenance of Transmission Lines and substations of Manaus Transmissora SA	19.5	Eletrobras Eletronorte	30.0	X
			Abengoa Concessões Brasil Holding S.A.	50.5

Number of employees – 09/30/10

Composition of employees by tenure (years)

to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
757	755	116	35	1,452	2,519	5,634

Department	Number of employees
Field	3,476
Administrative	2,158

Complementary work force – 09/30/2010

Contracted	Other
-	15

Marketletter – September 2010

Balance Sheet for the period ended on September 30

(R$ thousand)

Assets	2010	2009
Current Assets
Cash and banks	3,304	695
Open-market applications	831,873	847,378
Consumers, concessionaires and affiliates	1,630,603	1,218,786
Loans and Financing	6,626	6,095
Subsidiaries and related companies	22,254	-
Expenses to reimburse	244,027	170,437
Debtors	142,269	115,950
Other credits	593,460	32,583
Provision for credits of questionable liquidation	(983,854)	(786,132)
Stored materials	78,062	73,137
Expenses paid in advance	5,156	6,020
	2,573,780	1,684,949
Non-Current Assets
Concessionaires and affiliates	-	53,520
Loans and Financing	16,834	23,840
Parent Company	77,839	43,902
ICMS tax to recover	747,051	728,454
Legal deposits	384,898	340,076
Debtors	20,708	22,891
Other credits	4,675	956
Provision for credits of questionable liquidation	(750,321)	(792,457)
Expenses paid in advance	37,798	32,152
Property for sale	73,868	439
	613,350	453,773
Investments	924,630	452,308
Property, plant and equipment	14,456,646	14,385,215
Intangible	8,202	13,750
	16,002,828	15,305,046
Total Assets	18,576,608	16,989,995

Marketletter – September 2010

Liabilities and Stockholders Equity	2010	2009
Current Liabilities
Suppliers	268,089	204,753
Payment-roll	39,901	11,484
Loans and financing	424,603	418,759
Debt charges	20,683	22,960
Regulatory taxes	65,160	79,665
Private pension fund	4,388	3,700
Taxes and social contributions	89,335	77,274
Shareholders remuneration	309,588	-
Income participation	72,185	-
Research and development	80,572	76,488
Pre-sale of energy	40,429	39,230
Estimated obligations	112,383	76,519
Covenants	124,474	60,524
Provisions	22,759	852,638
Other payable accounts	79,133	69,450
	1,753,682	1,993,444
Non-Current Liabilities
Loans and financing	3,810,902	7,764,321
Taxes and social contributions	-	27,719
Research and development	26,132	10,713
Pre-sale of energy	948,470	988,782
Environmental compensation - UHE Tucuruí	267,948	311,029
Provisions	744,985	-
Resources for capital increase	505,295	-
Other payable accounts	1,494	1,453
	6,305,226	9,104,017
	8,058,908	11,097,461
Stockholders’ Equity and Resources for capital increase
Social Capital	8,200,406	4,177,205
Capital Reserves	2,011,460	2,011,460
Profit reserve	15,197	-
Income (losses) for the period	290,637	(296,131)
	10,517,700	5,892,534
Total Liabilities and Stockholders’ Equity and Resources for capital increase	18,576,608	16,989,995

Marketletter – September 2010

 Statement of Income for the period ended on September 30, by activity

(R$ thousand)

	2010
	Generation	Transmission	Commercialization	Other	Total
Operating Revenue
Supply of electric energy	1,057,607	-	-	-	1,057,607
Gross supply of electric energy	1,310,507	-	63,254	-	1,373,761
Short term electric energy	132,044	-	-	-	132,044
Availability of transmission grid	-	671,109	-	-	671,109
Other operating revenues	105,778	23,573	77	-	129,428
	2,605,936	694,682	63,331	-	3,363,949
Deductions to Operating Revenue
Sales taxes - ICMS	(19,057)	-	(13,637)	-	(32,694)
Social contribution – PASEP	(35,689)	(6,914)	(1,024)	-	(43,627)
Social contribution – COFINS	(164,399)	(31,874)	(4,715)	-	(200,988)
Service tax - ISS	(21)	(842)	(1)	-	(864)
Global Reversion Reserve	(61,416)	(17,744)	(1,300)	-	(80,460)
Energetic development account - CDE	(29,150)	-	-	-	(29,150)
Fuel consumption account - CCC	(134,511)	-	-	-	(134,511)
Research and Development	(20,659)	(6,296)	(422)	-	(27,377)
Proinfa	(75,019)	-	-	-	(75,019)
	(539,921)	(63,670)	(21,099)	-	(624,690)
Net Operating Revenue	2,066,015	631,012	42,232	-	2,739,259
Cost of electric energy service
Cost of electric energy
Electric energy purchased for resale	(3,343)	-	(27,951)	-	(31,294)
Charges on the use of electric grid	(406,074)	-	-	-	(406,074)
	(409,417)	-	(27,951)	-	(437,368)
Operating expenses
Personnel	(118,231)	(202,845)	-	-	(321,076)
Material	(14,391)	(9,571)	-	-	(23,962)
Third party services	(48,864)	(35,434)	-	-	(84,298)
Fuel for production of electric energy	(222,087)	-	(28,724)	-	(250,811)
Fossil fuel instalment subsidized by CCC (Fossil fuel account)	222,087	-	28,724	-	250,811
Financial compensation for the use of hydro resources	(150,474)	-	-	-	(150,474)
Depreciation and amortization	(314,014)	(157,373)	-	-	(471,387)
Provisions and reversions	(145,472)	7,226	(1,902)	-	(140,148)
Others	(2,189)	(11,367)	-	-	(13,556)
	(793,635)	(409,364)	(1,902)	-	(1,204,901)
Cost of third party services	(672)	(4,600)	-		(5,272)
	(1,203,724)	(413,964)	(29,853)	-	(1,647,541)
Gross operational income	862,291	217,048	12,379	-	1,091,718
Operating expenses
Sales expenses	(2,391)	(6,322)	(11,274)	-	(19,987)
Administrative and general expenses	(148,826)	(212,301)	(9,537)	-	(370,664)
Other operating expenses	(25,060)	(32,382)	(1,346)	-	(58,788)
	(176,277)	(251,005)	(22,157)	-	(449,439)
Service result	686,014	(33,957)	(9,778)	-	642,279
Revenue from multi-media communication	-	-	-	12,531	12,531
Result on the Equity Method	-	-	-	(11,078)	(11,078)
Financial Revenue (Expense)
Income from financial applications	31,537	1,338	60	-	32,935
Monetary increase	85,224	-	-	-	85,224
Monetary variation – asset	6,567	852	5,155	-	12,574
Monetary variation – liability	(57,083)	(7,222)	687	-	(63,618)
Debt charges	(221,758)	(45,743)	(1,842)	-	(269,343)
Others	(14,651)	16,237	11,848	-	13,434
	(170,164)	(34,538)	15,908	-	(188,794)
Other revenues (expenses)	(14,951)	(19,675)	(537)	-	(35,163)
Income (Loss) before income tax and social contribution	500,899	(88,170)	5,593	1,453	419,775
Income tax and social contribution	(126,746)	-	(1,415)	(977)	(129,138)
Income (loss) before participation	374,153	(88,170)	4,178	476	290,637
Income participation	-	-	-	-	-
Net income (Loss) for the period	374,153	(88,170)	4,178	476	290,637
Income (Loss) per share - R$	2.75	(0.65)	0.03	0.00	2.14

Marketletter – September 2010

	2009
	Generation	Transmission	Commercialization	Other	Total
Operating Revenue
Supply of electric energy	754,615	-	-	-	754,615
Gross supply of electric energy	1,240,015	-	273,313	-	1,513,328
Short term electric energy	125,280	-	-	-	125,280
Availability of transmission grid	-	568,886	-	-	568,886
Other operating revenues	195,021	20,397	104	-	215,522
	2,314,931	589,283	273,417	-	3,177,631
Deductions to Operating Revenue
Sales taxes - ICMS	(18,033)	-	(25,596)	-	(43,629)
Social contribution – PASEP	(32,250)	(4,707)	(2,683)	-	(39,640)
Social contribution – COFINS	(148,556)	(21,710)	(12,371)	-	(182,637)
Service tax - ISS	(34)	(760)	(2)	-	(796)
Global Reversion Reserve	(53,043)	(14,205)	(6,191)	-	(73,439)
Energetic development account - CDE	(25,253)	-	-	-	(25,253)
Fuel consumption account - CCC	(103,795)	-	-	-	(103,795)
Research and Development	(18,534)	(5,393)	(2,242)	-	(26,169)
Proinfa	(63,785)	-	-	-	(63,785)
	(463,283)	(46,775)	(49,085)	-	(559,143)
Net Operating Revenue	1,851,648	542,508	224,332	-	2,618,488
Cost of electric energy service
Cost of electric energy
Electric energy purchased for resale	(4,814)	-	(261,462)	-	(266,276)
Charges on the use of electric grid	(383,674)	-	-	-	(383,674)
	(388,488)	-	(261,462)	-	(649,950)
Operating expenses
Personnel	(136,744)	(169,822)	-	-	(306,566)
Material	(28,242)	(14,130)	-	-	(42,372)
Third party services	(60,649)	(29,528)	-	-	(90,177)
Fuel for production of electric energy	(174,175)	-	(622,524)	-	(796,699)
Fossil fuel instalment subsidized by CCC (Fossil fuel account)	154,440	-	572,942	-	727,382
Financial compensation for the use of hydro resources	(151,956)	-	-	-	(151,956)
Depreciation and amortization	(313,992)	(143,439)	-	-	(457,431)
Provisions and reversions	(150,408)	(43,134)	(543)	-	(194,085)
Others	(16,539)	(8,031)	-	-	(24,570)
	(878,265)	(408,084)	(50,125)	-	(1,336,474)
Cost of third party services	(1,178)	(3,732)	-	-	(4,910)
	(1,267,931)	(411,816)	(311,587)	-	(1,991,334)
Gross operational income	583,717	130,692	(87,255)	-	627,154
Operating expenses
Sales expenses	(16,645)	(18,570)	(96,385)	-	(131,600)
Administrative and general expenses	(160,388)	(162,162)	(7,927)	-	(330,477)
Other operating expenses	41,150	47,229	2,720	-	91,099
	(135,883)	(133,503)	(101,592)	-	(370,978)
Service result	447,834	(2,811)	(188,847)	-	256,176
Revenue from multi-media communication	-	-	-	6,568	6,568
Result on the Equity Method	-	-	-	(19,519)	(19,519)
Financial Revenue (Expense)
Income from financial applications	77,973	1,422	67	-	79,462
Monetary increase	47,196	-	-	-	47,196
Monetary variation – asset	6,074	3,034	3,051	-	12,159
Monetary variation – liability	79,195	165,563	16,534	-	261,292
Debt charges	(921,370)	(23,698)	(4,345)	-	(949,413)
Others	1,777	13,119	6,419	8	21,323
	(709,155)	159,440	21,726	8	(527,981)
Other revenues (expenses)	(5,262)	(5,916)	(197)	-	(11,375)
Income (Loss) before income tax and social contribution	(266,583)	150,713	(167,318)	(12,943)	(296,131)
Income tax and social contribution	-	-	-	-	-
Income (loss) before participation	(266,583)	150,713	(167,318)	(12,943)	(296,131)
Income participation	-	-	-	-	-
Net income (Loss) for the period	(266,583)	150,713	(167,318)	(12,943)	(296,131)
Income (Loss) per share - R$	(3.24)	1.83	(2.03)	(0.16)	(3.60)

Marketletter – September 2010

Cash Flow for the period ended on September 30

(R$ thousand)

	2010	2009
Operating Activities
Income (Loss) before income tax	419,775	(296,131)
Expenses(revenues) not affecting cash
Depreciation and amortization	482,546	468,641
Monetary and currency variation	51,044	(273,451)
Interest on late payment on energy sold	(85,221)	(47,196)
Other financing revenues	(13,434)	(99,992)
Financial charges	248,499	949,413
Shareholders remuneration	20,844	-
Financial charges granted	(2,342)	(2,906)
Equity method	10,837	19,519
Provision for credits of questionable liquidation	152,048	266,253
Liability provision	37,769	59,719
Property, plant and equipment sales	14,567	15,117
	1,336,932	1,058,986
Variation of operational asset
Consumers, concessionaires and affiliates	(242,378)	(113,892)
Subsidiaries, related companies and parent company	345,482	3,447
Credit taxes	5,052	(112,290)
Debtors	(82,072)	(20,964)
Stored materials	2,651	9,625
Expenses paid in advance	4,051	5,307
Assets for sale	(73,429)	-
Other	(619,035)	(110,416)
	(659,678)	(339,183)
Variation of operational liability
Suppliers	(212,643)	(141,168)
Payment-roll	21,289	(5,901)
Regulatory taxes	(6,261)	(10,294)
Private security fund	124	(202)
Taxes and social contributions	735	(5,969)
Research and development	14,705	(13,044)
Pre-sale of energy	(29,373)	-
Estimated obligations	55,330	30,069
Income tax and social contributions	(148,344)	-
Other	77,665	(1,133)
	(226,773)	(147,642)
	450,481	572,161
Financial charges payable	(236,728)	(329,032)
Financial charges receivable	2,342	3,010
Legal deposits	(6,504)	(206,453)
	(240,890)	(532,475)
	209,591	39,686
Financing Activities
Loans and financing obtained	182,052	11,084
Loans and financing payable - principal	(302,498)	(772,944)
Resource forf capital increase	505,295	-
	384,849	(761,860)
Investment Activities
Receivables from loans and financing granted	5,031	652,331
Acquisition of permanent assets	(184,480)	(288,513)
Equity participation	(390,814)	(84,429)
Equity investment receivables	8,667	4,364
Net investment activities	(561,596)	283,753
Increase in cash and cash equivalent	32,844	(438,421)
Cash and cash equivalent – beginning of period	802,333	1,286,494
Cash and cash equivalent – end of period	835,177	848,073
Increase in cash and cash equivalent	(32,844)	438,421

Marketletter – September 2010

R$ million

EBITDA		EBITDA Margin
9 months/10	9 months/09	9 months/10	9 months/09
1,079.96	689.28	39.43%	26.32%

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy - MW	Energy generated MWh		Beginning of operation	End of concession	Beginning of concession / authorization (Eletrobras Eletronorte)
			3rd qrt/10	9 months/10
UHE Coaracy Nunes	76.95		155,741	459,690	10/01/1975	07/08/2015	Regulation 038, of 02,13,92 (Decree 35,701 of 06,23,1954)
Complexo de Tucuruí	8,370.00	4,140	6,932,179	33,174,998	11/10/1984	07/11/2024	Concession Decree 74,279 07/11/1974 – First Unit – 12/30/1984 - Regulation DNAEE 58 of 05/18/1983
UHE Samuel	216.75	85,21	124,721	629,617	07/26/1989	09/14/2010	Concession Decree 83,975 09,14,1979 Extension of concession Regulation nº 89-MME dated September 11, 2010
UHE Curuá-Una	30.30	24	67,136	196,148	07/21/1977	07/27/2028	Concession transfer of UHE Curuá-Una from CELPA to ELETROBRAS ELETRONORTE as per Resolução Autorizativa Nº 345, of 18 October, 2005,
UTE Electron	120.00		0	0	06/2005	undefined	Regulation 156 of 07/06/1990, authorizes ELETROBRAS ELETRONORTE to build regularization purposes biuld
UTE Rio Madeira	119.35		0	0	04/1968	undefined	Regulation MME 1,130 of 09/08/1988 authorizes ELETROBRAS ELETRONORTE to build Rio Madeira plant,
UTE Santana	178.10		169,623	456,595	01/1993	undefined	Regulation 414 of 12/2/1994 authorized ELETROBRAS ELETRONORTE to build Santana plant,
UTE Rio Branco I	18.60		0	0	02/1998	undefined	Regulation 156 of 07/06/1990, authorized ELETROBRAS ELETRONORTE to build for regularization purposes
UTE Rio Branco II	31.80		0	0	04/1981	undefined	Regulation 156 of 07/06/1990, authorizes ELETROBRAS ELETRONORTE biuld for regularization purposes
UTE Rio Acre	45.49		3,367	3,763	04/1994	undefined

Regulation DNAEE 235 of 10/21/1988 and Regulation MME 343 of 19/05/1989, authorizes Eletrobras Eletronorte to biuld UTE Rio Acre (3 x 10,000 kW); Regulation DNAEE 606 of 31/08/1994  overides Regulation DNAEE 235 and authorizes the installation of 2 generators of 21,500 KW,

Obs,: The Senador Arnon Afonso Farias de Mello Thermal Power Plant was granted as a loan to Eletrobras Distribuição Roraima as of February 10, 2010,

Electric energy purchased for resale

	3rd qrt/10	9 months/10
MWh	78,731	269,579
R$ million	9.0	31.0

Marketletter – September 2010

Energy sold

Sale	3rd qrt/10		9 months/10
	R$ million	MWh	R$ million	MWh
Through auction	394.08	3,879,314.90	1,057.61	11,557,719.66
Through free market agreements or bilateral contracts	475.00	5,255,205.29	1,373.76	16,035,027.03
Total	869.08	9,134,520.19	2,431.37	27,592,746.69

CCEE liquidation – Sold

Type of contract	UNIT	3rd qrt/10	9 months/10
CCEE	R$ million	168.94	320.84
	MWh	1,426,728.55	11,285,119.95
	MWaverage	646.16	5,186.56
Purchase	R$ million	162.78	203.36
	MWh	3,301,245.56	4,979,527.36
	MWaverage	1,495.13	2,267.17
Net	R$ million	6.16	117.48
	MWh	(1,874,517.01)	6,305,592.59
	MWaverage	(848.97)	2,919.39

Fuel for production of electric energy

		3rd qrt/10		9 months/10
Type	Metric unit	Quantity	R$ million	Quantity	R$ million
Diesel oil	Litre	46,849,000	75.319	132,561,000	130.112
PTE oil	litre	109,157,103	175.492	295,791,246	287.514
Total		156,006,103	250,811	428,352,246	471,626

Losses in generation - %

3rd qrt/10	9 months/10
0.16	0.10

Losses in transmission - % - (Isolated system)

3rd qrt/10	9 months/10
2.35	2.31

Extension of transmission lines (km) – 09/30/10

Concession Area		Extension (km)	Tension	Beginning of operation		End of concession
Isolated system
BOA VISTA	SANTA ELENA	190.2	230	JULY	2001	07/2015
Sub-total 230 kV		190.20
COARACY NUNES	SANTANA	108	138	OCTOBER	1975	07/2015
COARACY NUNES	SANTANA	109	138	FEBRUARY	2005	07/2015
SANTANA	PORTUÁRIA	4	138	APRIL	1996	07/2015
COARACY NUNES	TARTARUGALZINHO	87	138	SEPTEMBER	2000	07/2015
Sub-total 138 kV		308.00
SANTANA	MACAPÁ II	20	69	NOVEMBER	1996	07/2015
SANTANA	EQUATORIAL	13	69	AUGUST	2000	07/2015
TARTARUGALZINHO	CALÇOENE	130	69	DECEMBER	2001	07/2015
TARTARUGALZINHO	AMAPÁ	17	69	FEBRUARY	2002	07/2015
EQUATORIAL	MACAPÁ	0	69	NOVEMBER	2005	07/2015
SANTANA	SANTA RITA	12.6	69	DECEMBER	2007	07/2015
EQUATORIAL	SANTA RITA	5.09	69	SEPTEMBER	2008	07/2015
Sub-total 69 kV		197.69
Isolated system total		695.89
Interconnected system
COLINAS	MIRACEMA	173.97	500	SEPTEMBER	1999	07/2015
IMPERATRIZ	COLINAS	342.6	500	SEPTEMBER	1999	07/2015
IMPERATRIZ	MARABÁ	181.09	500	APRIL	1981	07/2015
IMPERATRIZ	MARABÁ	181.82	500	SEPTEMBER	1988	07/2015
IMPERATRIZ	PRES, DUTRA	386.6	500	OCTOBER	1982	07/2015
IMPERATRIZ	PRES, DUTRA	385.3	500	FEBRUARY	1988	07/2015

Marketletter – September 2010

TUCURUÍ	MARABÁ	222.14	500	OCTOBER	1981	07/2015
TUCURUÍ	MARABÁ	221.7	500	FEBRUARY	1988	07/2015
PRES, DUTRA	BOA ESPERANÇA	205.39	500	OCTOBER	1982	07/2015
SÃO LUIZ II	PRES, DUTRA	299.83	500	JULY	1984	07/2015
SÃO LUIZ II	PRES, DUTRA	297.85	500	SEPTEMBER	1986	07/2015
TUCURUÍ	VILA DO CONDE	327.1	500	DECEMBER	1981	07/2015
TUCURUÍ ( USINA )	TUCURUÍ ( SE )	10.71	500	NOVEMBER 1984 to MAY 2005
Sub-total 500 kV		3,236.10
ALTAMIRA	RURÓPOLIS	330.02	230	OCTOBER	1988	07/2015
BARRA PEIXE	RONDONÓPOLIS	216.79	230	OCTOBER	1997	07/2015
RONDONÓPOLIS	COXIPÓ	187.80	230	SEPTEMBER	1988	07/2015
RONDONÓPOLIS	COXIPÓ	187.80	230	JULY	1984	07/2015
COXIPÓ	NOBRES	105.00	230	APRIL	2001	07/2015
NOBRES	SINOP **	346.00	230	AUGUST	2008	07/2015
GUAMÁ	UTINGA	19.40	230	DECEMBER	1981	07/2015
GUAMÁ	UTINGA	19.40	230	DECEMBER	1981	07/2015
IMPERATRIZ	PORTO FRANCO	110.10	230	OCTOBER	1994	07/2015
JAURU	COXIPÓ	366.00	230	SEPTEMBER	2003	07/2015
JAURU	COXIPÓ	366.00	230	SEPTEMBER	2003	07/2015
MIRANDA II	PERITORÓ	94.20	230	DECEMBER	2002	07/2015
PRES, DUTRA	PERITORÓ	115.00	230	SEPTEMBER	2003	07/2015
PERITORÓ	COELHO NETO	223.00	230	JULY	2006	07/2015
COELHO NETO	TERESINA	127.10	230	SEPTEMBER	2006	07/2015
SÃO LUIZ II	MIRANDA II	105.30	230	NOVEMBER	2002	07/2015
SÃO LUIZ II	SÃO LUIZ I	18.60	230	JANUARY	1983	07/2015
SÃO LUIZ II	SÃO LUIZ I	19.00	230	SEPTEMBER	1988	07/2015
TUCURUÍ	ALTAMIRA	317.60	230	SEPTEMBER	1998	07/2015
UTINGA	SANTA MARIA	93.02	230	DECEMBER	1994	07/2015
VILA DO CONDE	GUAMÁ	49.30	230	APRIL	1981	07/2015
VILA DO CONDE	GUAMÁ	49.30	230	DECEMBER	1982	07/2015
MARABÁ	CARAJÁS	145.00	230	OCTOBER	2004	07/2015
BARRA PEIXE	RONDONÓPOLIS	217.00	230	MAY	2008	07/2015
RIO VERDE (Couto Magalhães)	RONDONÓPOLIS	177.83	230	JULY	1983	07/2015
SÃO LUIZ II	UTE SÃO LUIZ	0.05	230	JANUARY	1982	07/2015
CARAJÁS	INTEGRADORA	83.00	230	AUGUST	2008	07/2015
ABUNÃ	RIO BRANCO	302.00	230	NOVEMBER	2002	07/2015
ARIQUEMES	JARÚ	83.82	230	SEPTEMBER	1997	07/2015
JARÚ	JI-PARANÁ	80.69	230	SEPTEMBER	1997	07/2015
SAMUEL	ARIQUEMES	151.60	230	AUGUST	1994	07/2015
SAMUEL	PORTO VELHO	40.55	230	JULY	1989	07/2015
SAMUEL	PORTO VELHO	40.55	230	JULY	1989	07/2015
SAMUEL ( USINA )	SAMUEL ( SE )	2.85	230	JULY	1989	07/2015
PORTO VELHO	ABUNÃ	188.00	230	MAY	2002	07/2015
JI-PARANÁ	PIMENTA BUENO	117.80	230	SEPTEMBER	2008	07/2015
PIMENTA BUENO	VILHENA	160.20	230	OCTOBER	2008	07/2015
Sub-total 230 kV		5,292.61
TUCURUÍ-VILA	CAMETÁ	214.21	138	AUGUST	1998	07/2015
COXIPÓ	Rondonopolis-Cemat	0.00	138	JULY	1981	07/2015
COXIPÓ	SÃO TADEU	44.17	138	JANUARY	2010	07/2015
SÃO TADEU	JACIARA	77.92	138	JANUARY	2010	07/2015
JACIARA	Rondonopolis-Cemat	70.00	138	JANUARY	2010	07/2015
COUTO MAGALHÃES	Rondonopolis-Cemat	176.0	138	APRIL	1981	07/2015
CURUÁ-UNA	TAPAJÓS-Celpa	68.80	138	JANUARY	2006	07/2015
ABUNÃ	GUAJARÁ MIRIM	0	138	MAY	2002	07/2015
RIO BRANCO	EPITACIOLÂNDIA	194.48	138	MARCH	2008	07/2015
JI-PARANÁ	ROLIM DE MOURA	0	138	AUGUST	2008	07/2015
Sub-total 138 kV		845.58	651.1
TUCURUÍ	TUCURUÍ VILA	2.3	69	JULY	1997
TUCURUÍ ( USINA )	TUCURUÍ ( SE )	1.4	69	JANUARY	1980
TUCURUÍ ( USINA )	TUCURUÍ ( SE )	1.4	69	DECEMBER	1985
RIO BRANCO	TANGARÁ	0	69	FEBRUARY	2003	07/2015
RIO BRANCO	TANGARÁ	0	69	FEBRUARY	2003	07/2015
RIO BRANCO	SÃO FRANCISCO	0	69	NOVEMBER	2002	07/2015
RIO BRANCO	SÃO FRANCISCO	0	69	NOVEMBER	2002	07/2015
ALFAVILLE	RIO MADEIRA	0	69	JULY	1989	07/2015
ALFAVILLE	RIO MADEIRA	0	69	JULY	1989	07/2015
JI-PARANÁ	ROLIM DE MOURA	0	69	DECEMBER	1999	07/2015
PORTO VELHO	AREAL	0	69	APRIL	1999	07/2015
PORTO VELHO	AREAL	0	69	SEPTEMBER	1999	07/2015
RIO BRANCO	SENA MADUREIRA	152	69	AUGUST	2008	07/2015
PORTO VELHO	TIRADENTES	0	69	NOVEMBER	1989	07/2015
PORTO VELHO	TIRADENTES	0	69	NOVEMBER	2007	07/2015

Marketletter – September 2010

TIRADENTES	ALFAVILLE	0	69	NOVEMBER	2008	07/2015
TIRADENTES	ALFAVILLE	0	69	NOVEMBER	2008	07/2015
Sub-total 69 kV		157.1
Sub-total 13,8 kV		0
Interconnected system total		9,531.39
Total Geral		10,227.28

** The extension Nobres Sinop was split into Nobres-Nova  Mutum and Nova Mutum Sinop, with 110 km and 236 km, respectively

Tension KV	Km
750	-
600	-
500	3,236.10
445	-
230	5,482.81
138	1,153.58
69	354.79
13.8	0
Total	10,227.28

Average tariff – R$/MWh

3rd qrt/10	9 months/10
89.00	85.94

Main investments – R$ million

Projects	3rd qrt/10	9 months/10
Transmission	83,030,381	200,278,311
TS Amapá	628,925	1,533,151
Reinforcement of the Isalated System	3,609,917	10,722,398
TS North/Northeast-Maranhão	12,457,029	17,137,491
Transmission system maintenance	7,397,370	11,850,751
TS North/Northeast-Pará	697,796	1,850,787
TL Maranhão Implantation	3,050,749	11,168,683
TL Rib, Gonçalves/Balsas Implantation	2,910,520	5,418,263
SE Miranda II Implantation	4,095,915	24,337,051
Reinforcement interconnected system	48,182,160	116,259,736
Generation	2,167,434	5,116,681
HPU Coaracy 2nd stage	475,660	803,110
Generation system maintenance	948,440	2,453,759
HPU Tucuruí	589,416	1,433,339
HPU Curuá-Una-Amplia	153,918	426,473
Others	13,783,916	30,550,968
Preservation and conservation	13,143,734	27,382,713
Infrastructure	164,663	202,924
Infrastructure	475,519	2,965,331
TOTAL	98,981,731	235,945,960

New owner investments – Transmission

Enterprise	State	Total of	Extension km	Beginning of Operation	End of Concession
		Investment R$ million
LT São Luís II – São Luís III SE São Luís III – 230/69 kV– 150 MVA (*)	MA	75	36	Energizated may/10	2038 (30-yr concession contract signed on 03.17.2008)
LT Ribeiro Gonçalves - Balsas 230 kV - CS SE Balsas 230/69 Kv - Adaptações SE Riberio Gonçalves (*)	MA/PI	102.04	95	jul/10	2039 (30-yr concession contract signed on 01.28.2009)
LT Presidente Dutra - São Luis II C1 e C2 / SE Miranda II – Sectioning of TL (*)	MA	86.75	3.24	nov/10	2039 (30-yr concession contract signed on 01.28.2009)
LT Jorge Teixeira - Lechuga (ex Cariri) Double Circuit	AM	27.00	30	jul/11	2040 (30-yr concession contract signed on 07.12.2010)
Obs: The above enterprises started operation in 2008 on to 2010,

Marketletter – September 2010

Loans and financing – R$ million

Creditor	Currency	Balance	Date due	PERIODICITY
Eletrobras
ECR - 257/97 - BID	US$	342.5	4/6/024	Semi-annual installments
ECR - 259/98 - CAF	US$	45.1	8/4/2014	Semi-annual installments
		387.6
ECR - 260/98 - EXIMBANK	Yen	174.8	4/6/2024	Semi-annual installments
		174.8
ECF-1424/96	RGR	22.8	6/30/2016	Monthsly installments
ECF-1545/97	RGR	84.1	3/30/2016	Monthsly installments
ECF-1554/97 RN	RGR	18.2	6/30/2016	Monthsly installments
ECF-1630/97 RN	RGR	1.2	4/30/2016	Monthsly installments
ECF-1659/97 RN	RGR	2.0	6/30/2016	Monthsly installments
ECF-1674/97 RN	RGR	1.1	3/30/2009	Monthsly installments
ECF-1679/97 RN	RGR	0.7	8/30/2011	Monthsly installments
ECF 2794/09	IPCA	1,608.5	12/30/2024	Quarterly installments
ECF-2092/01 N	RGR	282.6	9/30/2022	Monthsly installments
RES-765/02	RGR	584.0	10/29/2012	Monthsly installments
RES-766/02	RGR	142.4	10/29/2012	Monthsly installments
ECF-2710/08 RGR	RGR	16.8	12/31/2015	Monthsly installments
ECF-2757/08 RGR	RGR	58.4	12/31/2015	Monthsly installments
ECF-2758/08 RGR	RGR	21.2	12/31/2015	Monthsly installments
ECF-2785/09 IPCA	IPCA	29.9	09/30/2021	Monthsly installments
ECF-2818/10 IPCA	IPCA	59.7	11/30/2021	Monthsly installments
		2,933.7
Total		3,496.0
Financial Institution
Credit Balbina-0111- fretes	Euro	0.1	12/31/2013	Semi-annual installments
Credit National-0118- balbina	Euro	0.1	12/31/2015	Semi-annual installments
Credit National- 0122-samuel	Euro	1.2	12/31/2016	Semi-annual installments
Credit National- 0184-	Euro	0.0	12/31/2012	Semi-annual installments
DMLP - Governement	Euro	2.8	4/15/2014	Semi-annual installments
Total		4.2
BNDES – 03.2.782.3.1	R$	612.6	9/15/2016	Monthsly installments
BNDES - 09.2.13551.1	R$	29.9	11/15/2024	Monthsly installments
BNDES - 09.2.13551.1		13.7	11/15/2024	Monthsly installments
Total		656.3
Fornecedor
Petrobras Distribuidora S/A	R$	99.6	7/31/2011	Monthsly installments
Total		99.6
Total geral		4,256.2

Contract obligations – 09/30/10

Loans and Financing	2010	2011	2012	2013	2014	2015	After 2015
Generation	40.5	248.8	252.3	255.4	258.7	262.4	1,961.8
Transmission	53.2	73.1	85.6	86.3	87.5	88.3	457.5
Commercialization	0.0	9.0	9.0	9.0	9.0	9.0
	93.7	330.9	346.9	350.6	355.1	359.7	2,419.3

Energy Purchase Agreement		2010	2011	2012	2013	2014	2015	After 2015
Edelca	MWh	467,706	623,673	644,194	669,962	696,760
	R$	43.8	60.4	67.8	71.7	75.3
CCEE	MWh
	R$
TOTAL	MWh	467,706	623,673	644,194	669,962	696,760	0	0
	R$	43.8	60.4	67.8	71.7	75.3	0	0

Marketletter – September 2010

Partnership

Generation

SPC/Consortium / Object			Enterprise	Partnership		Energy	Concession
	Assured	Participation	Value			Generated (*)
	Energy - MW	%	R$ million	Sócios	%	3º tri/2010	Begining	Duration (years)
EAPSA - Energia Águas da Pedra S.A. UHE Dardanelos	261MW (installed capacity) 154.9 MW (assured energy)	24.5	760.8	Neoenergia	51	Under construction	07/03/2007	35
				Chesf	24.5
AMAPARI ENERGIA S.A. UTE Serra do Navio e PCH Capivara	UTE Serra do Navio 23.30 MW (install power**) 21 MW (assured energy***)	49	84.7	MPX Energia S.A	51	UTE Serra do Navio 35.652,00 MWh	05/20/2008	29
	PCH Capivara 29.8 Mw (installed capacity)		Anticipated = 210			Feasibility studies	05/20/2008	29
Brasventos Miassaba 3 Geradora de Energia S.A. Parque Eólico Miassaba 3	50.4MW (install capacity)	24.5	Anticipated = 245	Furnas	24.5	Signing of Authorization	Signing of Authorization	35
				J. Marucelli	10
				Miassaba	31
				Bioenergy	10
Brasventos Eolo Geradora de Energia S.A. Parque Eólico Rei dos Ventos 1	48.6MW (install capacity)	24.5	Anticipated. = 229.4	Furnas	24.5	Signing of Authorization	Signing of Authorization	35
				J. Malucelli	10
				EOLO	31
				Bioenergy	10
Rei dos Ventos 3 Geradora de Energia S.A. Parque Eólico Rei dos Ventos 3	48.6MW (install capacity)	24.5	Anticipated = 233.6	Furnas	24.5	Signing of Authorization	Signing of Authorization	35
				J. Malucelli	10
				EOLO	31
				Bioenergy	10
Norte Energia S.A. UHE Belo Monte	11,233MW (install capacity)	19.98	19,000.00	Eletrobrás	15	Under construction	08/26/2010	35
				Chesf	15
				Petros	10
				Bolzano Partic.	10
				Gaia (autoprod.)	9
				Caixa FI Cevix	5
				Queiroz Galvão	2.51
				OAS	2.51
				Funcef	2.5
				Contern	1.25
				Cetenco	1.25
				Galvão	1.25
				Mendes Junior	1.25
				Serveng	1.25
				J.Malucelli Const.	1
				Sinobras (autopro)	1
				J.Malucelli Energia	0.25
(*) For projcts in operation
(**) Amount contracted with supplier
(***) Amount of contract between Amapari and Anglo Ferrous do Brasil

Transmission

SPE/Consortium			Enterprise	Partnership		In operation		Concession
	Object	Participation	Value
		%	R$ million	Partners	%	Yes	No	Begining	Duration (years)
AETE - Amazônia Eletronorte Transmissora de Energia S.A.	TL Coxipó-Cuiabá-Rondonópolis (MT), 230 KV with193 Km SE Seccionadora Cuiabá	49	116	Bimetal Indústria e Metalúrgica Ltda.	26.99	X		02/18/004	30
				Alubar Cabos SA	10.76
				Linear Partic.e Incorporações Ltda	13.25
INTESA - Integração Transmissora de Energia S.A.	TL Colinas-Miracema-Gurupi-Peixe Nova-Serra da Mesa 2 (TO / GO), 500KV with 695 Km	37	500	Fundo de Investimento em Participação Brasil Energia	51.00	X		04/27/006	30
				Chesf	12.00
BRASNORTE Transmissora de Energia SA	TL Jauru - Juba – C2 (MT) and Maggi - Nova Mutum (MT), both 230 kV, SE Juba and SE Maggi - 230/138 kV with 402 Km	49.71	238	Transmissora Aliança de Energia Elétrica S.A.	38.67	X		03/17/008	30
				Bimetal Indústria e Metalúrgia Ltda.	11.62
Manaus Transmissora de Energia S.A.	TL Oriximiná - Itacoatiara - Cariri (AM), 500kV, with 586 Km, SE Itacoatiara and SE Cariri	30	1,289.5	Chesf	19.50		X	10/16/2008	30
				Abengoa Concessões Brasil Holding S.A.	50.50
Porto Velho Transmissora de Energia S.A.	SE Coletora Porto Velho (RO)- 500/230 kV, 2 Estações Conversoras (Back-to-Back), 400 MW and TL Coletora Porto Velho – Porto Velho, C1/C2, 230 KV with 17,30 km.	24.5	595.6	Eletrosul	24.50		X	02/26/009	30
				Abengoa Concessões Brasil Holding S.A.	25.50
				Construtora Andrade Gutierrez	25.50
Estação Transmissora de Energia S.A.	Estação Conversora 01 CA/CC, 500/±600 KV and Estação Inversora 01 CC/CA, ±600/500 kV (RO / SP)	24.5	1,429	Eletrosul	24.50		X	02/26/009	30
				Abengoa Concessões Brasil Holding S.A.	51.00
Norte Brasil Transmissora de Energia S.A	TL Coletora Porto Velho (RO) – Araraquara (SP), ±600 KV with 2.375 Km	24.5	1,801.5	Eletrosul	24.50		X	02/26/009	30
				Abengoa Concessões Brasil Holding S.A.	25.50
				Construtora Andrade Gutierrez	25.50
LINHA VERDE Transmissora de Energia S.A.	TL Porto Velho (RO) – Samuel (RO) – Ariquemes (RO) - Ji-Paraná (RO) - Pimenta Bueno (RO) – Vilhena (RO) – Jauru (MT) ,with 987 Km, 230 KV.	49	412	Abengoa Concessões Brasil Holding S.A.	25.50		X	11/19/2009	30
				CTEEP (Cia. de Transm. de Energia Elétrica Paulista)	25.50
RIO BRANCO Transmissora de Energia S.A.	TL Porto Velho (RO) – Abunã (RO) - Rio Branco (AC), with 487 Km, 230KV	49	238.2	Abengoa Concessões Brasil Holding S.A.	25.50		X	19/11/2009	30
				CTEEP (Cia. de Transm. de Energia Elétrica Paulista)	25.50
Transmissora MATOGROSSENSE de Energia S.A.	TL Jauru (MT) – Cuiabá (MT), with 348 Km and SE Jauru, 500KV	49	240	Alupar Investimento S.A.	31.00		X	11/19/2009	30
				Bimetal Indústria Metalúrgica Ltda	15.00
				CTEEP (Cia. de Transm. de Energia Elétrica Paulista)	5.00

Marketletter – September 2010

Number of employees – 09/30/10

Composition of employees by tenure	Number of employees
(Years)
Up to 5	1,373
6 to 10	132
11 to15	101
16 to 20	100
21 to 25	1,124
over 25	1,027
Total	3,857

Marketletter – September 2010

Department	Number of employees
Field	2,545
Administrative	1,312
Total	3,857

Complementary work force – 09/30/10

Contracted	Other (*)
609	29

(*) Employees from other companies of the Eletrobras System

Marketletter – September 2010

Balance Sheet for the period ended on September 30

(R$ thousand)

Assets	2010	2009 (reclassified)
Current Assets
Cash and banks	239,618	87,237
Concessionaires and affiliates	212,162	187,389
Debtors	59,053	53,120
Storage
- Nuclear fuel elements	322,011	324,634
- Stored goods	41,430	38,309
Actuarial assets	-	25,578
Tax credits	32,004	27,972
Other rights	6,124	6,015
	912,402	750,254
Non-Current Assets
Concessionaires and affiliates	91,710	91,710
Stored materials
- Uranium concentrate	79,417	45,323
- Nuclear fuel elements	158,472	309,552
- Stored goods	285,354	261,171
Service in course – nuclear fuel	169,236	27,674
Actuarial assets	-	83,024
Funding - decommissioning	93,263	58,049
Collaterals and linked deposits	12,006	10,761
Other rights	17,128	17,343
	906,586	904,607
Investments
Property, plant and equipment	1,265	1,265
Cost excluding depreciation and amortization
(-) Obligations linked to the concession	7,042,684	6,777,992
	(147)	(1,056)
Intangibles	7,042,537	6,776,936
	31,588	33,122
Total Assets	7,981,976	7,715,930
	8,894,378	8,466,184

Marketletter – September 2010

(R$ thousand)

Liabilities and Stockholders’ Equity	2010	2009 (reclassified)
Current Liabilities
Suppliers	99,337	79,873
Debt charges	6,321	14,900
Loans and financing	233,919	90,568
Taxes and social contributions	48,983	51,523
Fundação Real Grandeza (pension fund) – debt	28,829	25,578
Dividends	90,318	10,767
Income participation	31,728	25,861
Payment-roll obligations	14,348	12,219
Provisions for 13th monthss wages and vacations	64,699	54,283
Income tax and social contribution provision	-	8,697
Other obligations	16,009	6,025
	634,491	380,294
Non-Current Liabilities
Loans and Financing	3,393,283	3,008,603
Taxes and social contributions	60,686	76,062
Fundação Real Grandeza – debt	59,295	83,024
Nucleos – actuarial provision	178,809	106,603
Liability for decommissioning	222,820	214,395
Provision for legal contingencies	28,981	39,894
Income tax and social contribution provision	37,642	159,567
	3,981,516	3,688,148
Stockholders’ Equity
Social capital	3,296,032	3,296,032
Capital reserves	903,064	903,064
Income reserves	123,396	120,641
Losses for the period	(44,121)	78,005
	4,278,371	4,397,742
Total Liabilities and Stockholders’ Equity	8,894,378	8,466,184

Marketletter – September 2010

Statement of Income for the period ended on September 30

(R$ thousand)

	2010	2009 (reclassified)
Operating Revenue
Supply of electric energy	1,381,713	1,158,233
Engineering service	268
Income from services rendered and other revenues
Service rendered - expense	309	-
	(256)	-
	53	-
Deductions to operating revenue
Taxes and contributions on sales	(50,530)	(42,343)
Global Reversion Reserve	(35,538)	(29,107)
	(86,068)	(71,450)
Net Operating Revenue	1,295,966	1,086,783
Cost of electric energy service
Personnel	236,433	195,837
Material	23,436	41,769
Raw materials – fuel consumption	216,304	171,519
Third party services	69,388	95,323
Depreciation and amortization	157,496	141,415
Quota for decommissioning	24,468	28,480
Charges on the use of electric grid	38,535	37,131
Other costs	18,917	17,348
	784,977	728,822
Gross operating income	510,989	357,961
Operating Expense
Personnel	78,726	39,241
Third party services	42,038	26,072
Depreciation and amortization	6,278	3,946
Supervision tax - ANEEL	5,914	5,640
Taxes	1,850	5,147
Actuarial provision (reversion) – pension fund	6,225	-
Provision (reversion) for legal contigencies	523	(3,223)
Other operating expenses	17,220	10,980
	158,774	87,803
Result of service	352,215	270,158
Financial Revenue (Expense)
Debt charges	(293,471)	(273,442)
Adjustment of actuarial asset valuation	-	(18,106)
Currency variations – loans and financing and debt	26,679	39,523
Currency variations – liability for decommissioning	14,874	156,594
Monetary variation – loans and financing and debt	(138,440)	21,419
Adjustment of descommissioning to present value	2,081	(77,341)
Others	(7,262)	(10,183)
	(395,539)	(161,536)
Other expenses	(304)	(736)
Operating result	(43,628)	107,886
Social contribution – reversion	(130)	(7,930)
Income tax - reversion	(363)	(21,951)
Income before participation	(44,121)	78,005
Income participation	-	-
Net income for the period	(44,121)	78,005
Net income per 1000 shares - R$	(3.58)	6.33

Marketletter – September 2010

Cash Flow for the period ended on September 30

(R$ thousand)

Operating Activities	2010	2009 (reclassified)
Net income for the period	(44,121)	78,005
Adjustments in the concilliation of net income (loss) with cash generated
* Depreciation of permanent assets	163,774	145,362
* Property, plant and equipment discharges (residual value)	894	214
* Raw material consumption and stored material	216,304	213,806
* Monetary Variations – decommissioning	(14,874)	(156,594)
* Monetary Variations loans - Eletrobras	118,061	(74,877)
* Monetary Variations debt - Fundação Real Grandeza	5,182	86
* Monetary Variations – suppliers	(11,482)	13,849
* Debt charges – loans Eletrobras	289,259	268,289
* Debt charges - Fundação Real Grandeza	4,212	5,152
* Charges and monetary variation - decommissioning	2,862	13,318
* Evaluation adjustment of actuarial asset	-	18,106
* Income participation	15,330	12,632
* Income tax expenses and social contribution deferred	493	26,953
* Income tax expenses and social contribution	-	2,928
* Liability quotas for decommissioning	24,468	28,480
* Adjustment to present value of the decommissioning liability	(2,081)	77,341
* Other adjustments	5,384	(5,686)
	773,665	667,364
Variation - (increase) and decrease in operating assets
* Concessionaires and affiliates - Furnas	24,310	4,938
* Stored materials	(151,577)	(172,263)
* Taxes to recover PASEP,COFINS, Income tax, Social Cont, and others	(14,793)	9,759
* Decommissioning Fund	(29,387)	(29,507)
* Amortization of accounts to receive- Furnas	-	288
* Other operating assets	(34,999)	14,439
	(206,446)	(172,346)
Variation – increase and (decrease) – in operating liabilities
* Suppliers	(169,026)	(124,446)
* Taxes (except Income tax and Social Contribution)	(29,525)	(43,884)
* Payment-roll obligations and vacation provision	17,179	12,466
* Income participation	3,310	6,029
* Other operating liabilities	(12,684)	(22,693)
	(190,746)	(172,528)
Resources from operating activities	376,473	322,490
Loans and Financing Activities
* Long-term loans and financing obtained - Eletrobras	215,932	119,001
* Financing payments on a short-term basis Eletrobras	(26,161)	(706)
* Payment of IOF and debt charges to Eletrobras	(84,695)	(104,583)
* Payment to Fundação Real Grandeza	(24,129)	(23,344)
Resources from loans and financing activities	80,947	(9,632)
Investment Activities
* Acquisition of property, plant and equipment assets	(289,191)	(345,348)
Resources applied in investment activities	(289,191)	(345,348)
Icrease in cash and cash equivalent	168,229	(32,490)
- Cash and cash equivalent – beginning of period	71,389	119,727
- Cash and cash equivalent – end of period	239,618	87,237
Increase in cash and cash equivalent	168,229	(32,490)

Marketletter – September 2010

R$ million

EBITDA		EBITDA Margin
9 months/10	9 months/09	9 months/10	9 months/09
515.69	414.78	39.79%	38.17%

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy - GWh		Energy generated MWh		Beginning of operation	End of concession
		3rd qrt/10	9 months/10	3rd qrt/10	9 months/10
Angra I	640	2,509.1	3,214.7	654,538.8	3,192,489.7	01/1985	No concession
Angra II	1,350	7,575.1	9,706.3	2,981,492.6	8,500,412.8	09/2000	No cConcession

Energy sold

3rd qrt/10		9 months/10
R$ million	MWh	R$ million	MWh
454.3	3,333,066.8	1,381.7	10,739,560.8

Additional Information on Nuclear Area

		3rd qrt/10		9 months/10
Type	Unit	Quantity ELEMENTS C N	R$ million	Quantity ELEMENTS C N	R$ million
Substitution of Nuclear combustion elements Acquisition of uranium plus services Operational expense consum	______________ R$ million ------------------------ R$ million >> KG URÂNIUM>>	ELEMENTS 44 _________________ - --------------------------- >>>>>>>>>>>>>>> >>>>>>>>>>>>>>>	Substituted ECN Value 132,331.0 ----------------------- 20.0 -------------------------- 61,5 70,670 kg	ELEMENTS 44 ______________________ - >>>>>>>>>>>>>>>>>>>>> >>>>>>>>>>>>>>>>>>>>>	Substituted ECN Value 132,331.0 ------------------------- 132.7 -------------------- 216.3 244,019 kg

Losses in generation - %

3rd qrt/10	9 months/10
3	3

Average tariff – R$/MWh

3rd qrt/10	9 months/10
136.30	128.66

Main investments – R$ million

Project	3rd qrt/10	9 months/10
ANGRA 1	24.2	59.9
ANGRA 2	7.4	13.2
ANGRA 3	80.9	183.1
OUTROS	7.6	19.3
TOTAL	120.1	275.5

Loans and Financing – R$ million

Creditor	Balance on 09/30/10	Due date	Currency
	3,518.9		R$
Eletrobras	114.6	2015	Eur
	3,633.5		Total

Contract obligations on 09/30/10 – R$ million

Loans and Financing	2010	2011	2012	2013	2014	2015	After 2015
	28.5	256.2	132.6	129.1	101.5	98.6	2,887.0

Marketletter – September 2010

Number of employees – 09/30/10

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
657	442	228	5	342	739	2,413

Department	Number of employees
Field	2,128
Administrative	285

Complementary work force – 09/30/10

Other
16

Marketletter – September 2010

Balance Sheet for the period ended on September 30

(R$ thousand)

Assets	2010	2009
Current Assets
Cash and banks	12,468	3,186
Open-market transactions	133,628	302,813
Consumers, concessionaires and affiliates	95,606	89,397
Renegotiated energy credits	188,478	143,611
Debtors	6,246	6,477
Deactivations, sales of property and services in course	32,549	21,536
Taxes to compensate	69,294	62,380
Stored materials	26,899	27,703
Other credits	21,933	17,645
	587,101	674,748

Non-current Assets
Renegotiated energy credits	473,843	504,867
Taxes to compensate	18,178	4,657
Deferred income tax and social contribution	64,796	66,688
Other credits	26,688	18,856
	583,505	595,068

Investments
Participation in related companies	815,893	610,363
Others	3,316	3,312
	819,209	613,675
Property, plant and equipment, net
Transmission	2,400,465	2,020,753
Generation	944,980	505,636
Others	91,892	98,407
	3,437,337	2,624,796
Intangible net	89,730	104,386
	4,929,781	3,937,925
Total Assets	5,516,882	4,612,673

Marketletter – September 2010

 (R$ thousand)

Liabilities and Stockholders’ Equity	2010	2009
Current Liabilities
Suppliers	63,092	45,827
Payment-roll	30,253	27,471
Loans and financing	83,339	119,519
Income participation	837	359
Taxes and social contributions	41,782	37,012
Deferred income tax and social contribution	64,082	40,766
Dividends	207,776	1
Estimated obligations	133,587	158,880
Provisions for contingencies	69,345	68,799
Complementary security fund	9,307	9,212
Research and development	22,810	17,802
Regulatory liabilities	45,500	-
Other liabilities	28,274	11,175
	799,984	536,823
Non-Current Liabilities
Loans and financing	1,339,119	806,761
Taxes and social contributions	141,419	145,653
Deferred income tax and social contribution	169,278	190,050
Privision for contingencies	-	31,314
Complementary security fund	22,421	27,742
Other liabilities	3,299	3,992
	1,675,536	1,205,512
Stockholders’ Equity
Social Capital	1,577,686	1,245,042
Capital Reserves	1,046,641	1,014,531
Adjustment of asset evaluation	(8,036)	-
Accumulated income	139,583	180,621
	2,755,874	2,440,194
Resources for capital increase	285,488	430,144
	3,041,362	2,870,338
Total Liabilities and Stockholders’ Equity	5,516,882	4,612,673

Marketletter – September 2010

Statement of Income for the period ended on September 30

(R$ thousand)

	2010	2009
Operating Revenue
Revenue from the service of electric energy transmission	568,445	574,000
Revenue from energy commercialization	13,494	-
Revenue from services rendered to third parties	15,370	17,108
Other revenues	3,871	3,412
	601,180	594,520
Deductions from Operating Revenue
Global Reversion Reserve	(14,231)	(14,759)
Social contribution – COFINS	(30,993)	(30,854)
Social contribution – PIS/PASEP	(6,725)	(6,694)
Service tax – ICMS/ISS	(283)	(330)
Research and development	(5,273)	(5,327)
	(57,505)	(57,964)
Net Operating Revenue	543,675	536,556
Cost of service
Cost of service of electric energy transmission	(235,371)	(198,283)
Personnel	(111,973)	(102,553)
Material	(5,525)	(4,157)
Third party services	(18,694)	(15,933)
Electric energy purchased for resale	(17,477)	-
Depreciation and amortization	(78,969)	(71,541)
Provision for credits of questionable liquidation	71	(526)
Others	(2,804)	(3,573)
Cost of service rendered to third parties	(7,597)	(7,085)
Personnel	(4,556)	(4,543)
Material	(22)	(176)
Third party services	(2,998)	(2,311)
Others	(21)	(55)
	(242,968)	(205,368)
Gross Operating Income	300,707	331,188
Operating Expense
Administrative and general expenses	(129,759)	(110,127)
Personnel	(78,106)	(60,153)
Material	(1,606)	(1,331)
Third party services	(20,479)	(14,152)
Depreciation and amortization	(1,684)	(1,424)
Supervision tax – ANEEL	(2,993)	(2,458)
Reversion/Provision for contingencies	(4,530)	(17,210)
Special retirement complement / actuarial liability	(2,330)	(2,486)
Others	(18,031)	(10,913)
Result of Service	170,948	221,061
Shareholding participation result
Equity method	19,762	28,392
	19,762	28,392
Financial Revenue (Expense)
Income from financial applications	12,360	12,759
Income on renegotiated energy credits	108,070	48,859
Debt charges	(46,720)	(41,747)
Monetary variation – loans and financing	(16,399)	(12,720)
Charges on taxes and social contributions	(6,295)	(6,672)
Others	(40,010)	(21,067)
	11,006	(20,588)
Operating Income before result	201,716	228,865
Other Revenue	453	669
Other Expense	(801)	(4,612)
	(348)	(3,943)
Operational Income	201,368	224,922
Social Contribution	(16,817)	(18,084)
Income tax	(44,968)	(48,083)
Net income for the period	139,583	158,755
Net income per share – R$	2.85	3.72

Marketletter – September 2010

Cash Flow for the period ended on September 30

(R$ thousand)

	2010	2009
Operating Activities
Net income for the period	201,368	224,922
Expenses (revenues) not affecting cash:
Depreciation and amortization	80,653	84,296
Amortization of investment fees	15,395	-
Monetary varitation	(31,186)	25,137
Financing charges	28,612	178
Equity method result	(19,762)	(28,392)
Present value adjustment	4,336	587
Losses in permanent assets	348	3,943
Provision for contigencies	8,305	17,297
Special retirement complement/ actuarial liability	1,209	2,481
Equity participation remuneration	(1,330)	(87)
Other	(71)	526
Sub-total	86,509	105,966
Variations of operating asset
Consumers, concessionaires and affiliates	(7,369)	(12,190)
Debtors	6,679	3,409
Deactivations, sales of assets and services in course	(10,135)	(1,962)
Taxes to compensate	(34,513)	5,338
Income tax and social contribution deferred	3,446	(8,886)
Stored materials	(593)	(1,074)
Investments	177,629	-
Property, plant and equipment	(344,294)	-
Other credits	(12,299)	28,985
Sub-total	(221,449)	13,620
Variations of operating liability
Suppliers	(5,857)	(16,230)
Loans and financing	215,007	-
Payment-roll	(6,111)	39
Income participation	(22,423)	-
Taxes and social contributions	2,559	(444)
Income tex and social contribution - deferred	9,888	(10,429)
Estimated obligations	5,003	26,193
Complementary pension fund	2,053	804
Research and development	3,940	-
Regulatory liabilities	45,500	-
Other liabilities	8,830	(33,152)
Sub-total	258,389	(33,219)
Operating activities cash	324,817	311,289
Financial charges paid	(64,191)	(39,592)
Financial charges receivable	4	15
Income tax and social contribution paid	(86,925)	(72,083)
Legal deposits	(8,674)	(1,079)
	165,031	198,550
Investment Activities
Loans and financing granted – receivable	131	131
Renegotiated energy credit - receivable	86,754	76,612
Property	(368,930)	(373,746)
Intangible	(4,167)	(114,660)
Equity participation	(304,813)	(272,901)
Write-off of fixed assets	5,040	5,753
Redemption of bonds	1,610	-
Dividends received	11,336	17,240
Total of Investment Activities	(573,039)	(661,571)
Financing Activities
Loans and financing obtained	258,568	209,542
Resources for capital increase	187,988	335,568
Loans and financing –principal payment	(38,950)	(29,247)
Shareholders remuneration payment	(584)	(142,393)
Special installment – Law 10,684/03	(13,975)	(13,975)
Complementary pension fund payment	(7,744)	(6,263)
Total of Financing Activities	385,303	353,232
Increase (decrease) in cash and cash equivalent	(22,705)	(109,789)
Cash and cash equivalent – beginning of period	168,801	415,788
Cash and cash equivalent – end of period	146,096	305,999

Marketletter – September 2010

R$ million

EBITDA		EBITDA Margin
9 months/10	9 months/09	9 months/10	9 months/09
271.02	318.48	49.85%	59.36%

Market Data

Extension of transmission lines (km) – 09/30/10

Concession Area	Extension (km)	Tension	Operation	End of concession
Areia --Bateias	220.3	525	Jun/00	7/7/2015
Areia --Campos Novos	176.3	525	Sept/82	7/7/2015
Areia - -Curitiba	235.2	525	Jun/00	7/7/2015
Areia --Ivaiporã	173.2	525	May/82	7/7/2015
Areia - -Segredo	57.8	525	Aug/92	7/7/2015
Blumenau - -Curitiba	136.3	525	Dec/83	7/7/2015
Campos Novos - -Machadinho	44.8	525	Jan/02	7/7/2015
Campos Novos - -Caxias	203.3	525	Dec/01	7/7/2015
Caxias - -Gravataí	78.8	525	Dec/01	7/7/2015
Caxias - -Itá	256.0	525	Feb/02	7/7/2015
Curitiba --Bateias	33.5	525	Jun/00	7/7/2015
Itá – Nova Santa Rita	314.8	525	Apr/06	7/7/2015
Gravataí – Nova Santa Rita	29.0	525	Apr/06	7/7/2015
Itá - -Machadinho	64.6	525	Jan/02	7/7/2015
Itá - -Salto Santiago	186.8	525	Sept/87	7/7/2015
Ivaiporã - -Londrina	121.9	525	Apr/88	7/7/2015
Ivaiporã - -Salto Santiago	167.0	525	May/82	7/7/2015
Ivaiporã ELETROSUL - Ivaiporã FURNAS	0.8	525	Sept/82	7/7/2015
Ivaiporã ELETROSUL - Ivaiporã FURNAS	0.8	525	Feb/92	7/7/2015
Ivaiporã ELETROSUL - Ivaiporã FURNAS	0.7	525	Jun/04	7/7/2015
Salto Santiago --Salto Santiago	60.9	525	Aug/92	7/7/2015
Salto Santiago --Segredo	2.1	525	Jan/81	7/7/2015
Areia - -Gov. Bento Munhoz	10.7	525	Sept/80	7/7/2015
Areia - -Gov. Bento Munhoz	10.9	525	Aug/81	7/7/2015
Blumenau - Biguaçu	91.0	525	Sept/06	3/3/2035
Biguaçu – Campos Novos	268.00	525	Sept/06	3/3/2035
Sub-Total 525 kV	2,945.5
Anastácio - Dourados	210.9	230	Aug/94	7/7/2015
Areia - Ponta Grossa Norte	181.6	230	Oct/76	7/7/2015
Areia - Salto Osório	160.5	230	Jan/77	7/7/2015
Areia - Salto Osório	160.3	230	Dec/76	7/7/2015
Areia - São Mateus do Sul	129.0	230	Jul/90	7/7/2015
Assis - Londrina COPEL	114.3	230	Sept/81	7/7/2015
Biguaçu – Desterro	56.6	230	Dec/08	7/7/2015
Biguaçu –Palhoça	20.4	230	Oct/08	7/7/2015
Blumenau –Jorge Lacerda B	116.4	230	Jun/79	7/7/2015
Biguaçu – Blumenau 2	129.5	230	Jun/79	7/7/2015
Blumenau - Itajaí	37.6	230	Jan/02	7/7/2015
Blumenau - Itajaí	37.6	230	Mar/02	7/7/2015
Blumenau - Joinville	67.0	230	Sept/79	7/7/2015
Blumenau - Joinville	72.9	230	Apr/79	7/7/2015
Blumenau - Palhoça	133.9	230	Jan/84	7/7/2015
Campo Mourão - Apucarana	114.5	230	Feb/76	7/7/2015
Campo Mourão -Maringá	79.9	230	Feb/76	7/7/2015
Campo Mourão -Salto Osório	181.2	230	Feb/76	7/7/2015
Campo Mourão -Salto Osório	181.3	230	May/76	7/7/2015
Canoinhas -São Mateus do Sul	47.7	230	Feb/88	7/7/2015
Cascavel -Cascavel D'Oeste	9.9	230	Apr/01	7/7/2015
Cascavel D'Oeste -Guaíra	126.2	230	Apr/01	7/7/2015
Caxias - Caxias 5	22.0	230	Jun/09	7/7/2015
Curitiba -Joinville Norte	96.4	230	Nov/76	7/7/2015
Joinville – Joinville Norte	5.3	230	Nov/76	7/7/2015
Curitiba -Joinville	99.7	230	Jun/77	7/7/2015
Curitiba -São Mateus do Sul	116.7	230	Jul/90	7/7/2015
Dourados -Guaíra	226.5	230	Nov/91	7/7/2015
Farroupilha -Caxias 5	17.9	230	Oct/05	7/7/2015
Monte Claro – Passo Fundo	211.5	230	Sept/04	7/7/2015
Farroupilha -Monte Claro	31.0	230	Sept/04	7/7/2015
Farroupilha -Monte Claro2	31.0	230	Sept/04	7/7/2015
Monte Claro – Nova Prata	30.9	230	Sept/04	7/7/2015
Jorge Lacerda A -Jorge Lacerda	0.8	230	Jul/79	7/7/2015
Jorge Lacerda - Palhoça -	121.3	230	Aug/05	7/7/2015
Jorge Lacerda - Siderópolis	49.4	230	Jun/79	7/7/2015

Marketletter – September 2010

Jorge Lacerda - Siderópolis	47.3	230	Aug/79	7/7/2015
Londrina(ESUL) - Assis	156.6	230	May/05	7/7/2015
Londrina(ESUL) - Maringá	95.1	230	May/05	7/7/2015
Londrina - Apucarana	40.4	230	Apr/88	7/7/2015
Londrina ELETROSUL - Londrina COPEL	31.6	230	Apr/88	7/7/2015
Atlândida 2 - Osório 2	36.0	230	May/07	7/7/2015
Passo Fundo - Nova Prata 2	199.1	230	Nov/92	7/7/2015
Presidente Médice/Santa Cruz	237.4	230	Jan/10	16/3/2038
Passo Fundo - Xanxerê	79.3	230	May/75	7/7/2015
Passo Fundo - Xanxerê	79.2	230	Nov/79	7/7/2015
Passo Fundo - Passo Fundo 1	0.45	230	Mar/73	7/7/2015
Passo Fundo - Passo Fundo 2	0.45	230	May/73	7/7/2015
Salto Osório - Pato Branco	85.9	230	Dec/79	7/7/2015
Salto Osório - Xanxerê	162.0	230	Oct/75	7/7/2015
Salto Osório - Salto Osório	2.2	230	Nov/75	7/7/2015
Siderópolis - Lajeado Grande	121.9	230	Sept/03	7/7/2015
Lajeado Grande - Caxias 5	65.6	230	Oct/05	7/7/2015
Xanxerê - Pato Branco	79.6	230	Dec/79	7/7/2015
Joinville - Vega do Sul	44.9	230	Nov/02	7/7/2015
Joinville - Vega do Sul	44.9	230	Nov/02	7/7/2015
Gravataí 2- - Gravataí 3	3.5	230	Nov/07	7/7/2015
Complexo Industrial Automotivo Gravataí -- Gravataí 3	3.5	230	Dec/07	7/7/2015
Jorge Lacerda A - Jorge Lacerda B 2	1.0	230	Oct/07	7/7/2015
Jorge Lacerda B - Jorge Lacerda C 1	0.5	230	Feb/97	7/7/2015
Jorge Lacerda B - Jorge Lacerda C 2	0.5	230	Feb/97	7/7/2015
Atlântida 2/Gravataí 3	102.0	230	Nov/07	7/7/2015
Sub-Total 230 kV	5,150.5
Blumenau - -Ilhota	40.2	138	Oct/88	7/7/2015
Campo Grande - Mimoso	108.3	138	Oct/83	7/7/2015
Biguaçu – Camboriú – Morro do Boi	50.3	138	Feb/02	7/7/2015
Biguaçu – Florianópolis	19.5	138	Feb/02	7/7/2015
Campo Grande - Mimoso	108.3	138	Sept/83	7/7/2015
Campo Grande - Mimoso	108.3	138	Sept/83	7/7/2015
Dourados das Nações - Ivinhema	94.7	138	Dec/83	7/7/2015
Eldorado - Guaíra	16.9	138	Oct/83	7/7/2015
Florianópolis - Itajaí Fazenda	71.1	138	Oct/90	7/7/2015
Florianópolis - Palhoça 1	9.6	138	Nov/83	7/7/2015
Florianópolis - Palhoça 2	9.6	138	Nov/83	7/7/2015
Gaspar - -Blumenau	20.7	138	Oct/89	7/7/2015
Ilhota - Picarras	14.8	138	Apr/94	7/7/2015
Ilhota - Itajaí 1	7.9	138	Mar/02	7/7/2015
Ilhota - Itajaí 2	7.9	138	Jan/02	7/7/2015
Ilhota - Joinville	75.8	138	Jan/67	7/7/2015
Itajaí - Camboriú Morro do Boi	13.3	138	Feb/02	7/7/2015
Itajaí - Itajaí Fazenda	5.4	138	Mar/02	7/7/2015
Ivinhema - Porto Primavera	91.0	138	Mar/82	7/7/2015
Jorge Lacerda A - Imbituba	45.7	138	Oct/80	7/7/2015
Jorge Lacerda A - Palhoça	108.6	138	Nov/83	7/7/2015
Joinville - Joinville Santa Catarina	11.0	138	Oct/99	7/7/2015
Joinville Santa Catarina - Picarras	50.0	138	Oct/99	7/7/2015
Jupiá - Mimoso	218.7	138	Apr/92	7/7/2015
Jupiá - Mimoso	218.7	138	Jan/82	7/7/2015
Jupiá - Mimoso	218.7	138	Jan/82	7/7/2015
Palhoça - Imbituba	74.0	138	Nov/83	7/7/2015
Anastácio - Aquidauana	11.1	138	Nov/06	7/7/2015
Anastácio -Aquidauana	11.1	138	Nov/06	7/7/2015
Sub-Total 138 kV	1,841.2
Conversora de Uruguaiana --Passo de Los Libres	12.5	132	Sept/94	7/7/2015
Salto Osório - -Salto Santiago	56.2	69	Oct/78	7/7/2015
Sub-Total (132 e 69 kV)	68.7
Total general	10,005.9

Main investments - R$ million

Project	3rd qrt/10	9 months/10
Transmission
Expansion of South transmission system	18.5	74.4
Maintenance of electric energy transmission system	3.8	6.2
Generation
Installation of Hydro Complex São Bernardo	10.8	24.8
Installation of Hydro Complex São João	26.1	75.3
Installation of Hydro Plant Maua	45.0	148.5
Installation of Hydro Complex São Domingo	25.4	39.1
Installation of Hidro Complex Alto do Serra	0.2	1.0
Studies to increase the electric energy generation	0.1	0.3
Other	0.7	3.1
Total	130.6	372.7

Marketletter – September 2010

New Investment

Generation

Project	State Venue	Total of Investment R$ million	Install Capacity - MW	Assured Energy - MW	Beginning operation	Beginning construction	End concession
PEU P. São João	RS	529.42	77.0	39.0	2011	2007	2041
PEU São Domingos	MS	323.92	48.0	36.9	2012	2009	2037
SHU Barra do Rio Chapéu SHU João Borges	SC SC	90.28 95.31	15.0 19.0	8.61 10.12	2011 2012	2008 2010	2034 2035

New Investment

Transmission

Project	State Venue	Total of Investment – R$ million	Extension of lines - KM	Beginning operation	End of concession
SE Siderópolis – extension J – 230/69 kV	SC	8.20		anticipated 09/30/2011	07/07/2015
SE Joinville - extension J – 230 kV	SC	6.00		anticipated 09/26/2011	07/07/2015
SE Xanxerê extension I – 230/138 kV	SC	13.16*		anticipated 09/26/2011	07/07/2015
SE Dourados - extension F – 230/138 kV	MS	4.89		anticipated 11/26/2011	07/07/2015
LT Itajaí Fazenda – Florianópolis – 138 kV	SC	4.69*	3.6	anticipated 05/26/2011	07/07/2015
SE Canoinhas - extension E - 230/138 kV 150 MVA	SC	11.45*	3.6	anticipated 09/26/2011	07/07/2015
SE Biguaçu extension “D”525/230kV- 672MVA	SC	30.49		anticipated 02/19/2012	03/03/2035

•          Due to contracts signed with discounts and changes in the investments, the amounts budgeted in the previous quarter were greater than those informed in this quarter

Loans and Financing – R$ million

Creditor	Balance on 09/30/10	Due date	Currency
ELETROBRAS	742,799	12/30/2038	EUROS*
BRDE	36,173	05/15/2019	REAL
BNDS	442,519	01/15/2028	REAL
BANCO DO BRASIL	200,967	01/15/2028	REAL

•          Exchage corresponds to the contract date

Contract obligations on 09/30/10 – R$ million

Loans and Financing	2010	2011	2012	2013	2014	2015	After 2015
	83	23	113	112	107	107	877

Partnerships

Transmission

SPC/ Consortium	Object	Partic, %	Enterprise Value R$ million	Partnership		In operation
				Partners	%	Yes	No
Ártemis	TL (S. Santiago (PR)-Ivaporã-Cascavel (PR)) - 525 kV with 476 km	49.0	310	Cymi Holding S/A	51.0	X

Etau	TL (Campos Novos (SC) – Barra Grande (SC) – Lagoa Vermelha (RS) – Santa Marta (RS)) - 230 kV with 174 km	27.4	116	Transmissora Aliança	52.6	X
				CEEE	10.0	X
				DME Energética	10.0	X

Uirapuru	TL (Ivaiporã (PR) – Londrina (PR)) – 525 kV with 122 km	49.0	107	Cymi Holding S/A	51.0	X
RS Energia	TL (Campos Novos (SC) – Nova Santa Rita (RS)) – 525 kV with 260 km	100.0	252
						X
Norte Brasil	TL Coletora Porto Velho (RO) – Araraquara 2 (SP), CC, + 600 kV with 2.375 km	24.5	1,960	Eletronorte	24.5		X
				Abengoa Brasil	25.5
				Andrade Gutierrez	25.5
Estação	Estação Retificadora n. 1 CA/CC 500/+ 600kV – 3.150 MW	24.5	1,429	Eletronorte	24.5		X
				Abengoa Brasil	25.5
				Andrade Gutierrez	25.5
Porto Velho	TL ColectedPorto Velho – Porto Velho (RO) with17,3 km. Substation Colected Porto Velho 500/230 kV. Two Converted stations CA/CC/CA Back to Back - 400 MW.	24.5	521	Eletronorte	24.5		X
				Abengoa Brasil	25.5
				Andrade Gutierrez	25.5

Marketletter – September 2010

Generation

SPC/ Consortium	Object	Instaled Capacity	Guaranteed Energy MW	Partic, %	Project Value R$ million	Partnership		Beginning operation	Beginning construction	End concession
						Partners	%
ESBR Participações S/A	UHE JIRAU	3,300 MW	1,975.3 MW	20.0	11,056	SUEZ CHESF Camargo Corrêa	50.1 20.0 9.9	2013(1)	2009	2043
Consórcio Energético Cruzeiro do Sul	UHE Mauá	361 MW	197.7MW	49.0	1,215	COPEL	51.0	2011	2008	2042
Eólica Cerro Chato I S/A	Parque Eólico Coxilha Negra V	30 MW	11 MW	30.0	130	Wobben	10.0	2012(2)	2010	2045
Eólica Cerro Chato II S/A	Parque Eólico Coxilha Negra VI	30 MW	11 MW	30.0	130	Wobben	10.0	2012(2)	2010	2045
Eólica Cerro Chato III S/A	Parque Eólico Coxilha Negra VII	30 MW	11 MW	30.0	130	Wobben	10.0	2012(2)	2010	2045

(1) Anticipated for 2012.

(2) Anticipated for 2011.

Number of employees – 09/30/10

Composition of employees by tenure (years)

Up to 5	6 to10	11 to 15	16 to20	21 to25	over 25	Total
433	328	83	0	418	339	1,601

Department	Number of employees
Field	853
Investment	167
Administrative	581

Complementary work force – 09/30/10

Other (*)
9

(*) Employees from other companies of the Eletrobras System

Marketletter – September 2010

Balance Sheet for the period ended on September 30

(R$ thousand)

Assets	2010	2009
Current Assets
Cash and banks	6,996	6,018
Open-market applications	56,049	9,123
Concessionaires	246,125	25,276
Taxes to recover	7,691	7,724
Acquisition of fuel to be recovered - Energetic development account - CDE	10,424	9,336
(-) Provision for credits of questionable liquidation	-	(183)
Stored materials	46,307	33,524
Expenses paid in advance	2,724	2,259
Other credits	1,934	1,652
	378,250	94,729
Non-Current Assets
Taxes to recover	3,127	3,621
Deposits linked to legal suits	6,153	5,582
	9,280	9,203
Property, plant and equipment
In service-net	207,222	165,630
In course	1,223,839	913,939
	1,431,061	1,079,569
Intangibles
In service – net	1,798	3,191
In course - net	249	107
	2,047	3,298
	1,433,108	1,082,867
Total Assets	1,820,638	1,186,799

Marketletter – September 2010

(R$ thousand)

Liabilities and Stockholders’ Equity	2010	2009
Current Liabilities
Suppliers	241,982	151,529
Payment-roll	3,976	3,512
Taxes and social contributions	31,581	6,980
Loans and financing	66,519	18,545
Consumer charges to be collected	9,242	2,344
Estimated obligations	20,171	7,573
Provision for early retirement	600	855
Provision for contingencies	11,037	13,624
Provision for research and development	6,470	3,140
Others	2,383	529
	393,961	208,631
Non-Current Liabilities
Debt charges	-	15,545
Loans and financing	784,341	689,691
Provision for early retirement	566	973
	784,907	706,209

Stockholders’ Equity
Social Capital	337,877	868,721
Capital Reserves	-	4,436
Resources for capital increase	248,581	-
Accrued losses	55,312	(601,107)
Shares held in treasury	-	(91)
	641,770	271,959
Total Liabilities and Stockholders’ Equity	1,820,638	1,186,799

Marketletter – September 2010

Statement of Income for the period ended on September 30

(R$ thousand)

Gross Operating Revenue	2010	2009
Supply of electric energy	433,645	157,259
Other operating revenues	32	19
	433,677	157,278
Deductions to Operating Revenue
Consumer charges	(16,414)	(6,170)
Tax and social contribution	(37,669)	(10,677)
	(54,083)	(16,847)
Net Operating Revenue	379,594	140,431
Operating cost
Personnel	(51,020)	(50,532)
Material	(5,720)	(9,346)
Third party services	(20,606)	(21,753)
Raw material for production of electric energy	(67,493)	(73,269)
(-) Expense recuperation – fuel subvention	66,023	70,801
Electric energy purchased for resale	(216,603)	(87,717)
Charges on the use of electric grid	(17,839)	(7,556)
Depreciation and amortization	(29,186)	(32,954)
Other expenses	(1,918)	(5,398)
	(344,362)	(217,724)
Other revenues	633	846
Other expenses	(89)	(51)
Other revenues and expenses	544	795
Financing revenues
Income from financial investments	2,210	1,199
Monetary variation	-	8
Interest and penalties	517	717
Others	504	-
	3,231	1,924
Financing expenses
Debt charges	(1,848)	(3,036)
Other financial expenses	(537)	(437)
	(2,385)	(3,473)
Financing result	846	(1,549)
Operating result	36,622	(78,047)
Provisions
Social contribution	(3,015)	-
Income tax	(8,355)	-
	(11,370)	-
Loss for the period	25,252	(78,047)
Loss per 1,000 shares	0.02	(69.26)

Marketletter – September 2010

Cash Flow for the period ended on September 30

(R$ thousand)

	2010	2009
Operating Activities
Net income (loss) for the period	36,622	(78,047)
Depreciation and amortization	28,141	31,909
Intangible amortization	1,045	1,045
Cost of discharge of permanent assets	266	2,398
Open-market revenues	(2,210)	(1,199)
Provision for credits of questionable liquidation	(183)	12
Monetary variation and interest - expenses	(15,139)	3,225
	11,920	37,390
Variations:
(Increase) / decrease in open-market	(43,825)	28,249
(Increase) / decrease in receivables	(221,864)	(2,087)
(Increase) / decrease in stored equipment	233	1,588
(Increase) / decrease in refundable taxes	(488)	1,800
(Increase) / decrease in law suit deposits	(787)	379
(Increase) / decrease in other assets	(9,123)	(6,444)
(Increase) / decrease in suppliers	154,249	(25,917)
(Increase) / decrease in wages and social contributions	(279)	(637)
(Increase) / decrease in payable taxes	21,043	(602)
(Increase) / decrease in other liabilities	10,666	(329)
(Increase) / decrease in provisions for contingencies	(2,191)	367
(Increase) / decrease in actuarial liabilities	(371)	(2,724)
	(92,737)	(6,357)
Operating activities – net cash	(44,195)	(47,014)
Investment Activities
Acquisition of property, plant and equipment asset	(306,138)	(98,686)
Acquisition of intangible asset	(112)	(107)
Investment Activities – net cash	(306,250)	(98,793)
Financing activities
Resourse for cpital increase	248,581	-
Incoming loans	115,271	149,643
Loans and financing - amortization	(30,971)	-
Financing activities- net cash	332,881	149,643
	(17,564)	3,836
Initial cash balance (Availabilities and financial applications)	6,996	6,018
Final cash balance (Availabilities and financial applications)	24,560	2,182
	(17,564)	3,836

Marketletter – September 2010

R$ million

EBITDA		EBITDA Margin
9 months/10	9 months/09	9 months/10	9 months/09
63.55	(45.02)	16.74%	(32.06%)

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy - MW	Energy generated - MWh		Beginning operation	End concession
			3rd qrt/10	9 months/10
P. Médici (Candiota)	446	251,500	103,851.078	552,440.204	01/1974	07/07/2015
S. Jerônimo (Candiota)	20	12,600	14,224.073	33,706.185	04/1953	07/07/2015
Nutepa (Candiota)	24	6,100	0.000	0.000	02/1968	07/07/2015

Electric energy purchased for resale

	3rd qrt/10		9 months/10
	R$ million	MWh	R$ million	MWh
Eletrobras System	111	679,698.000	187	2,072,216.000
Other	27	272,959.672	41	737,712.157
Total	138	952,657.672	228	2,809,928.157

Energy sold

Type of sale	3rd qrt/10		9 months/10
	R$ million	MWh	R$ million	MWh
Through auction and initial contracts	314	1,283,549.175	433	3,265,419.61

Fuel for production of electric energy

		3rd qrt/10		9 months/10
Type	Metric unit	Quantity	R$ million	Quantity	R$ million
Coal	Ton	156,109.903	12,251,947.620	771,608.868	46,694,983.130
Fuel Oil	Kg	5,930,870.000	6,479,130.810	19,429,710.000	20,581,220.090
Diesel	L	13,711.000	22,592.560	130,920.000	216,959.99

TOTAL

		6,100,690.903	18,753,670.990	20,332,238.868	67,493,163.210

Losses in generation – %

3rd qrt/10	9 months/10
3.14	3.90

Average tariff – R$/MWh

3rd qrt/10	9 months/10
245.20	132.80

Main investments - R$ million

Project	3rd qrt/10	9 months/10
Generation	110	301
Maintenance of electric energy generation system	1	6

Installation of Thermal Power Unit  Candiota III

	85	247

Adjustment for overhauling Presidente Médici Thermal Unit

	24	48

New Investment Generation
Project	State	Total of Investment – R$ million	Install Capacity MW	Assured Energy MW	Beginning operation	End of concession
Candiota III (Fase C)	RS	1,115	350	303.5	01/01/2011	2024

Loans and financing – R$ million

Creditor	09/30/2010	Due data	Currency
ECR 280/06 281M	275	12/20/2021	USD
ECR 280/06 149M	138	06/20/2016	USD
ECR 280/07 A	62	12/20/2022	R$
ECF 2796/2009	53	12/30/2016	R$
ECF 2763/2009	4	11/30/2011	R$
ECF 2806/2010	2	07/30/2012	R$
ECF 2823/2010	10	07/30/2012	R$
ECF 2863/2010	21	09/30/2012	R$

Marketletter – September 2010

Contract obligations on 09/30/10 – R$ million

Loans and Financing	2010	2011	2012	2013	2014	2015	After 2015
	30	74	101	74	74	94	403

Energy Purchase Agreement	2010	2011	2012	2013	2014	2015	2016 - 2024
R$ million	356	658	667	615	646	678	6,014

Number of employees – on 09/30/10

Employees	Directors	Attachés
685	03	10

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over25	Total
260	58	31	02	139	195	685

Department	Number of employees
Field	551
Administrative	134

Complementary work force – on 09/30/10

Contracted	Quantity
Drivers	14
Security Services	138
Janitorial and receptionist services	78
Total	230

Marketletter – September 2010	Distribution Companies

The table below represents the main indices of the distribution companies in the nine monthss of 2010:

                                                                                                                                                 R$ million

	Net Operating		Result of		Income/ Loss for		EBITDA		EBITDA
Company	Revenue		Service		the period				Margin
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Amazonas Energia	857.54	772.69	-235.40	-341.30	(228.09)	(424.81)	(149.6)	(253.5)	-17.44%	-32.81%
Distribuição Acre	140.20	143.84	1.16	15.64	2.38	6.40	7.4	27.1	5.29%	18.84%
Distribuição Alagoas	444.70	476.33	-37.20	24.33	-21.95	0.30	(18.3)	47.8	-4.11%	10.03%
Distribuição Piauí	474.90	433.73	0.60	17.72	(14.30)	(36.92)	0.6	17.7	0.13%	4.08%
Distribuição Rondônia	379.99	435.51	-35.17	6.55	-17.70	-10.57	(17.3)	24.4	-4.56%	5.61%
Distribuição Roraima	94.30	102.12	-19.44	-28.48	-31.31	-26.56	(15.4)	(25.0)	-16.37%	-24.49%

	Current Ratio		Total Liquidity Ratio (1)		Total Debt Ratio (2)		Debt Equity Ratio		Net Profit Margin (3)		Return on Equity		Ebitda / Share
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Amazonas Energia	1.045	0.732	1.041	0.588	0.593	0.919	1.460	11.278	(0.266)	(0.550)	(0.098)	(1.291)	(0.095773)	(0.178375)
Distribuição Acre	1.137	1.349	0.445	0.418	0.735	0.782	2.772	3.577	0.017	0.044	0.022	0.070	0.000045	0.000120
Distribuição Alagoas	1.033	1.469	0.862	0.719	0.633	0.846	1.726	5.489	(0.049)	0.001	(0.069)	0.002	(0.062124)	0.000849
Distribuição Piauí	1.307	0.986	0.515	0.385	0.956	1.397	21.983	(3.518)	(0.030)	(0.085)	(0.387)	0.132	(0.000545)	(0.001408)
Distribuição Rondônia	0.991	1.564	0.810	0.576	0.723	0.961	2.612	23.135	(0.047)	(0.024)	(0.062)	(0.356)	(0.000028)	(0.000017)
Distribuição Roraima	0.468	0.583	0.600	0.572	1.032	0.866	(32.170)	6.436	(0.332)	(0.260)	2.837	(0.767)	(0.116241)	(0.098606)

(1) (Current Assets + Long-term assets) / (Current liabilities + Non-current liabilities)

(2) (Current liabilities + Non-current liabilities) / Total assets

(3) Net income / Net operational revenues

Marketletter – September 2010

Balance Sheet for the period ended on September 30

(R$ thousand)

Assets	2010	2009 (reclassified)
Current Assets
Cash and banks	67,192	40,936
Consumers and concessionaires	483,882	530,418
Provision for credits of questionable liquidation	(185,192)	(193,166)
Debtors	30,581	57,737
Taxes and social contributions to compensate	27,357	-
Stored materials	116,663	78,855
Regulatory assets	308,216	319,347
Refunding of fuel	1,158,594	-
Deposits linked to legal suits	-	235
Expenses paid in advance	2,421	2,048
Other credits	852	10,317
	2,010,566	846,727
Non-Current Assets
Associated, Subsidiaries, Holding co,	184	456
Taxes and social contributions to compensate	1,417,943	1,274,636
Deposits linked to legal suits	49,389	48,540
Debtors	7,444	10,690
Regulatory taxes	42,815	-
Other credits	9,070	-
	1,526,845	1,334,322
Investment	7,670	7,670
Property, plant and equipment	2,154,908	1,839,731
Intangible	24,022	12,944
	3,713,445	3,194,667
Total Assets	5,724,011	4,041,394

Marketletter – September 2010

Liabilities and Stockholders’ Equity	2010	2009 (reclassified)
Current Liabilities
Suppliers	1,618,042	733,669
Payment-roll	4,597	3,705
Debt charges	-	699
Loans and Financing	61,668	235,253
Regulatory taxes	10,379	6,757
Taxes and social contributions	58,849	53,939
Estimated obligations	28,950	25,745
Regulatory liabilities	37,851	4,406
Installments	72,529	67,517
Other payable accounts	30,682	25,553
	1,923,547	1,157,243
Non-Current Liabilities
Loans and financing	366,401	1,439,570
Provisions for Contingencies	117,993	128,763
Fuel consumption account – CCC	864,733	804,189
Installments	101,579	163,656
Others	22,498	18,817
	1,473,204	2,554,995
Stockholders’ Equity
Social Capital	2,381,558	2,381,558
Accumulated losses	(2,003,657)	(2,052,402)
	377,901	329,156
Resources for capital increase	1,949,359	-
	2,327,260	329,156
Total Liabilities and Stockholders’ Equity	5,724,011	4,041,394

Marketletter – September 2010

Statement of Income for the period ended on September 30

(R$ thousand)

	2010	2009 (reclassified)
Operating Revenue
Supply of electric energy	480,911	575,076
Gross supply of electric energy	569,812	398,529
Revenue of use of electric energy	195,596	159,279
Other operating revenues	10,932	8,678
	1,257,251	1,141,562
Deductions to Operating Revenue
Charge on fuel comsuption account - CCC	(33,832)	(17,683)
Charge on Global Reversion Reserve	(28,678)	(26,092)
Charge Research and Development and Energetic Efficiency Project	(10,213)	(7,709)
Tax and social contributions	(326,992)	(317,391)
	(399,715)	(368,875)
Net operating revenue	857,536	772,687
Operating expense
Personnel	(202,238)	(168,837)
Material	(39,048)	(22,333)
Third party services	(169,455)	(121,153)
Fuel for production of electric energy	(1,729,462)	(1,124,543)
Expense recovery – Fuel purchased	1,369,847	853,232
Expense recovery – Fuel purchased – Isol – Law 12,111/09	430,944	-
Financial compensation for use of hydro resources	(2,860)	(5,760)
Electric energy purchased for resale	(365,376)	(378,400)
Depreciation and amortization	(84,234)	(86,716)
Provision/operacional provision reversion	75,472	(44,293)
Rentals	(107,321)	(89,709)
Losses with clients	(126,053)	-
Others	(143,154)	74,522
	(1,092,938)	(1,113,990)
Result of Service	(235,402)	(341,303)
Financial Revenue (Expense)
Arrears on energy sold	22,532	18,758
Monetary variation – asset	-	2,248
Monetary variation – liability	(13)	(25)
Debt charges	(24,241)	(111,709)
Others	7,437	6,115
	5,715	(84,613)
Other revenues (expenses)	1,594	1,102
Operating Result	(228,093)	(424,814)
Loss before income tax and social contribution	(228,093)	(424,814)
Loss for the period	(228,093)	(424,814)
Loss per share – R$	(0.13)	(0.24)

Marketletter – September 2010

 R$ million

EBITDA		EBITDA Margin
9 months/10	9 months/09	9 months/10	9 months/09
(149.6)	(253.5)	(17.44%)	(32.81%)

Market Data

Energy generated

Plant	Installed Capacity - MVA	Energy generated – MWh		Beginning operation	End concession
		3rd qrt/10	3rd qrt/10
PARINTINS	25.2	23,852	67,324	23/12/1965	Undefined
ITACOATIARA	37.5	15,660	44,290	03/09/1966	Undefined
MANACAPURU	25.3	23,820	65,471	28/01/1967	Undefined
BARREIRINHA	3.7	2,333	6,492	13/06/1967	Undefined
COARI	26.1	17,458	48,659	29/09/1967	Undefined
MAUÉS	12.8	8,435	23,540	13/12/1967	Undefined
HUMAITÁ	13.1	10,220	28,791	22/07/2968	Undefined
URUCARÁ	5.5	2,881	8,265	17/06/1968	Undefined
BENJAMIN CONSTANT	7.3	4,297	12,408	25/08/1968	Undefined
TEFÉ	19.2	15,214	43,579	30/08/1968	Undefined
MANICORÉ	7.9	5,363	15,177	15/05/1969	Undefined
AUTAZES	6.5	4,456	12,843	20/06/1969	Undefined
CODAJÁS	7.5	3,838	11,120	19/09/1969	Undefined
EIRUNEPÉ	10	4,419	13,206	26/09/1969	Undefined
NOVA OLINDA DO NORTE	5.9	4,254	11,950	15/10/1969	Undefined
ATALAIA DO NORTE	1.5	1,147	3,451	04/03/1970	Undefined
BARCELOS	4.8	2,848	9,081	21/07/1970	Undefined
LÁBREA	6.9	5,537	15,803	17/08/1970	Undefined
SÃO PAULO DE OLIVENÇA	3.7	2,084	6,072	05/01/1971	Undefined
SANTO ANTÔNIO DO IÇÁ	3.1	2,299	7,114	06/01/1971	Undefined
CARAUARI	7	4,171	11,892	07/01/1971	Undefined
FONTE BOA	4.4	3,215	9,377	07/01/1971	Undefined
BOCA DO ACRE	11.1	5,526	16,428	22/02/1971	Undefined
SÃO GABRIEL DA CACHOEIRA	10.8	6,391	19,216	11/03/1971	Undefined
ITAPIRANGA	3.1	1,975	5,428	12/10/1971	Undefined
ANORI	4.3	2,376	6,822	13/10/1971	Undefined
SILVES	2.6	1,134	3,142	13/10/1971	Undefined
AUGUSTO MONTENEGRO	0.4	114	323	13/10/1971	Undefined
NHAMUNDÁ	2.5	1,976	5,704	06/11/1971	Undefined
TABATINGA	15.2	10,801	33,851	06/11/1971	Undefined
NOVO ARIPUANÃ	5.3	3,384	9,738	01/06/1972	Undefined
BORBA	7	4,197	11,539	01/05/1972	Undefined
SANTA ISABEL DO RIO NEGRO	3	1,474	4,311	26/10/1972	Undefined
JUTAÍ	3.2	2,620	6,974	01/05/1972	Undefined
NOVO AIRÃO	4	2,740	7,573	08/07/1973	Undefined
IPIXUNA	2.7	1,216	3,560	25/07/1973	Undefined
ENVIRA	3.9	1,789	5,457	31/08/1973	Undefined
CUCUÍ	0.6	166	510	15/10/1973	Undefined
JAPURÁ	0.2	64	202	25/10/1973	Undefined
MARAÃ	2.3	1,439	4,126	25/10/1973	Undefined
JURUÁ	2.8	995	2,882	23/10/1973	Undefined
TAPAUÁ	3.8	2,668	7,488	15/12/1973	Undefined
CANUTAMA	2.9	1,288	3,814	18/12/1973	Undefined
PAUINI	2.4	1,487	4,274	09/09/1974	Undefined
CAREIRO	2.1	1,974	5,551	11/09/1974	Undefined
AMATURÁ	1.8	959	2,783	04/11/1974	Undefined
ESTIRÃO DO EQUADOR	0.4	113	373	20/12/1974	Undefined
PALMEIRAS	0.4	115	330	23/12/1974	Undefined
IPIRANGA	0.4	126	377	01/01/1975	Undefined
VILA BITTENCOURT	0.4	116	454	24/12/1975	Undefined
IAUARETÊ	1	435	1,160	01/04/1975	Undefined
SÃO SEBASTIÃO DO UATUMÃ	3.3	1,159	3,855	01/04/1975	Undefined
TONANTINS	2.4	1,672	4,885	01/04/1975	Undefined
ALVARÃES	2.2	1,442	4,233	05/05/1975	Undefined
BERURI	3	2,041	5,676	24/12/1975	Undefined
CAAPIRANGA	1.8	1,187	3,330	20/01/1975	Undefined
UARINI	2	1,299	3,855	04/02/1976	Undefined
URUCURITUBA	3.3	1,651	4,670	20/01/1975	Undefined
PEDRAS	0.6	240	692	15/08/12976	Undefined
ANAMÃ	1.7	1,045	3,028	01/01/1976	Undefined
ITAMARATI	2.2	856	2,452	20/02/1976	Undefined

Marketletter – September 2010

CASTANHO	13.7	8,661	24,152	20/12/1979	Undefined
RIO PRETO DA EVA	4.8	5,133	13,092	10/06/2004	Undefined
LIMOEIRO	2.1	853	2,461	12/11/1982	Undefined
BOA VISTA DO RAMOS	3	1,740	5,234	11/03/1986	Undefined
MANAQUIRI	1.8	2,221	5,638	19/06/1984	Undefined
CAVIANA	0.4	253	673	14/07/1986	Undefined
CAMPINAS	0.4	137	400	15/07/1986	Undefined
CAIAMBÉ	0.5	205	704	02/08/1976	Undefined
MURITUBA	0.2	77	213	04/08/1986	Undefined
APUÍ	5.4	3,375	9,833	25/09/1986	Undefined
MOCAMBO	0.9	284	810	06/03/1’987	Undefined
BELÉM DO SOLIMÕES	0.8	288	835	12/03/1987	Undefined
ITAPEAÇÚ	0.9	289	830	06/03/1987	Undefined
CABORÍ	0.8	301	817	02/09/1992	Undefined
CAMETÁ	0.6	272	782	28/09/1992	Undefined
SACAMBÚ	0.4	173	505	23/12/1992	Undefined
NOVO REMANSO	1.7	2,032	5,480	16/08/1998	Undefined
TUIUÉ	0.7	198	557	05/09/1998	Undefined
JACARÉ	0.4	210	602	23/08/1998	Undefined
NOVO CÉU	0.9	661	1,915	26/08/1998	Undefined
ZÉ AÇÚ	0.2	85	253	24/09/1998	Undefined
VILA AMAZÔNIA	0.7	390	976	24/09/1998	Undefined
AXINIM	0.4	183	573	01/10/1998	Undefined
VILA URUCURITUBA	0.4	138	381	15/05/1999	Undefined
ARARA	0.2	123	365	14/04/2000	Undefined
FEIJOAL	0.7	214	587	18/02/2000	Undefined
LINDOIA	0.5	550	1,564	01/07/2000	Undefined
MOURA	0.7	115	338	14/04/2004	Undefined
BETÂNIA	0.2	119	196	17/07/2006	Undefined
VILA DE MATUPÍ	0.5	190	264	10/08/2006	Undefined
SANTA RITA WELL	0.2	122	417	26/11/2006	Undefined
PARAUÁ	0.9	939	2,512	13/09/2003	Undefined
SANTANA	0.2	144	206	27/07/2005	Undefined
SUCUNDURI	0.9	308	837	09/10/2006	Undefined
BELO MONTE	0.3	168	489	09/10/2006	Undefined
VILA DE ALTEROSA	0.1	72	120	09/10/2006	Undefined
AUXILIADORA	0.2	87	148	09/10/2006	Undefined
UHE Balbina	250	235,112	638,511	01/1989	01/03/2027
UTE Aparecida	198	165,790	505,766	02/1984	Undefined
UTE Mauá	452.8	507,234	1,535,042	04/1973	Undefined
UTE Electron(*)	120	75,336	229,593	06/2005	Undefined
UT CO**	17.6	38,101	51,003	13/08/2008	Undefined
UT AS**	41.6	74,886	115,614	11/2/2008	Undefined
UT FO**	90.6	156,712	374,105	16/08/2008	Undefined
Total	1,585,40	1,524,529	4,222,362

* Unit belongs to Eletrobras Eletronorte,

Electric energy purchased for resale

	3rd qrt/10	9 months/10
MWh	667,453	1,964,708
R$ million	122.8	365.4

Energy sold

	3rd qrt/10		9 months/10
Distribution	R$ million	MWh	R$ million	MWh
Residencial	125.5	344,850	349.8	967,372
Industrial	130.4	422,052	367.2	1,216,107
Commercial	94.9	244,549	271.1	695,136
Rural	2.5	11,912	7.0	32,995
Public authority	44.0	115,054	123.3	320,573
Public Ilumination	5.8	29,013	17.1	87,035
Public Service	12.7	48,566	37.7	145,859
Total	415.8	1,215,996	1,173.2	3,465,077

Fuel for production of electric energy

		3rd qrt/10		9 months/10
Type	Metric unit	Quantity	R$ million	Quantity	R$ million
Óil	liter	301,839	649	1,350,705	1,729.5

Losses  - %

3rd qrt/10		9 months/10
Technical	Technical	Técnica	Comercial
1.0	41.3	2.14	40.6

Marketletter – September 2010

Extension of transmission line – 09/30/10

Item	Line	Tension level Kv	Extension Km	Date of energization
1	MNSJ-LT4-01	69,0	7,335	4-fev-01
2	MNMU-LT4-01	69,0	11,815	13-out-91
3	MNDI-LT4-01	69,0	4,684	13-out-91
4	MNDI-LT4-02	69,0	4,684	11-nov-06
5	MNVO-LT4-01	69,0	1,160	13-out-91
6	MNVO-LT4-02	69,0	1,160	13-out-91
7	MNCC-LT4-01	69,0	6,112	26-jul-92
8	MNSG-LT4-01	69,0	6,649	28-set-97
9	MNSG-LT4-02	69,0	7,277	12-out-97
10	MNFL-LT4-01	69,0	4,460	11-fev-89
11	MNFL-LT4-02	69,0	4,581	18-nov-01
12	MNFL-LT4-03	69,0	4,842	2-dez-07
13	MNCD-LT4-01	69,0	7,463	1-jan-96
14	MNSO-LT4-01	69,0	9,516	19-mar-05
15	FLRE-LT04-01	69,0	1,469	30-nov-08
16	REPN-LT04-01	69,0	4,515	30-nov-08
17	FLPN-LT4-01	69,0	5,953	2-dez-07
18	ADPN-LT4-01	69,0	8,610	15-jul-83
19	ADSG-LT4-01	69,0	3,795	2-fev-97
20	ADCC-LT4-01	69,0	3,994	23-mar-05
21	ADEP-LI4-01	69,0	0,153	23-nov-99
22	MUDI-LT4-01	69,0	7,480	30-abr-77
23	MUDI-LT4-02	69,0	5,541	12-abr-99
24	MUDD-LT4-01	69,0	4,122	29-nov-97
25	MUDD-LT4-02	69,0	4,107	7-mar-04
26	MUCC-LT4-01	69,0	9,388	6-fev-05
27	MUCD-LT4-01	69,0	17,194	20-ago-06
28	MUMG-LT4-01	69,0	0,533	22-fev-04
29	MUMG-LT4-02	69,0	0,226	29-fev-04
30	MUEP-LI4-01	69,0	0,200	7-mar-04
31	MGSJ-LT4-01	69,0	8,922	9-mar-04
32	MGCE-LI4-01	69,0	12,303	9-jul-04
33	ETMU-LI4-01	69,0	0,357	1-jan-81
34	DICE-LT4-01	69,0	7,723	17-mar-96
35	DDCC-LT4-01	69,0	7,422	29-nov-97
36	SGCC-LT4-01	69,0	3,980	2-fev-97
37	SOSV-LT4-01	69,0	5,326	19-mar-05
38	PSIB-LT4-01	69,0	18,043	17-jun-06
39	FLAB-LI4-01	69,0	0,161	16-mar-03

Item	Line	Tension level Kv	Extension Km	Date of energization
1	BACR-LT6-01	230.0	158.513	6-nov-06
2	MNCR-LT6-01	230.0	22.704	6-nov-06
3	RTFG-LI6-01	230.0	0.129	13-set-98
4	BAMN-LT6-02	230.0	180.344	9-mai-89
5	BABA-LT6-01	230.0	0.590	20-fev-89
6	BABA-LT6-02	230.0	0.635	15-mar-89
7	BABA-LT6-03	230.0	0.635	24-abr-89
8	BABA-LT6-04	230.0	0.680	13-set-89
9	BABA-LT6-05	230.0	0.680	24-jul-89

DEC- Duration of interruptions - in hours

3rd qrt/10	9 months/10
22.18	52.06

FEC – Frequency of interruptions – Number of outages

3rd qrt/10	9 months/10
16.59	43.77

TMA – Average response time – in minutes

3rd qrt/10	9 months/10
160.64	148.20

Marketletter – September 2010

Average tariff – R$/MWh

3rd qrt/10	9 months/10
341.11	337.60

Main investments - R$ million

Project	3rd qrt/10	9 months/10
Distribution	87,7	187,3
Generation	36,9	92,4
Others	16,4	37,6
Total	141,0	317,3

Loans and Financing – R$ million

Creditor	09/30/10	Due date	Currency
Eletrobras	428	12/2020	REAL

Energy Purchase Agreement

	2010	2011	2012	2013	2014	2015	After 2015 (2016-2018)
R$	866,136,310.82	950,889,637.48	995,817,361.93	1,039,504,689.39	1,086,723,069.08	1,136,184,016.67	4,067,597,058.05
MWh	2,666,385.46	2,666,385.46	2,679,120.00	2,671,800.00	2,671,800.00	2,671,800.00	8,915,921.77

Contract obligations – 09/30/10– R$ million

Loans and Financing	2011	2012	2013	2014	2015	Após 2015
	83	88	88	62	38	69

Default – more than  120 days – on 09/30/10 – R$

Class	Total
Industrial	93,346,703.84
Residencial	55,923,732.77
Commercial	37,651,759.00
Other	56,311,642.53
Total	243,233,838.14

Number of employees – 09/30/10

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
878	111	277	266	470	295	2,297

Department	Number of employees
Field	1,706
Administrative	591

Complementary work force – 09/30/10

Contracted	Other
1,706	18

Marketletter – September 2010

Balance Sheet for the period ended on September 30

(R$ thousand)

Assets	2010	2009
Current Assets
Cash and banks	11,317	12,534
Consumers	95,243	77,094
Provision for credits of questionable liquidation	(22,983)	(31,385)
Stored materials	2,548	3,261
Taxes to recover	5,062	3,770
Acquisition of fuel on account of Fuel consumption account - CCC	13,575	12,075
Expenses paid in advance	7,922	8,247
Low-income social tariff	815	870
Other credits	11,121	9,313
	124,620	95,779
Non-Current Assets
Long-term assets
Taxes to recover	2,012	777
Legal deposits	6,034	5,598
Affiliates, controlled and parent co’s	-	21,323
Other debtors	-	12,367
Bond and credits to receive	12,493	3,022
Provision for credits of questionable liquidation	(12,697)	(3,022)
Other credits	567	567
	8,409	40,632
Investments	838	838
Property, plant and equipment	268,668	277,073
Intangible	4,710	2,833
	282,625	321,376
Total Assets	407,245	417,155

Marketletter – September 2010

(R$ thousand)

Liabilities and Stockholders’ Equity	2010	2009
Current Liabilities
Suppliers	36,646	32,844
Taxes and social contributions	10,404	7,779
Loans and financing	37,802	8,778
Estimated obligations	1,625	2,129
Regulatory Charges	1,745	620
Complementary pension fund	1,171	-
Investment program	13,923	11,258
Provisions for contingencies	430	4,062
Other	5,833	3,510
	109,579	70,980
Non-Current Liabilities
Suppliers	-	12,367
Loans and financing	15,532	32,782
Fuel consumption account - CCC and Sales Taxes on Fuel	32,717	32,717
Transferred goods from Eletronorte	136,490	177,112
Complementary security fund	4,852	-
Other	98	63
	189,689	255,041
Stockholders’ Equity
Social Capital	64,590	64,590
Capital Reserve	4,277	4,277
Accumulated Results	(141,457)	(124,401)
	(72,590)	(55,534)
Resources for capital increase	180,567	146,668
	107,977	91,134
Total Liabilities and Stockholders’ Equity	407,245	417,155

Marketletter – September 2010

Statement of Income for the period ended on September 30
(R$ thousand)

	2010	2009
Operating Revenue
Supply of electric energy	201,018	195,065
Other revenues	19,088	18,244
	220,106	213,309
Deductions to Operating Revenue
ICMS tax	(44,853)	(42,940)
Social contribution - COFINS	(16,779)	(16,447)
Social contribution - PASEP-PIS	(3,687)	(3,571)
Global Reversion Reserve	(4,461)	(1,235)
Energetic Efficiency Project - PEE	(740)	(700)
Research and Development	(677)	(731)
Fuel consumption account - CCC	(4,352)	(3,845)
Energetic development account - CDE	(4,359)	-
	(79,908)	(69,469)
Net Operating Revenue	140,198	143,840
Cost of electric energy service
Cost with energy
Electric energy purchased for resale	(87,131)	(68,010)
Cost of operation
Personnel	(3,322)	(2,861)
Material	(206)	(157)
Third party services	(8,126)	(8,511)
Raw material for production of electric energy	(65,826)	(61,963)
Recovery of expenses – raw material consumed under Fuel consumption account - CCC/ Energetic development account - CDE	58,381	55,118
Depreciation/Amortization	(6,258)	(11,466)
Credit losses of ICMS	(1,484)	(1,746)
Others	710	40
	(113,262)	(99,556)
Gross Operating Income	26,936	44,284
Operating Expenses
Expenses with sales	(12,095)	(18,807)
Administrative and general expenses	(13,685)	(9,841)
	(25,780)	(28,648)
Result of Service	1,156	15,636
Financial Result
Financial revenues	12,264	927
Financial expenses	(7,584)	(7,428)
Result before income tax and social contribution	5,836	9,135
Income tax and social contribution provision	(2,211)	(2,735)
Result before participation	3,625	6,400
Employees	(1,241)
Net income (loss) for the period	2,384	6,400
Net income (loss) per shares	0.04	0.12

Marketletter – September 2010

R$ million

EBITDA		EBITDA Margin
9 months/10	9 months/09	9 months/10	9 months/09
7.4	27.1	5.29%	18.84%

Market Data

Electric energy purchased for resale

	3rd qrt/10	9 months/10
MWh	221,601	669,046
Eletrobras System	179,415	513,837
Other	42,186	155,209

Energy sold

	3rd qrt/10		9 months/10
Distribution	R$ million	MWh	R$ million	MWh
State utilities	26	37,037	43	108,490
Industrial	5	9,411	13	26,181
Residential	56	76,285	104	224,675
Commercial	20	35,650	54	104,772
Other	25	13,380	61	38,873
Total	132	171,763	275	502,991

Fuel for production of electric energy

		3rd qrt/10		9 months/10
Type	Metric unit	Quantity	R$ million	Quantity	R$ million
DIESEL	L	9,255,218	23	26,966,259	66

Losses  - %

3rd qrt/10		9 months/10
Technical	Commercial	Technical	Commercial
11.86	10.63	11.86	12.96

DEC- Duration of interruptions - in hours

3rd qrt/10	9 months/10
11.52	33.15

FEC – Frequency of interruptions – Number of outages

3rd qrt/10	9 months/10
11.46	34.70

TMA – Average response time – in minutes

3rd qrt/10	9 months/10
272.99	385.78

Extension of distribution lines (km)

Tension

AT+BT urban	AT+BT rural
1,808.74	12,644.96

Average tariff – R$/MWh

3rd qrt/10	9 months/10
325.49	321.30

Main investments - R$ million

Project	3rd qrt/10	9 months/10
Distribution	15	40
Installation of urban distribution system	2	4
Luz para todos (Light for All)	12	33
Maintenance of energy distribution system	1	3
Other	1	1
Total	16	41

Marketletter – September 2010

Loans and Financing – R$ million

Creditor	Balance on 09/30/10	Due date	Currency
Eletrobras	53	30/10/15	R$

Loans and	2010	2011	2012	2013	2014	2015	After 2015
Financing	53	10	9	8	7	5	5

Energy Purchase Agreement	2011	2012	2013	2014	2015	After 2015
MWh	983,192	1,049,375	1,118,178	1,184,898	1,220,898	6,364,491
R$ million	114.45	122.16	130.17	137.93	140.91	524.48

Default – more than  120 days – on 09/30/10

Class	R$ million
Industrial
Residential	1
Commercial	1
Other	2
Total	4

Number of employees – 09/30/10

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	Over 25	Total
97	6			69	93	265

Department	Number of employees
Field	114
Administrative	151

Complementary work force – 09/30/10

Contracted	Other (*)
3	3

(*) Employees from others companies of the Eletrobras System

Marketletter – September 2010

Balance Sheet for the period ended on September, 30

(R$ thousand)

	2010	2009
Assets
Current Assets

Cash and banks	18,196	22,485
Consumers and concessionaires	392,446	377,800
Program for reduction of electric energy consumption	4,466	4,466
Tariff charges	885	940
Free energy	3,267	8,986
Debtors	1,756	4,680
Taxes and social contributions to compensate	5,279	11,897
Social tariff for low-income consumers	8,926	10,170
(-) Provision for credits of questionable liquidation	(217,722)	(140,154)
Stored materials	7,147	4,234
Other credits	22,305	14,557
Regulatory assets	42,249	40,686
	289,200	360,747
Non-Current Assets
Consumers	144,359	110,752
Taxes and social contributions to compensate	3,132	3,198
(-) Provision for credits of questionable liquidation	(11,301)	(3,405)
Collaterals and tied deposits	4,329	3,911
Deposits linked to litigations	27,932	25,940
Others	12,347	8,105
Regulatory assets	4,257	3,405
	185,055	151,906
Investments	168	168
Property, plant and equipment - net	387,106	329,764
Intangible	7,280	790
	579,609	482,628
Total Assets	868,809	843,375

Marketletter – September 2010

(R$ thousand)

Liabilities	2010	2009
Current Liabilities

Suppliers	55,620	45,964
Program for the reduction of electric energy consumption	2,410	2,410
Tariff charges	524	608
Payment-roll	5,355	13,711
Taxes and social contributions	27,364	64,773
Loans and financing	72,534	48,999
Employees benefits	18,853	0
Regulatory liabilities	21,427	19,064
Provision for vacations and social charges	12,498	12,233
Regulatory taxes	7,833	3,635
Program for energy efficiency	23,554	5,883
Others	31,869	28,234
	279,841	245,514
Non-Current Liabilities

Taxes and social contributions	13,420	17,326
Loans and financing	156,994	373,970
Provision for contingencies	73,775	32,496
Program for the reduction of electric energy consumption	7,493	24,103
Other obligations	18,628	19,998
	270,310	467,893
Stockholders’ Equity

Social Capital	218,393	218,393
Accrued losses	(430,598)	(329,602)
	(212,205)	(111,209)
Resources for capital increase	530,863	241,177
Net Liabilities (Uncovered liability) plus Resources for capital increase	318,658	129,968
Total Liabilities	868,809	843,375

Marketletter – September 2010

Statement of Income for the period ended on September, 30
(R$ thousand)

	2010	2009
Operating Revenue
Supply and gross supply of electric energy	469,511	504,328
Social tariff for low-income consumers	40,336	47,773
Electric grid availability revenue	119,026	115,972
Other revenues	6,509	5,082
	635,382	673,155
Deductions to Operating Revenue
ICMS tax on sale of electric energy	(122,483)	(133,198)
Social contribution - COFINS	(31,227)	(31,441)
Social contribution - PASEP	(6,866)	(6,800)
Global Reversion Reserve	(4,560)	(3,302)
Consumer charge - Energetic Efficiency Project - PEE	(2,216)	(2,397)
Consumer charge - Energetic development account - CDE	(3,930)	(3,197)
Consumer charge - Fuel consumption account - CCC	(15,759)	(14,062)
Consumer charge –Research and Development	(2,215)	(2,366)
Other - ICMS	(1,329)	0
Others	(102)	(65)
	(190,687)	(196,828)
Net Operating Revenue	444,695	476,327
Cost of electric energy service
Cost with energy
Electric energy purchased for resale	(242,467)	(198,419)
Charge on the use of transmission grid	(24,095)	(34,073)
	(266,562)	(232,492)
Cost of operation
Personnel	(79,132)	(78,167)
Material	(2,326)	(3,222)
Third party services	(21,757)	(17,458)
Depreciation and amortization	(18,943)	(23,433)
Others	(3,924)	(3,370)
	(126,082)	(125,650)
Total cost services rendered	(392,644)	(358,142)
Gross Income	52,051	118,185

Operating Expenses
Expenses with sales	(20,957)	(37,477)
Administrative and general expenses	(66,924)	(55,115)
Other Revenues (Expenses) net	(1,371)	(1,262)
	(89,252)	(93,854)
Operating Result	(37,201)	24,331
Financing result	15,256	(23,357)
Result before taxes	(21,945)	974
Provision for social contribution on net income	0	(278)
Provision for income tax	0	(398)
Net income (loss) for the period	(21,945)	298
Shares in circulation at the end of the period (in thousands)	353,327	353,327
Net income (loss) per share – R$	(0.0621)	0.0008

Marketletter – September 2010

 R$ million
EBITDA		EBITDA Margin
9 months/10	9 months/09	9 months/10	9 months/09
(18.3)	47.8	(4.11%)	10.03%

Market Data

Electric energy purchased for resale

	3rd qrt/10	9 months/10
MWh	944,343	2,854,546
Eletrobras	566,606	1,712,728
Other	377,737	1,141,818
R$ million	83,695	242,467
Eletrobras	43,161	130,660
Other	40,534	111,807

Energy sold

	3rd qrt/10		9 months/10
Distribution	R$ million	MWh	R$ million	MWh
Residential	60	215,307	195	687,583
Industrial	24	119,531	67	351,728
Commercial	39	122,477	121	392,447
Rural	4	113,812	14	92,580
Government	8	28,839	27	95,250
Public illumination	6	34,019	17	101,996
Public service	7	40,318	22	125,780
Total	148	574,303	463	1,847,634

Losses  - %

3rd qrt/10		9 months/10
Technical	Commercial	Technical	Commercial
8.42	22.49	8.42	22.33

DEC- Duration of interruptions - in hours

3rd qrt/10	9 months/10
4.9770	16.0766

FEC – Frequency of interruptions – Number of outages

3rd qrt/10	9 months/10
3.3830	10.6066

TMA – Average response time – in minutes

3rd qrt/10	9 months/10
128	131

Average tariff – R$/MWh

3rd qrt/10	9 months/10
260.12	253.36

Main investments - R$ million

Project	3rd qrt/10	9 months/10
Distribution	31	73
Citizen energy	18	46
Northeastern region energy	13	27
Other	2	5
Total	33	78

Loans and Financing – R$ million

Creditor	Balance on 09/30/10	Due date	Currency
ELETROBRAS	179	2021	REAL
FACEAL	31	2015	REAL
BNDES	1	2013	REAL
BIC BANCO	13	2012	REAL
BANCO DO BRASIL	5	2010	REAL
LLOYDS BANK	1	2024	DÓLAR

Marketletter – September 2010

Contract obligations on 09/30/10 – R$ million

Loans and Financing	2010	2011	2012	2013	2014	2015	After 2015
Local currency	73	29	31	29	24	13	30
Foreign currency	1	0	0	0	0	0	1

Energy Purchase Agreement	2010	2011	2012	2013	2014	2015	After 2015
MWh	3,931,845	4,019,366	4,124,886	4,336,777	4,373,247	4,413,787	4,413,787
R$ thousand	326,343	333,607	342,365	359,952	362,979	366,344	366,344

Default – more than 120 days – on 09/30/10

Class	R$ million
Residential	7
Industrial	57
Commercial	12
Rural	28
Government	6
Public ilumination	11
Other	1
Total	122

Number of employees – 09/30/10

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
497	01		108	213	386	1,205

Department	Number of employees
Field	468
Administrative	737

Complementary work force – 09/30/2010

Contracted	Other
09

Marketletter – September 2010

Balance Sheet for the period ended on September, 30

(thousand R$)

Assets	2010	2009
Current Assets
Cash and banks	68,395	27,741
Consumers	372,576	330,034
Provision for credits of questionable liquidation	(224,960)	(174,046)
Electric energy credits - installments	65,135	67,529
Regulatory assets	7,257	27,132
Low-income consumption – subsidies to receive	8,986	12,073
Taxes to compensate	14,543	7,354
Stored materials	12,988	9,238
Other credits	13,849	6,968
	338,769	314,023
Non-Current Assets
Electric energy credits - installments	50,325	11,814
Provision for credits of questionable liquidation	(869)	-
Emergency program for reduction of electric energy consumption	178	178
Taxes to compensate	3,644	3,538
Legal deposits	25,482	49,438
Others	940	127
	79,700	65,095
Investments	146	146
Property, plant and equipment	422,404	317,689
Intangible	8,310	7,202
	430,860	325,037
Total Assets	849,329	704,155

Marketletter – September 2010

Liabilities and Stockholders Equity	2010	2009
Current Liabilities
Suppliers	63,204	77,197
Free energy	7,898	2,163
Payment-roll	1,895	12,059
Loans and financing	67,300	69,614
Regulatory taxes	25,977	31,918
Private security fund	10,094	8,509
Taxes and contributions	38,119	30,609
Extraordinary installment	-	15,325
Estimated obligations	16,292	14,344
Provision for contingencies	(25)	53,497
Other payable accounts	28,523	3,150
	259,277	318,385
Non-Current Liabilities
Free energy	-	20,961
Loans and financing	364,407	550,652
Private security fund	84,056	92,531
Taxes and contributions	18,909	-
Provision for contingencies	69,418	-
Regulatory taxes	15,437	-
Other payable accounts	870	1,279
	553,097	665,423
Stockholders Equity
Social Capital	375,023	375,023
Capital Reserves	31,536	31,536
Accumulated losses	(1,283,333)	(1,196,820)
Resources for capital increase	913,729	510,608
	36,955	(279,653)
Total Liabilities and Stockholders Equity	849,329	704,155

Marketletter – September 2010

Statement of Income for the period ended on September, 30

(R$ thousand)

Operating Revenue	2010	2009
Supply of electric energy	686,880	595,433
Use of grid and short-term energy	14,371	23,716
Other revenues	7,718	9,458
	708,969	628,607
Deductions to Operating Revenue
Service tax - ICMS	(142,112)	(119,132)
Social contribution - COFINS	(54,895)	(47,738)
Social contribution - PIS/PASEP	(11,922)	(10,367)
Global Reversion Reserve	(1,547)	(2,695)
Consumer charge	(23,588)	(14,869)
ISS	(3)	(73)
	(234,067)	(194,874)
Net Operating Revenue	474,902	433,733
Cost with electric energy
Cost with electric energy	(251,200)	(187,642)
Cost with operation	(99,699)	(84,238)
	(350,899)	(271,880)
Gross Operating Result	124,003	161,853
Operating Expenses
Expenses with sales	(59,621)	(56,537)
Administrative and general expenses	(63,459)	(86,093)
Other operating expenses	(327)	(1,506)
	(123,407)	(144,136)
Operating result	596	17,717
Financing result
Income from financial applications	3,983	1,715
Arrears – energy sold	10,072	10,256
Debt charges	(24,568)	(43,029)
Debt monetary variation	(7,887)	(19,421)
Other	3,503	(4,154)
	(14,897)	(54,633)
	(14,301)	(36,916)
Loss for the period	(14,301)	(36,916)
Loss per share	(0.00055)	(0.00141)

Marketletter – September 2010
  R$ million
EBITDA		EBITDA Margin
9 months/10	9 months/09	9 months/10	9 months/09
0.6	17.7	0.13%	4.08%

Market Data

Electric energy purchased for resale

	3rd qrt/10	9 months/10
MWh	1,842,675	3,467,685
R$ million	112.584	251.200

Energy sold

	3rd qrt/10		9 months/10
Distribution to	R$ million	MWh	R$ million	MWh
State utilities	37,670	106,503	107,664	310,901
Industrial	20,296	65,889	56,000	186,626
Residential	121,624	246,116	354,336	721,289
Commercial	52,170	113,001	151,162	330,908
Other	11,984	27,681	17,717	69,330
Total	243,744	559,190	686,879	1,619,054

Losses  - %

3rd qrt/10		9 months/10
Technical	Commercial	Technical	Commercial

DEC- Duration of interruptions - in hours

3rd qrt/10	9 months/10
6.97	28.96

FEC – Frequency of interruptions – Number of outages

3rd qrt/10	9 months/10
6.90	23.15

TMA – Average response time – in minutes

3rd qrt/10	9 months/10
209	223

Extension of distribution lines (km) – 09/30/10

AT + BT urban	AT + BT rural
12,647	33,080

Average tariff – R$/MWh

3rd qrt/10	9 months/10
312.32	311.39

Main Investments - R$ million

Project	3rd qrt/10	9 months/10
Distribution	2.59	10.51
Transmission	5.46	10.14
Light for all	74.90	157.95
Other	0.46	2.79
Total	83.41	181.39

Loans and Financing – R$ million

Creditor	Balance on 09/30/10	Due date	Currency
Eletrobras	352,426	2017	RGR/FINEL
B BRASIL/ROL	2,821	2014	IGPM
BB/MORGAN	7,370	2024	DOLAR
CHESF	69,091		IGPM

Marketletter – September 2010

Contract obligations on 09/30/10

Loans and Financing– R$ million	2011	2012	2013	2014	2015 and After
	57,485	56,233	74,975	93,719	94,898

Energy Purcahse Agreement	2010	2011	2012	2013	2014	2015	After 2015
MWh	3,467,685	4,040,605	4,523,977	3,088,899	2,599,428	2,035,284	35,866,965
R$	263,396,685.66	348,191,258.08	478,330,783.87	410,712,334.16	358,331,163.13	296,846,170.34	5,231,196,793.71

Default – more than  120 days – on 09/30/10

Class	R$ million
Industrial	29,919
Residential	714
Commercial	15,843
Other	138,871
Total	184,987

Number of employees – 09/30/10

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
326	0	1	14	243	748	1,332

Department	Number of employees
Field	684
Administrative	648

Complementary work force – 09/30/10

Contracted	Other
1,210	9

 (*) Employees from others companies of the Eletrobras System

Marketletter – September 2010

Balance Sheet for the period ended on September, 30

(R$ thousand)

Assets	2010	2009
Current Assets
Cash and banks	15,810	15,028
Open-market applications	70,314	53,306
Light for All Project – related funds	314	29
Consumers	198,500	184,734
Electric energy credits in installments	35,089	28,428
Debtors	7,499	1,414
(-) Provision for credits of questionable liquidation	(105,949)	(75,019)
Services in course	8,661	7,279
Taxes to compensate	7,004	6,203
CCC	38,196	21,814
Stored materials	20,623	6,639
Low-income social tariff	2,149	1,251
Collaterals and linked deposits	24,213	-
Regulatory assets	32,697	15,215
Expenses paid in advance	2,028	5,739
Sales/Expenses to be reimbursed	1,669	1,403
Other credits	1,643	5,692
	360,460	279,155
Non-Current Assets
Consumers	9,911	11,211
Electric energy credits in installments	45,797	63,654
Collaterals and linked deposits	4,385	9,120
Taxes to compensate	3,606	8,105
Transfered goods to Amazonas Energia	5,795	-
Goods for sale	9,758	9,758
CCC	150,310	-
Expenses paid in advance	10,537	12,543
Other credits	5,461	2,567
Investments	1,833	1,836
Property, plant and equipment - net	422,739	354,778
Intangible	4,089	3,707
	674,221	477,279
Total Assets	1,034,681	756,434

Marketletter – September 2010

 (R$ thousand)

Liabilities and Stockholders’ Equity	2010	2009
Current Liabilities
Suppliers	250,287	55,725
Pay-roll	4,363	1,017
Taxes to collect	17,746	20,255
Loans and financing	11,669	48,609
Provision for Contingencies	16,498	-
Estimated obligations	10,605	8,339
Regulatory liabilities	243	-
Compensation account of the variation of values of items of Part “A” - CVA	18,251	18,251
Regulatory taxes	8,607	11,705
CCC – Diesel reimbursement	5,386	1,757
Others	20,004	12,829
	363,659	178,487
Non-Current Liabilities
Loans and financing	93,679	427,542
Provision for Contingencies	15,664	15,431
Refund CCC acount	36,790	36,503
Taxes to collect	3,327	3,739
Purchase of energy – Interconected transmission system	99,178	-
Purchase of goods from Eletronorte	101,995	-
Regulatory taxes	19,670	6,872
CCC – Refund of oil for specific uses	14,254	18,601
	384,557	508,688

Stockholders’ Equity (not covered)
Social Capital	362,732	362,732
Capital Reserves	48,456	48,239
Accrued losses	(1,255,100)	(1,237,271)
	(843,912)	(826,300)
Resources for capital increase	1,130,377	856,003
	286,465	29,703
Total Liabilities and Stockholders’ Equity	1,034,681	716,878

Marketletter – September 2010

 Statement of Income for the period ended on September, 30

(R$ thousand)

	2010	2009
Operating Revenue
Supply of electric energy	559,134	594,603
Other revenues	3,988	3,901
	563,122	598,504
Deductions to Operating Revenue
ICMS tax	(87,439)	(92,962)
Social contribution - COFINS	(41,241)	(43,701)
Social contribution - PASEP-PIS	(8,929)	(9,496)
Global Reversion Reserve	(4,695)	(2,623)
ISS	-	(52)
Fuel consumption account - CCC	(13,951)	(9,886)
CDE	(13,504)	-
Proinfa	(8,360)	-
Research and Development – Law 12.111/2009 – Federal Government	(1,163)	-
Energetic Efficiency Project - PEE	(1,938)	(2,139)
Research and Development	(1,915)	(2,139)
	(183,135)	(162,998)
Net Operating Revenue	379,987	435,506
Cost of electric energy service
Cost with energy
Electric energy purchased for resale	(223,104)	(259,475)
Cost of operation
Personnel	(14,676)	(11,772)
Material	(841)	(2,047)
Third party services	(25,518)	(24,719)
Raw material for production of electric energy	(80,704)	(81,503)
Recovery of expenses – CCC	76,189	70,232
Depreciation/Amortization	(17,619)	(17,919)
Others	(864)	(623)
	(64,033)	(68,351)
Cost of third party services	(287,137)	(327,826)
Operating Income	92,850	107,680
Operating Expenses
Expenses with sales	(60,224)	(45,656)
Administrative and general expenses	(67,796)	(55,477)
	(128,020)	(101,133)
Result of Service	(35,170)	6,547
Operating Result
Other revenues	1,565	57
Other expenses	(1,347)	(82)
	218	(25)
Financial Revenues (Expenses)
Income from financial applications	6,830	823
Arrears on energy sold	14,088	17,755
Debt charges	(6,264)	(42,046)
Monetary variations	2,960	6,490
Others	(358)	(109)
Financing result	17,256	(17,087)
Net income for the period	(17,696)	(10,565)

Marketletter – September 2010

R$ million

EBITDA		EBITDA Margin
9 months/10	9 months/09	9 months/10	9 months/09
(17.3)	24.4	(4.56%)	5.61%

Market Data

Electric energy purchased for resale

	3rd qrt/10	9 months/10
MWh	798,548	2,298,078
R$ million	80.89	223.10

Energy sold

	3rd qrt/10		9 months/10
Distribution	R$ million	MWh	R$ million	MWh
State utilities	4.42	21,060	12.90	62,602
Industrial	34.69	102,317	94.66	289,892
Residential	75.99	199,962	221.17	573,860
Commercial	48.52	120,499	136.29	347,863
Other	33.34	106,168	95.94	309,335
Non-invoiced income	3.42	0	-1.83	0
Total	200.38	550,006	559.13	1,583,552

Fuel for production of electric energy

		3rd qrt/10		9 months/10
Type	Metric unit	Quantity	R$ million	Quantity	R$ million
Diesel	M3	18,284	28.84	50.32	80.70

Total  losses  - %

3rd qrt/10	9 months/10
Commercial
31.10	30.82

DEC- Duration of interruptions - in hours

3rd qrt/10	9 months/10
8.69	22.61

FEC – Frequency of interruptions – Number of outages

3rd qrt/10	9 months/10
7.30	21.79

TMA – Average response time – in minutes

3rd qrt/10	9 months/10
198.59	168.00

Extension of distribution lines (km) – 09/30/10

Voltage (kV)

138kv	69kv	34,5kv	13,8kv Urb,	13,8kv Rural	Total
359	339	548	11,655	27,100	40,001

Average tariff – R$/MWh

3rd qrt/10	9 months/10
304.21	296.51

Main investments - R$ million

Project	3rd qrt/10	9 months/10
Distribution	47.49	113.12
Rural Expansion of the distribution Light for All	30.73	82.54
Expansion of Urban distribution	0.71	2.61
Maintenance of the distribution system	2.52	11.54
Maintenance of transmission system	4.14	4.16
Isolated system - energy	0	0.02
Modernization – Distribution and Comercialization System	1.20	3.08
Expansion of the Distribution System	8.19	9.17
Infrastructure and suport	0.69	2.21
Maintenance of real estate	0.29	0.71
Maintenance of real estate. vehicles. machinery and equipment	0.43	0.83
Maintenance of info assets	-0.03	0.67
Total	48.18	115.33

Marketletter – September 2010

Loans and Financing – R$ million

Creditor	Balance on 09/30/10	Due date	Currency
Eletrobras	105.35	2021	REAL

Contract obligations on 09/30/10 – R$ million

Loans and Financing	2011	2012	2013	2014	2015	After 2015
	15.79	15.95	16.31	12.05	9.54	35.71

Energy Purchase Agreement	2010	2011	2012	2013	2014	2015	After 2015
MWh	2,921,395	3,186,896	3,459,387	3,638,122	3,990,539	4,159,078	18,855,115
R$ million	356.59	388.99	422.25	444.07	487.09	507.66	2.301.46

Default – more than  120 days – on 09/30/10

Class	R$ million
Industrial	7.85
Residential	4.30
Commercial	4.16
Other	88.97
Total	105.28

Number of employees – 09/30/10

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
265	2	4	54	253	164	742

Department	Number of employees
Field	379
Administrative	363

Complementary work force – 09/30/10

Contracted	Other (*)
118	5

(*) Employees from others companies of  theEletrobras System

Marketletter – September 2010

Balance Sheet for the period ended on September 30

(R$ thousand)

Assets	2010	2009
Current Assets
Cash and banks	15,984	2,712
Consumers and Concessionaire	115,620	171,562
Provision for credits of questionable liquidation	(61,602)	(110,174)
Debtors	3,014	2,768
Stored materials	47,889	1,788
Others Credits	6,133	10,803
	127,038	79,459
Non- Current Assets
Long-term asset
ICMS tax to recover	9,351	36,242
Consumers and concessionaire	65,354	10,518
Other credits	11,267	1,361
	85,972	48,121
Property, plant and equipment	128,426	129,391
Intangible	2,582	552
	216,980	178,064
Total Assets	344,018	257,523

Marketletter – September 2010

Liabilities and Stockholders’ Equity	2010	2009
Current Liabilities
Suppliers	223,517	104,344
Payment-roll	2,035	568
Regulatory taxes	2,552	1,104
Taxes and social contributions	1,532	1,781
Estimated obligations	6,832	5,855
Provisions for contingencies	10,885	6,242
Research and Development / energy efficiency	3,333	2,263
Associated and Subsidiaries or Parent co	4,310	8,993
Other payable accounts	16,404	5,212
	271,400	136,362

Non-Current Liabilities
Associated and Subsidiaries or Parent co	78,669	81,839
Research and Development / energy efficiency	4,986	4,688
	83,655	86,527

Stockholders’ Equity
Social Capital	320,743	320,743
Accrued losses	(331,780)	(286,109)
	(11,037)	34,634
Total Liabilities and Stockholders’ Equity	344,018	257,523

Marketletter – September 2010

Statement of Income for the period ended on September 30

(R$ thousand)

	2010	2009
Operating Revenue
Supply of electric energy	102,411	126,163
Gross supply of electric energy	7,839	4,116
Use of distribution grid	10,082	9,643
Other operating revenues	1,613	2,090
	121,954	142,012
Deductions to Operating Revenue
ICMS on the sale of energy	(10,435)	(21,522)
Social contribution - PIS/PASEP	(2,054)	(2,342)
Social contribution - COFINS	(9,321)	(10,786)
Service tax - ISS	(40)	(37)
Global Reversion Reserve	(2,121)	(1,647)
Charge on program for energy efficiency	(472)	(510)
Charge on Fuel consumption account - CCC	(2,726)	(2,539)
Charge on Research and Development	(472)	(510)
	(27,641)	(39,893)
Net Operating Revenue	94,304	102,119
Cost of electric energy service
Electric energy purchased for resale	(33,699)	(61,466)
Cost of operation
Personnel	(15,986)	(14,593)
Material	(159)	(231)
Third party services	(464)	(848)
Depreciation and amortization	(4,118)	(3,473)
Others	(123)	172
	(54,549)	(80,439)
Gross income	39,755	21,680
Operating income (expenses)
Sales expenses	(29,589)	(24,583)
General and administrative expense	(26,735	(20,098)
Other operating income (expenses), net	(2,868)	(5,481)
	(59,192)	(50,162)
Operating loss before financing result	(19,437)	(58,482)
Other income (expenses)	(118)	-
Financing result
Income from financial applications	456	58
Monetary variation – asset	14,372	12,158
Monetary variation – liability	(20,157)	(4,884)
Debt charges	(3,865)	(4,617)
Others	(2,560)	(791)
	(11,754)	1,924
Loss for the period	(31,309)	(26,558)

Marketletter – September 2010

    R$ million
EBITDA		EBITDA Margin
9 months/10	9 months/09	9 months/10	9 months/09
(15.4)	(25.0)	(16.37%)	(24.49%)

Market Data

Electric energy purchased for resale

	3rd qrt/10	9 months/10
MWh	77,337.490	295,497.732
R$ million	11.54	44.29

Energy sold

	3rd qrt/10		9 months/10
Class	R$ million	MWh	R$ million s	MWh
State utilities	4.45	22,304	13.18	65,873
Industrial	0.715	2,961	2.25	9,839
Residential	20.11	60,350	57.39	176,309
Commercial	8.30	27,568	23.37	79,999
Other	1.32	6,853	4.05	21,604
Total	34.89	120,036	100.25	353,625

DEC- Duration of interruptions - in hours

3rd qrt/10	9 months/10
4.09	11.09

FEC – Frequency of interruptions – Number of outages

3rd qrt/10	9 months/10
4.85	16.39

TMA – Average response time – in minutes

3rd qrt/10	9 months/10
91.49	74.56

Extension of distribution lines (km) – 09/30/10

km	Voltage (kV)
924.424	127V ou 220V
1,042.21	13.8kV
70.27	69kV

Average tariff – R$/MWh

3rd qrt/10	9 months/10
290.64	283.45

Main Investments - R$ million

Project	3rd qrt/10	9 months/10
Distribuition
Maintenance of energy distribution system	0.419	0.911
Maintenance of energy distribution and commercialization system	1.272	1.513
Outros
Maintenance and adjustment of real estate	0	0.157
Maintenance and adjustment of property. vehicles and equipment	0.019	0.056
Total	1.71	2.637

Loans and Financing – R$ million

Creditor	Balance on 09/30/10	Date Due	Currency
Eletrobras – RES 0676/03	7.75	30/10/2015	R$
Eletrobras – ECF 1554/97	6.97	30/10/2015	R$
Eletrobras – RES 0898/03	1.59	30/11/2015	R$
Eletrobras – RES 2516/05	0.26	30/12/2014	R$
Eletrobras – RES 2554/05	0.21	30/12/2014	R$
Eletrobras Eletronorte	23.45	30/11/2013	R$

Marketletter – September 2010

Contract obligations on 09/30/10 – R$ million

Loans and Financing	2010	2011	2012	2013	2014	2015	After 2015
Eletrobras	1.44	2.07	3.06	3.37	3.71	3.31	0
Eletronorte	1.59	6.79	7.50	7.57	0	0	0

Energy Purchase Agreement	2010	2011	2012	2013	2014	2015	After 2015
MWh	470,997	632,601	660,341	703,499	741,635	660,341	3,541,831
R$ million	108.31	160.02	183.73	216.14	249.70	284.96	1.528,42

Default – more than  180 days – on 09/30/10

Class	R$ million
Industrial	0.20
Residential	2.60
Commercial	0.34
Other	59.33
Total	62.45

Number of employees – on 09/30/10

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
107	85	0	0	68	33	293

Department	Number of employees
Field	147
Administrative	146

Complementary work force – 09/30/10

Contracted	Other
01	01

Marketletter – September 2010 Participation Company

Eletropar has a minority participation of 49% in the share capital of Eletronet SA - Eletronet and acts as representative of the interests of the utilities controlled by Eletrobras at Eletronet, with the responsibility of passing through the business earnings to these companies. Eletropar is paid for these administration services and is reimbursed for expenses incurred on account of services rendered.

Marketletter – September 2010

Balance Sheet for the period ended on September 30
(R$ thousand)

Assets	2010	2009
Current Assets
Cash and banks	53,344	28,696
Return on investments	5,395	5,019
Fiscal assets to recover	344	910
Other	64	172
	59,147	34,797
Non-current assets
Investments	82,791	84,024
Property, plant and equipment
Furniture and utensils	206	186
(-) Accumulated depreciation	(160)	(147)
	46	39
Intangible	1	1
	82,838	84,064
TOTAL ASSETS	141,986	118,861

	2010	2009
LIABILITIES AND STOCKHOLDERS EQUITY
CURRENT LIABILITIES
Payable accounts - Eletrobras	661	454
Tax obligations	86	42
Estimated obligations	13	11
Other	42	63
	803	570

STOCKHOLDERS EQUITY
Social Capital	118,054	55,769
Income reserve	569	533
Accrued losses	22,559	(295)
	141,182	56,007
Advance Payment for Capital Increase	-	62,285
	141,182	118,291
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	141,986	118,861

Marketletter – September 2010

Statement of Income for the period ended on September 30
(R$ thousand)

	2010	2009
Operating Revenues
Dividends	20,504	14,735
Equity participation	3,147	4,296
	23,652	19,031
Operating Expenses
Personnel/fees	1,765	1,961
Materials and Products	57	65
Traveling expenses, transportation, training	68	34
Third party services	352	327
Publicity	237	297
Taxes and contributions	115	114
Rent, Condominium Installments and Municipal Taxes	50	47
Operational provision	391	7,454
Equity acquisition - losses	320	226
Other	55	63
	3,409	10,588
Operating Result BEFORE FINANCING RESULT	20,242	8,443
FINANCIAL REVENUES (EXPENSES)	20,251
Financing revenues	2,704	2,039
Financing expenses	(82)	(438)
FINANCIAL RESULT	2,622	1,601
Operacional result	22,864	10,044
Income before income tax and social contribution	22,864	10,044
Income tax and social contribution	(305)	-
Net income for the period	22,559	10,044
Net income per share	R$ 1.9175	R$ 0.9666

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2010

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.